
10013066

ORIGINAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

333-167967

SP Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001493182
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Plano, Texas on June 21, 2010.

SP Bancorp, Inc.

By: 

Jeffrey L. Weaver
President and Chief Executive Officer

EXHIBIT 99.3

PRO FORMA VALUATION REPORT

SP BANCORP, INC.
Plano, Texas

PROPOSED HOLDING COMPANY FOR:
SHAREPLUS FEDERAL BANK
Plano, Texas

Dated As Of:
May 28, 2010

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 1100
Arlington, Virginia 22201

May 28, 2010

Board of Directors
SharePlus Federal Bank
5224 West Plano Parkway
Plano, Texas 35093

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Plan of Conversion

The Board of Directors of SharePlus Federal, Plano, Texas ("SharePlus Federal" or the "Bank") adopted the plan of conversion on April 1, 2010, incorporated herein by reference. Pursuant to the plan of conversion, the Bank will convert from a federally-chartered savings bank to a federally-chartered stock savings bank and become a wholly-owned subsidiary of SP Bancorp, Inc. ("Bancorp" or the "Company"), a newly formed Maryland corporation. Bancorp will offer 100% of its common stock in a subscription offering to Eligible Account Holders, tax-qualified employee benefit plans including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members, as such terms are define for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and/or a syndicated community offering. Going forward, Bancorp will own 100% of the Bank's stock, and the Bank will initially be Bancorp's sole subsidiary. A portion of the net proceeds received from the sale of the common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, a loan to the newly-formed ESOP and reinvestment of the proceeds that are retained by the Company. In the future, Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Bank and the other parties engaged by the Bank to assist in the corporate reorganization and stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank's and the Company's regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Bank that has included due diligence related discussions with SharePlus Federal's management; McGladrey & Pullen, LLP, the Bank's independent auditor; Luse Gorman Pomerenk & Schick, P.C., SharePlus Federal's conversion counsel; and Sandler O'Neill & Partners, LLP, which has been retained as the financial and marketing advisor in connection with the Bank's stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which SharePlus Federal operates and have assessed the Bank's relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions generally and analyzed the potential impact of such developments on SharePlus Federal and the industry as a whole to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Bank's operating characteristics and financial performance as they relate to the pro forma market value of Bancorp. We have reviewed the economy and demographic characteristics of the primary market area in which the Bank currently operates. We have compared SharePlus Federal's financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the market for thrifts and thrift holding companies, including the market for new issues.

The Appraisal is based on SharePlus Federal's representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of the Bank. The valuation considers SharePlus Federal only as a going concern and should not be considered as an indication of the Bank's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank and the Company and for all thrifts and their holding companies. Changes in the local and national economy, the federal and state legislative and regulatory environments for financial institutions, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank's value alone. It is our understanding that SharePlus Federal intends to remain an independent institution and there are no current plans for selling control of the Bank as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of May 28, 2010, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $15,000,000 at the midpoint, equal to 1,500,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $12,750,000 and a maximum value of $17,250,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 1,275,000 at the minimum and 1,725,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $19,837,500 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 1,983,750.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable OTS regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable OTS regulatory guidelines was based on the financial condition and operations of SharePlus Federal as of March 31, 2010, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the OTS conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of SharePlus Federal, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market in general, the market for thrift stocks and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,

RP® FINANCIAL, LC.



Ronald S. Riggins
President and Managing Director



Gregory E. Dunn
Director

TABLE OF CONTENTS
SP BANCORP, INC.
SHAREPLUS FEDERAL BANK
Plano, Texas

TABLE OF CONTENTS
SP BANCORP, INC.
SHAREPLUS FEDERAL BANK
Plano, Texas
(continued)

LIST OF TABLES
SP BANCORP, INC.
SHAREPLUS FEDERAL BANK
Plano, Texas

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

SharePlus Federal Bank ("SharePlus Federal" or the "Bank") was originally organized in August 1958 as the Frito Employees Credit Union, which was based in Dallas, Texas. In 1986, Frito Employees Credit Union merged with Lays Employees Savings and Loan to form Frito-Lay Federal Credit Union. In October 1993, Frito-Lay Federal Credit Union changed its name to SharePlus Federal Credit Union. SharePlus Federal Credit Union served the employees and family members of Frito-Lay, Inc., YUM! Brands, Inc., A&W Restaurants, Inc., KFC Corporation, Long John Silvers, Inc., Pizza Hut, Inc., Taco Bell Corp. and various PepsiCo Divisions, as well as dozens of companies who provided credit union benefits to their employees. On October 1, 2004, SharePlus Federal Credit Union completed its charter conversion to an OTS regulated federal savings bank.

SharePlus Federal is headquartered in Plano, Texas and serves the Dallas/Fort Worth metropolitan area through five branch offices. The Bank also maintains two branch locations in Louisville, Kentucky and one branch office in Irvine, California. The Louisville branches are maintained in YUM! Brand offices and the branch in Irvine is located in Taco Bell's headquarters. A map of the Bank's branch offices in Texas is provided in Exhibit I-1. The Bank is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation ("FDIC"). At March 31, 2010, the Bank had $227.2 million in assets, $192.2 million in deposits and total equity of $17.0 million, equal to 7.5% of total assets. The Bank's audited financial statements are incorporated by reference as Exhibit I-2.

Plan of Conversion

On April 1, 2019, the Board of Directors of the Bank adopted a plan of conversion, incorporated herein by reference, in which the Bank will convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank and become a wholly-owned subsidiary of SP Bancorp, Inc. ("Bancorp" or the "Company"), a newly formed Maryland corporation. Bancorp will offer 100% of its common stock to qualifying depositors of SharePlus Federal in a subscription offering and, if necessary, to members of the general public through a community offering and/or a syndicated community offering. Going forward, Bancorp will own 100% of the Bank's stock, and the Bank will initially be Bancorp's sole subsidiary. A portion of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, extending a loan to the newly-formed employee stock ownership plan (the "ESOP") and reinvestment of the proceeds that are retained by the Company. In the future, Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Strategic Overview

SharePlus Federal is positioned as a full servicing community bank, which emphasizes the offering of traditional financial services and products to individuals and businesses within the Dallas-Fort Worth metropolitan area. As the result of its former credit union charter that served a nationwide membership base, the Bank continues to offer it retail loan and deposit products to employees of companies that were served by SharePlus Federal Credit Union. A large portion of the Bank's deposit base consists of accounts that were opened by members of the SharePlus Federal Credit Union, particularly with respect to the three branches located outside of the state of Texas. Historically, as a credit union, the Bank's operating strategy emphasized the origination of 1-4 family permanent mortgage loans and automobile loans funded primarily by retail deposits. The Bank's retail deposit base has consistently included a high concentration of lower balance checking accounts, which is a major source of non-interest earning revenues for the Bank in terms of fees and service charges that are generated on those accounts. Following the charter conversion to a mutual savings bank, SharePlus Federal put infrastructure in place to pursue a more diversified lending strategy and to grows its community bank franchise in the Dallas-Fort Worth metropolitan area. Lending diversification by the Bank has emphasized growth of commercial real estate loans, which constitute the most significant area of lending diversification for the Bank. The Bank's current strategic plan is to pursue further lending diversification, in which commercial real estate loans and commercial business loans will be emphasized as the primary sources of loan growth. Pursuant to targeting growth of commercial loans, the Bank is also placing an emphasis on growing commercial deposit accounts through establishing full service banking relationships with its commercial borrowers.

Loan growth strategies have generally been achieved without comprising credit quality; although, the Bank has experienced some deterioration in credit quality during recent years, as the national economic recession has impacted the Bank's lending markets as well. Credit quality deterioration in the loan portfolio has been mostly related to an increase in non-performing loans secured by commercial real estate and 1-4 family properties.

Investments serve as a supplement to the Bank's lending activities and the investment portfolio is considered to be indicative of a low risk investment philosophy. Mortgage-backed securities comprise the largest concentration of the investment portfolio, with other investments consisting of U.S. Government and agency securities, municipal bonds and FHLB stock. The Bank also maintains cash and cash equivalents as a source of liquidity and, as the result of recent strong deposit growth, the balance of cash and cash equivalents held by the Bank increased significantly in the first quarter of 2010.

Retail deposits have consistently served as the primary interest-bearing funding source for the Bank. Transaction and savings accounts comprise the majority of the Bank's deposits, reflecting the Bank's emphasis on marketing and cross-selling those accounts. Originally chartered and operated as a credit union for most of its corporate history provided the foundation for the relatively high level of transaction and saving accounts maintained by the Bank. In fact, the concentration of transaction and savings account deposits comprising the Bank's deposit composition has trended lower in recent years. The Bank utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk, with FHLB advances constituting the source of borrowings typically utilized by the Bank.

SharePlus Federal's earnings base is largely dependent upon net interest income and operating expense levels. Overall, the Bank's operating strategy has provided for a relatively strong net interest margin, which has been supported by a relatively low cost of funds realized from maintaining a high concentration of deposits in transaction and savings account deposits. Operating expenses have been maintained at relatively high levels, which are reflective of the relatively high administrative costs associated with servicing transaction and savings account deposits that constitute the major portion of the Bank's deposits. The Bank's high level of operating expenses also reflect infrastructure that has been put into place to facilitate growth strategies going forward. Revenues derived from non-interest income sources have been a fairly strong contributor to the Bank's core earnings base, which consist primarily of service charges generated from retail banking activities.

The post-offering business plan of the Bank is expected to continue to focus on operating and growing a profitable institution serving retail customers and businesses in local markets. Accordingly, SharePlus Federal will continue to be an independent community-oriented financial institution with a commitment to meeting the retail and commercial banking needs of individuals and businesses in the Dallas-Fort Worth Metropolitan area. The Bank will also continue to maintain and develop new banking relationships with former members of SharePlus Federal Credit Union on a nationwide basis. In addition, the Bank's business plan is to implement strategies that will facilitate growth of its Dallas-Fort Worth bank franchise and increase earnings.

The Bank's Board of Directors has elected to complete a mutual-to-stock conversion to improve the competitive position of SharePlus Federal. The capital realized from the stock offering will increase the operating flexibility and overall financial strength of SharePlus Federal. The additional capital realized from stock proceeds will increase the Bank's leverage capacity, pursuant to which the Bank plans to emphasize loan growth and growth of other interest-earning assets. SharePlus Federal's higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, particularly through enhancing the Bank's interest-earning-assets-to-interest-bearing-liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Bank's future funding needs, which may facilitate a reduction in SharePlus Federal's funding costs. Additionally, SharePlus Federal's stronger capital position will also better position the Bank to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through the establishment or acquisition of additional banking offices or customer facilities that would provide for further penetration in the Dallas-Fort Worth metropolitan area. The Bank will also be better positioned to pursue growth through acquisition of other financial service providers following the stock offering, given its strengthened capital position and its ability to offer stock as consideration. At this time, the Bank has no specific plans for expansion. The projected uses of proceeds are highlighted below.

- SP Bancorp, Inc. The Company is expected to retain up to 50% of the net offering proceeds. At present, funds at the Company level, net of the loan to the ESOP, are expected to be invested into short-term investment grade securities and liquid funds. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of cash dividends.
- SharePlus Federal Bank. Approximately 50% of the net stock proceeds will be infused into the Bank in exchange for all of the Bank's stock. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth over time.

Overall, it is the Bank's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with SharePlus Federal's operations.

Balance Sheet Trends

Table 1.1 shows the Bank's historical balance sheet data for the past five and one-quarter years. From year end 2005 through March 31, 2010, SharePlus Federal's assets increased at a 5.8% annual rate. Asset growth was largely driven by loan growth and more recently the build-up of cash and cash equivalents. Asset growth was primarily funded by deposit growth, while borrowings have been maintained a relatively stable balance over the past five and one-quarter fiscal years. A summary of SharePlus Federal's key operating ratios for the past five and one-quarter years is presented in Exhibit I-3.

SharePlus Federal's loans receivable portfolio increased at a 4.9% annual rate from year end 2005 through March 31, 2010, with the loan portfolio exhibiting the most significant growth during 2008. The relatively strong loan growth during fiscal year 2008 was supported by growth of 1-4 family loans and commercial real estate loans. The loans receivable balance at March 31, 2010 was $165.7 million. Loan growth was slightly less the Bank's asset growth rate during the period covered in Table 1.1 and, therefore, loans receivable as a percent of assets decreased from 75.6% at year end 2005 to 73.0% at March 31, 2010. The Bank also maintained $1.5 million of loans held for sale at March 31, 2010, which equaled 0.6% of assets.

While 1-4 family permanent mortgage loans represent the largest concentration in the Bank's loan portfolio, SharePlus Federal's lending diversification emphasis on commercial real estate loans is evidenced by recent trends in the loan portfolio. Trends in the Bank's loan portfolio composition over the past five and one-quarter years show that the concentration of 1-4 family loans comprising total loans has been maintained at approximately 70% of total loans since increasing from 62.7% of total loans at year end 2005 to 68.2% of total loans at year end 2006. Comparatively, commercial real estate loans increased from a zero balance at year end 2005 to 13.9% of total loans at March 31, 2010. The increase in the concentration of commercial real estate loans in the Bank's loan portfolio was offset by a decrease in the concentration of consumer loans comprising total loans, as the Bank has placed less of an emphasis on auto lending since converting its charter to a savings bank. Consumer loans decreased

Table 1.1
SharePlus Federal Bank
Historical Balance Sheet Data

	At Year Ended December 31,										At March 31,		12/31/05-3/31/10 Annual. Growth Rate
	2005		2006		2007		2008		2009		2010		
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:													
Assets	$178,826	100.00%	$179,832	100.00%	$167,117	100.00%	$191,000	100.00%	$208,132	100.00%	$227,184	100.00%	5.79%
Cash and cash equivalents/CDs	11,876	6.64%	6,568	3.65%	4,000	2.39%	5,731	3.00%	11,717	5.63%	35,542	15.64%	29.42%
Investment securities	21,549	12.05%	20,416	11.35%	14,474	8.66%	8,048	4.21%	13,492	6.48%	13,281	5.85%	-10.76%
Fixed annuity	1,099	0.61%	1,136	0.63%	1,174	0.70%	1,039	0.54%	1,088	0.52%	1,098	0.48%	-0.02%
Loans receivable, net	135,156	75.58%	140,718	78.25%	135,684	81.19%	164,462	86.11%	170,535	81.94%	165,732	72.95%	4.92%
Loans held for sale	872	0.49%	1,911	1.06%	2,079	1.24%	470	0.25%	932	0.45%	1,457	0.64%	12.84%
FHLB stock	1,331	0.74%	1,126	0.63%	695	0.42%	1,520	0.80%	1,605	0.77%	1,604	0.71%	4.49%
Deposits	$137,795	77.06%	$140,131	77.92%	$139,895	83.71%	$141,508	74.09%	$172,591	82.92%	$192,191	84.60%	8.14%
Borrowings	20,416	11.42%	18,805	10.46%	8,509	5.09%	30,534	15.99%	15,995	7.69%	15,998	7.04%	-5.58%
Equity	$17,875	10.00%	$17,772	9.88%	$16,625	9.95%	$16,774	8.78%	$17,262	8.29%	$17,007	7.49%	-1.16%
Loans/Deposits		98.08%		100.42%		96.99%		116.22%		98.81%		86.23%	
Full Service Banking Offices Open	9		9		9		9		8		8		

(1) Ratios are as a percent of ending assets.

Sources: SharePlus Federal's prospectus, audited and unaudited financial statements and RP Financial calculations.

from 32.5% of total loans at year end 2005 to 7.3% of total loans at March 31, 2010. Other areas of lending diversification for the Bank include home equity loans, which have generally been maintained between 5% to 6% of total loans outstanding over the past five and one-quarter years, and commercial business loans, which have comprised less than 1% of total loans outstanding over the past five and one-quarter years.

The intent of the Bank's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting SharePlus Federal's overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will primarily be invested into a deposit at the Bank. Over the past five and one-quarter years, the Bank's level of cash and investment securities (inclusive of FHLB stock) ranged from a low of 8.0% of assets at year end 2008 to a high of 22.2% of assets at March 31, 2010. The higher level of cash and investments maintained at March 31, 2010 was related to deposit growth in the first quarter of 2010 that was mostly held in cash and cash equivalents. Mortgage-backed securities comprise the most significant component of the Bank's investment holdings, with the portfolio consisting mostly of mortgage-pass-through certificates that are guaranteed or insured by Government Sponsored Enterprises ("GSEs"). On a more limited basis, the mortgage-backed securities portfolio includes collateralized mortgage obligations ("CMOs"), which are guaranteed or insured by GSEs. As of March 31, 2010, the Bank's investment in mortgage-backed securities totaled $9.4 million. Beyond the Bank's investment in mortgage-backed securities, investment securities held by the Bank at March 31, 20100 consisted of U.S. Government and agency securities ($2.5 million) and municipal bonds ($1.4 million). As of March 31, 2010, all investment securities were maintained as available for sale and the net unrealized gain on the investment portfolio equaled $247,000. Exhibit I-4 provides historical detail of the Bank's investment portfolio. Other investments held by the Bank at March 31, 2010 consisted of $1.6 million of FHLB stock. The Bank also held cash and cash equivalents amounting to $35.5 million or 15.6% of assets at March 31, 2010, which was at a comparatively high level than typically has been maintained by the Bank.

The Bank also maintains an investment in a fixed annuity for purposes of funding the deferred compensation of the Bank's CEO and President. As of March 31, 2010, the Bank's fixed annuity investment equaled $1.1 million.

Over the past five and one-quarter years, SharePlus Federal's funding needs have been addressed through a combination of retail deposits, borrowings and internal cash flows. From year end 2005 through March 31, 2010, the Bank's deposits increased at an 8.1% annual rate. During the five and one-quarter year period covered in Table 1.1, total deposits ranged from a low of $137.8 million or 77.1% of assets at year end 2005 to a high of $192.2 million or 84.6% of assets at March 31, 2010. In comparison to the deposit base of a traditional thrift, the Bank maintains a relatively high concentration of deposits in core transaction and savings account deposits. Core deposits comprised 68.7% of total deposits at March 31, 2010, versus 72.6% of total deposits at year end 2007. The shift in deposit composition towards a higher concentration of CDs resulted from CDs growing at a faster rate compared to the growth rate for core deposits.

Borrowings serve as an alternative funding source for the Bank to address funding needs for growth and to support management of deposit costs and interest rate risk. From year end 2005 to March 31, 2010, borrowings decreased at an annual rate of 5.6%. Borrowings ranged from a low of $8.5 million or 5.1% of assets at year end 2007 to a high of $30.5 million or 16.0% of assets at year end 2008. Since year end 2008, deposit growth has funded the pay down of the Bank's borrowings. As of March 31, 2010, SharePlus Federal maintained $16.0 million of borrowings equal to 7.0% of assets. Borrowings held by the Bank at March 31, 2010 consisted entirely of FHLB advances.

The Bank's equity decreased at a 1.2% annual rate from year end 2005 through March 31, 2010, as the result of net losses recorded during 2006, 2007 and the first quarter of 2010 partially offset by retention of earnings during 2005, 2008 and 2009. Asset growth combined with the decrease in equity resulted in a decrease in the Bank's equity-to-assets ratio from 10.0% at year end 2005 to 7.5% at March 31, 2010. All of the Bank's capital is tangible capital, and SharePlus Federal maintained capital surpluses relative to all of its regulatory capital requirements at March 31, 2010. The addition of stock proceeds will serve to strengthen the Bank's capital position, as well as support growth opportunities. At the same time, SharePlus Federal's ROE will initially be depressed following its stock conversion as the result of the significant increase that will be realized in the Bank's pro forma capital position.

Income and Expense Trends

Table 1.2 shows the Bank's historical income statements for the past five years and for the twelve months ended March 31, 2010. The Bank's reported earnings over the past five and one-quarter years, ranged from a net loss of $1.2 million or 0.71% of average assets in 2007 to net income of $493,000 or 0.23% of average assets in 2009. For the twelve months ended March 31, 2009, the Bank's reported net income of $36,000 or 0.02% of average assets. The net loss recorded in 2007 was mostly related to a writedown on loans held for sale in connection with a restructuring of the Bank's loan portfolio and an increase in the amount of loan loss provisions established. Net interest income and operating expenses represent the primary components of the Bank's earnings. Non-interest operating income has been a healthy contributor to the Bank's earnings as well, while loan loss provisions and gains and losses from the sale of loans and investments have had a varied impact on the Bank's earnings over the past five and one-quarter years.

Over the past five and one-quarter years, the Bank's net interest income to average assets ratio ranged from a low of 2.98% during 2006 to a high of 3.73% during 2009. The decrease in the Bank's net interest income ratio from 2005 to 2006 reflects a narrowing of the Bank's interest rate spread from 3.33% during 2005 to 3.05% during 2006, as the result of a more significant increase in funding costs relative to interest-earning asset yields during a period of rising interest rates. Comparatively, the Bank's net interest income to average assets ratio trended higher from 2.98% in 2006 to 3.73% during 2009. The upward trend in the Bank's net interest income ratio reflects a widening of the Bank's interest rate spread from 3.05% during 2006 to 3.83% during 2009, as the Bank's interest rate spread benefitted from declining short-term interest

Table 1.2
SharePlus Federal Bank
Historical Income Statements

	For the Year Ended December 31,										For the 12 months Ended 3/31/10	
	2005		2006		2007		2008		2009			
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest income	$8,420	4.70%	$8,617	4.82%	$9,207	5.35%	$9,571	5.35%	$10,599	5.05%	$10,562	4.77%
Interest expense	(2,434)	-1.36%	(3,290)	-1.84%	(3,770)	-2.19%	(3,064)	-1.71%	(2,751)	-1.31%	(2,550)	-1.15%
Net interest income	$5,986	3.34%	$5,327	2.98%	$5,437	3.16%	$6,507	3.63%	$7,848	3.73%	$8,012	3.61%
Provision for loan losses	(285)	-0.16%	(492)	-0.28%	(749)	-0.43%	(391)	-0.22%	(687)	-0.33%	(1,631)	-0.74%
Net interest income after provisions	$5,701	3.18%	$4,835	2.70%	$4,688	2.72%	$6,116	3.42%	$7,161	3.41%	$6,381	2.88%
Other operating income	$2,049	1.14%	$2,065	1.15%	$2,103	1.22%	$2,071	1.16%	$1,845	0.88%	$1,837	0.83%
Operating expense	(7,260)	-4.05%	(7,754)	-4.33%	(8,307)	-4.82%	(8,349)	-4.66%	(8,649)	-4.12%	(8,604)	-3.89%
Net operating income	$490	0.27%	($854)	-0.48%	($1,516)	-0.88%	($162)	-0.09%	$357	0.17%	($386)	-0.17%
Non-Operating Income												
Writedown of loans held for sale	$0	0.00%	$0	0.00%	($615)	-0.36%	$0	0.00%	$0	0.00%	$0	0.00%
Gain(loss) on sale of investment securities	0	0.00%	0	0.00%	0	0.00%	75	0.04%	34	0.02%	31	0.01%
Gain(loss) on sale of loans	0	0.00%	645	0.36%	325	0.19%	226	0.13%	464	0.22%	459	0.21%
Net non-operating income	$0	0.00%	$645	0.36%	($290)	-0.17%	$301	0.17%	$498	0.24%	$490	0.22%
Net income before tax	$490	0.27%	($209)	-0.12%	($1,806)	-1.05%	$139	0.08%	$855	0.41%	$104	0.05%
Income tax provision	(219)	-0.12%	64	0.04%	583	0.34%	(111)	-0.06%	(362)	-0.17%	(68)	-0.03%
Net income (loss)(2)	$271	0.15%	($145)	-0.08%	($1,223)	-0.71%	$28	0.02%	$493	0.23%	$36	0.02%
Adjusted Earnings												
Net income	$271	0.15%	($145)	-0.08%	($1,223)	-0.71%	$28	0.02%	$493	0.23%	$36	0.02%
Add(Deduct): Net gain/(loss) on sale	0	0.00%	(645)	-0.36%	290	0.17%	(301)	-0.17%	(498)	-0.24%	(490)	-0.22%
Tax effect (2)	-	0.00%	-	0.00%	(110)	-0.06%	114	0.06%	189	0.09%	186	0.08%
Adjusted earnings	$271	0.15%	($790)	-0.44%	($1,043)	-0.61%	($159)	-0.09%	$184	0.09%	($268)	-0.12%
Expense Coverage Ratio (3)	0.82		0.69		0.65		0.78		0.91		0.93	
Efficiency Ratio (4)	90.4%		104.9%		110.2%		97.3%		89.3%		87.6%	

(1) Ratios are as a percent of average assets.
(2) Assumes a 38.0% effective tax rate.
(3) Expense coverage ratio calculated as net interest income before provisions for loan losses divided by operating expenses.
(4) Efficiency ratio calculated as operating expenses divided by the sum of net interest income before provisions for loan losses plus other income (excluding net gains).

Sources: SharePlus Federal's prospectus, audited & unaudited financial statements and RP Financial calculations.

rates and resulting steeper yield curve that provided for a more significant decline in funding costs relative to yields earned on interest-earning assets. Comparatively, the decrease in the Bank's net interest income ratio during the twelve months ended March 31, 2010 was largely related to the large increase in cash and cash equivalents and the very low yields that are earned on those balances. Accordingly, the Bank's interest rate spread narrowed from 3.87% during the quarter ended March 31, 2009 to 3.60% during the quarter ended March 31, 2010. The Bank's net interest rate spreads and yields and costs for the past five and one-quarter years are set forth in Exhibits I-3 and I-5.

Non-interest operating income has been a fairly stable and strong contributor to the Bank's earnings over the past five and one-quarter years, ranging from a low of 0.83% of average assets during the twelve months ended March 31, 2010 to a high of 1.22% of average assets during 2007. Customer service fees and charges derived primarily from transaction deposit accounts constitute the largest source of non-interest operating income for the Bank. The relatively strong contribution realized from service fees and charges to non-interest operating income is supported by the Bank's relatively high concentration of deposits maintained in transaction deposits, which includes a large number of lower balance checking accounts.

Operating expenses represent the other major component of the Bank's earnings, ranging from a low of 3.89% of average assets during the twelve months ended March 31, 2010 to a high of 4.82% of average assets during 2007. Overall, the Bank has maintained a relatively high level of operating expenses, which is indicative of the higher staffing needs associated with servicing a relatively high concentration of transaction accounts. The Bank's high operating expenses also reflect infrastructure that has been put in place to support future growth strategies as a full service community bank. The recent downward trend in the Bank's operating expense ratio has been facilitated by comparatively stronger asset growth compared to increases in operating expense, which has provided for some leveraging of the operating expense ratio since 2008. Further upward pressure will be placed on the Bank's operating expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same time, the increase in capital realized from the stock offering will increase the Bank's capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

Overall, the general trends in the Bank's net interest margin and operating expense ratio since 2005 reflect an increase in core earnings, as indicated by the Bank's expense coverage ratio (net interest income divided by operating expenses). SharePlus Federal's expense coverage ratio equaled 0.82 times during 2005 versus a ratio of 0.93 times during the twelve months ended March 31, 2010. An increase in the net interest income ratio and a decrease in the operating expense ratio both contributed to the improvement in the Bank's expense coverage ratio. Similarly, SharePlus Federal's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 90.4% during 2005 was slightly less favorable than its efficiency ratio of 87.6% during the twelve months ended March 31, 2010.

Over the past five and one-quarter years, loan loss provisions established by the Bank ranged from a low of 0.16% of average assets during 2005 to a high of 0.74% of average assets during the twelve months ended March 31, 2010. An increase in non-performing loans, growth of higher risk types of loans and the impact of the recession on local economy were factors that contributed to the higher loan loss provisions established during the most recent twelve month period. As of March 31, 2010, the Bank maintained valuation allowances of $2.0 million, equal to 1.20% of net loans receivable and 43.28% of non-accruing loans. Exhibit I-6 sets forth the Bank's loan loss allowance activity during the past three and one-quarter years.

Non-operating income over the past five and one-quarter years has primarily consisted of gains on the sale of loans and also includes modest gains on the sale of investment securities. In 2007, the Bank recorded a non-operating loss related to the write down of loans held for sale. Overall, the net earnings impact of non-operating income and losses ranged from a loss of $290,000 or 0.17% of average assets in 2007 to income of $645,000 or 0.36% of average assets in 2006. For the twelve months ended March 31, 2010, the Bank recorded net non-operating income of $490,000 or

0.22% of average assets. Loan sale gains reflect the sale of fixed rate loan originations to the secondary market for purposes of interest rate risk management and, therefore, represent an ongoing activity for the Bank. Comparatively, the other components of the Bank's non-operating income are viewed as non-recurring income items. However, gains realized through secondary market activities are subject to a certain degree of volatility as well, given the dependence of such gains on the interest rate environment and the strength of the regional housing market.

The Bank's effective tax rate ranged from a low of 30.62% during 2006 to a high of 79.86% during 2008. As set forth in the prospectus, the Bank's marginal effective statutory tax rate is 38.0%.

Interest Rate Risk Management

The Bank's balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates, as well as in the interest rate environment that generally prevailed during 2006 and 2007, in which the yield curve was flat or inverted. Comparatively, the Bank's net interest margin has benefited from recent interest rate trends, which has provided for a steeper yield curve as the result of a decline in short-term interest rates. As of March 31, 2010, the Net Portfolio Value ("NPV") analysis provided by an independent consulting firm indicated that a 2.0% instantaneous and sustained increase in interest rates would result in a 12.1% decrease in SharePlus Federal's NPV (see Exhibit I-7).

The Bank pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Bank manages interest rate risk from the asset side of the balance sheet through selling originations of fixed rate 1-4 family loans, maintaining an investment portfolio with varied maturities, and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consists primarily of shorter term fixed rate loans or adjustable rate loans. As of December 31, 2009, of the Bank's total loans due after December 31, 2010, ARM loans comprised 57.4% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing long-term FHLB borrowings, extending CD maturities through offering attractive rates on certain longer term CDs and through maintaining a higher concentration of deposits in lower costing and less interest rate sensitive transaction and savings accounts. Transaction and savings accounts comprised 68.75% of the Bank's total deposits at March 31, 2010.

The infusion of stock proceeds will serve to further limit the Bank's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Bank's capital position will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

SharePlus Federal's lending activities have traditionally emphasized 1-4 family permanent mortgage loans and such loans continue to comprise the largest component of the Bank's loan portfolio. Beyond 1-4 family loans, lending diversification by the Bank has emphasized commercial real estate/multi-family loans followed by consumer loans. The commercial real estate loan portfolio includes land and construction loans for commercial real estate, while the 1-4 loan balance includes construction loans for single-family properties. Other areas of lending diversification for the Bank include home equity loans and commercial business loans. Going forward, the Bank's lending strategy is to continue to emphasize diversification of the loan portfolio, particularly with respect to growth of commercial real estate and commercial business loans. The origination of 1-4 family permanent mortgage loans is expected to remain an active area of lending for the Bank, although growth of the 1-4 family loan portfolio will be limited as new loan production will be offset by loan sales of most fixed rate originations and repayments on the existing portfolio. Exhibit I-9 provides historical detail of SharePlus Federal's loan portfolio composition over the past five and one-quarter years and Exhibit I-10 provides the contractual maturity of the Bank's loan portfolio by loan type as of December 31, 2010.

SharePlus Federal offers both fixed rate and adjustable rate 1-4 family permanent mortgage loans. Loans are underwritten to secondary market guidelines, as the Bank's current philosophy has been to sell most originations of fixed rate loans. Loans are sold on a servicing released basis. ARM loans offered by the Bank have initial repricing terms of three, five, seven and ten years and are indexed to the one year LIBOR. After the initial repricing period, ARM loans convert to a one-year ARM loan for the balance of the mortgage term. Fixed rate loans are offered for terms of 15 and 30 years. Residential loans are generated through the Bank's in-house lending staff, walk-ins, on-line banking and third party referrals through the Bank's broker program. The majority of loans are secured by properties in the Dallas-Fort Worth metropolitan area. SharePlus also originates 1-4 family on a national basis to employees of companies that were served by the SharePlus Federal Credit Union. A large portion of the 1- 4 family loans originated out-of-market consist of "re-location" loans, which are extended to home buyers that have been transferred to a different market area as an employee of one of the former member companies of SharePlus Federal Credit Union. As of March 31, 2010, the Bank's outstanding balance of 1-4 family loans equaled $123.1 million or 73.0% of total loans outstanding, which included 1-4 family construction loans of $117,000.

The Bank's 1-4 family lending activities include home equity loans and home equity lines of credit. Home equity loans are amortizing loans with terms of up to 15 years and generally have a fixed interest rate. Home equity lines of credit are tied to the prime rate as published in *The Wall Street Journal* and are offered for terms of up to 25 years consisting of a maximum ten year draw period and 15 year term for repayment of the loan. The Bank will originate home equity loans and lines of credit up to a maximum loan-to value ("LTV") ratio of 80.0%, inclusive of other liens on the property. As of March 31, 2010, the Bank's outstanding balance of home equity loans and home equity lines of credit equaled $8.8 million or 5.2% of total loans outstanding.

Construction loans originated by the Bank consist of loans to finance the construction of 1-4 family residences and commercial/multi-family properties. The Bank's 1-4 family construction lending activities include construction/permanent loans as well as speculative loans that are extended to experienced builders in the Bank's market area. Commercial real estate construction loans generally require a commitment for permanent financing to be in place prior to closing construction loan and are originated up to 75.0% of the completed appraised value of the property. Residential and commercial construction loans are interest only loans during the construction period. As of March 31, 2010, the Bank's 1-4 family loan portfolio included $117,000 of construction loans and the commercial real estate loan portfolio included $3.3 million of construction loans.

The balance of the mortgage loan portfolio consists of commercial real estate, multi-family and land loans, which are collateralized by properties in the Bank's regional lending area. SharePlus Federal generally originates commercial real estate and multi-family loans up to a maximum LTV ratio of 75.0% and requires a minimum debt-coverage ratio of 1.20 times. Commercial real estate loans are generally offered as adjustable rate loans which reprice every three or five years, with amortization terms of up to 20 years. Properties securing the commercial real estate loan portfolio include office condominiums, small strip shopping centers, other types of retail space and apartment buildings. Land loans consist substantially of properties that will be used for residential development and are typically extended up to a LTV ratio of 70.0%. Land loans are interest only loans tied to the prime rate as published in *The Wall Street Journal* and are offered for terms of up to 2 years. As of March 31, 2010, the Bank's outstanding balance of commercial real estate loans totaled $23.4 million or 13.9% of total loans outstanding and included $3.3 million of commercial real estate construction loans and $8.3 million of land loans.

SharePlus Federal's diversification into non-mortgage loans consists primarily of consumer loans and, to a lesser extent, commercial business loans. Consumer loans are offered on a nationwide basis to the employees of companies that were served by SharePlus Federal Credit Union. Beyond home equity loans and lines of credit, the Bank's consumer lending activities have consisted substantially of automobile loans which are originated directly by the Bank. Since converting its charter from a credit union to a savings bank, the origination of automobile loans has been less of an area of lending emphasis for the Bank and the automobile loan portfolio has trended lower in recent years. As of March 31, 2010, the automobile loan portfolio accounted for $8.9 million or 72.4% of the consumer loan portfolio. Comparatively, at December 31, 2005, the automobile loans portfolio accounted for $35.9 million or 81.3% of the consumer loan portfolio. SharePlus Federal's consumer lending activities other than automobile loans include unsecured signature loans, loans secured by deposits and various types of installment loans. As of March 31, 2010, the Bank's outstanding balance of consumer loans equaled $12.3 million or 7.3% of total loans outstanding.

The commercial business loan portfolio is generated through extending loans to businesses operating in the local market area. Commercial business loans offered by the Bank consist substantially of floating rate lines of credit indexed to the prime rate as reported in *The Wall Street Journal.* The commercial business loan portfolio consists of loans secured by business assets such as accounts receivable, inventory and equipment. Expansion of commercial business and commercial real estate lending activities are areas of lending emphasis for the Bank, pursuant to which the Bank is seeking to become a full service community bank to its commercial loan customers through offering a full range of commercial loan products that can be packaged with lower cost commercial deposit products. As of March 31, 2010, SharePlus Federal's outstanding balance of commercial business loans equaled $1.1 million or 0.7% of total loans outstanding.

Asset Quality

The Bank's historical 1-4 family lending emphasis and lending emphasis on lending in local and familiar markets and to former members of its credit union have generally supported the maintenance of relatively favorable credit quality measures. However, with the onset of the recession and less favorable real estate market conditions, the Bank has recently experienced some credit quality deterioration in its loan portfolio. Over the past five and one-quarter years, SharePlus Federal's balance of non-performing assets, consisting of non-performing loans and real estate owned but not including troubled debt restructurings, ranged from a low of 0.11% of assets at year end 2005 to a high of 2.03% of assets at March 31, 2010. As shown in Exhibit I-11, non-performing assets at March 31, 2010 consisted of $4.6 million of non-accruing loans. Non-accruing loans held by the Bank at March 31, 2010 were concentrated in commercial real estate loans ($3.5 million) and 1-4 family loans ($1.1 million).

To track the Bank's asset quality and the adequacy of valuation allowances, SharePlus Federal has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Classified assets are reviewed monthly by senior management and quarterly by the Board. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of March 31, 2010, the Bank maintained valuation allowances of $2.0 million, equal to 1.20% of net loans receivable and 43.28% of non-performing loans.

Funding Composition and Strategy

Deposits have consistently served as the Bank's primary funding source and at March 31, 2010 deposits accounted for 92.3% of SharePlus Federal's interest-bearing funding composition. Exhibit I-12 sets forth the Bank's deposit composition for the past three and one-quarter years. Transaction and savings account deposits constituted 68.75% of total deposits at March 31, 2010. Comparatively, transaction and savings account deposits constituted 72.60% of total deposits at December 31, 2007. The decrease in the concentration of transaction and savings account deposits was due to stronger growth of CDs relative to the growth rate of transaction and savings account deposits since year end 2007. Demand account deposits comprise the largest portion of the Bank's transaction and savings account deposits, accounting for 46.9% of the balance of transaction and savings account deposits at March 31, 2010.

The balance of the Bank's deposits consists of CDs, which equaled $60.1 million or 31.25% of total deposits at March 31, 2010 compared to $38.3 million or 27.40% of total deposits at December 31, 2007. SharePlus Federal's current CD composition reflects a higher concentration of short-term CDs (maturities of one year or less). As of March 31, 2010, 68.3% of the Bank's CDs were scheduled to mature in one year or less. Exhibit I-13 sets forth the maturity schedule of the Bank's CDs as of March 31, 2010. As of March 31, 2010, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $27.8 million or 46.3% of total CDs. The Bank held $807,000 of brokered deposits at March 31, 2010.

Borrowings serve as an alternative funding source for the Bank to facilitate management of funding costs and interest rate risk. The Bank maintained $16.0 million of FHLB advances at March 31, 2010 with a weighted average rate of 2.33%. FHLB advances held by the Bank at March 31, 2010 consisted of a mix of short- and long-term borrowings, with maturities on long-term borrowings generally extending out to five years. Exhibit I-14 provides further detail of the Bank's borrowings activities during the past three and one-quarter years.

Other Activities of the Bank

SharePlus Federal offers wealth management strategies through SharePlus Financial Services, which is a division of the Bank. SharePlus Financial Services offers securities and investment advisory services, which includes the sale of annuities, mutual funds, insurance products and equities and bonds.

Legal Proceedings

The Bank is not currently party to any pending legal proceedings that the Bank's management believes would have a material adverse effect on the Bank's financial condition, results of operations or cash flows.

II. MARKET AREA

Introduction

SharePlus Federal is headquartered in Plano, Texas and serves the Dallas-Fort Worth metropolitan area ("Dallas-Fort Worth MSA") through five full service offices. The Bank also operates two branch offices in Louisville, Kentucky and one branch in Irvine, Texas. The Bank's historical operations as a credit union, serving the employees and family members of Frito-Lay, Inc., YUM! Brands, Inc., A&W Restaurants, Inc., KFC Corporation, Long John Silvers, Inc., Pizza Hut, Inc., Taco Bell Corp., and various PepsiCo Divisions, has six of the eight branches located at a corporate headquarters or locations affiliated with the companies listed above. Within Texas, the headquarters office and two branch offices are located in Collin County and two branches are located in Dallas County, both of which are part of the Dallas-Fort Worth MSA, commonly referred to as the Metroplex. Plano, Texas in Collin County is an affluent northern suburb of Dallas. Outside of Texas, the Bank has two branches in Jefferson County, Kentucky located in YUM! Brands facilities and one branch in Orange County, California located in Taco Bell's headquarters. The Bank considers its primary market area to be the Dallas-Fort Worth MSA and their targeted area of growth for the future will be within the Dallas-Fort Worth MSA. Exhibit II-1 provides information on the Bank's office properties.

The primary market area served by the Bank is largely a mix of urban and suburban markets, as the Dallas-Fort Worth MSA is the economic and cultural hub of North Central Texas. The Dallas-Fort Worth MSA is the largest metropolitan area in Texas and the fourth-largest in the United States. The area has a fairly diversified economy with services, wholesale and retail trade and finance, insurance, and real estate ("FIRE") constituting the primary sectors of employment. The competitive environment includes a large number of thrifts, commercial banks, credit unions and other financial services companies, some of which have a national presence.

Future growth opportunities for the Bank depend in part on the future growth and stability of the national and regional economies, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined to help determine the growth potential that exists for the Bank and the relative economic health of the Bank's market area.

National Economic Factors

The future success of the Bank's operations is partially dependent upon national economic factors and trends. In assessing economic trends over past few quarters, signs that the U.S. economy was pulling out of the recession became more evident at the start of the third quarter of 2009. However, overall economic conditions remained weak. The July 2009 employment report showed the fewest job losses in a year and the unemployment rate dipped to 9.4%, its first decline in nine months. Retail sales were down slightly in July, raising concerns over the durability of the recovery. However, sales of existing homes jumped 7.2% in July, the fastest pace in nearly two years. July new home sales were up sharply as well, which supported a 4.9% increase in July durable-goods orders. August economic data generally indicated that the recession was nearing an end, as manufacturing output grew for the first time since January 2008 and the "cash for clunkers" program fueled a rebound in August retail sales. August employment data showed fewer than expected job losses, while the unemployment rate rose to a 26 year high of 9.7%. The index of leading indicators rose for the fifth straight month in August, providing another sign of recovery. Second quarter GDP declined at a 0.7% annualized rate, which was better than the 1% decline previously estimated. Other economic data suggested an uneven recovery, as existing home sales slid in August and consumer confidence fell in September. Manufacturing and service sector activity both grew in September, while the U.S. unemployment rate rose to 9.8% in September as employers cut more jobs than expected. As job losses continued to mount, vacancy rates for commercial office space continued to increase during the third quarter. Retail sales fell in September from August as the "cash for clunkers' program ended, however, excluding autos, retail sales increased slightly in September. New home sales fell in September, while orders for durable goods increased in September. Third quarter GDP increased at a 3.5% annual rate (subsequently revised to 2.2%), marking an apparent end to the recession. Notably, a large portion of GDP growth in the third quarter was generated through federal stimulus programs, bringing into question the sustainability of the recovery without government support.

October 2009 showed further signs of an economic recovery, even as the labor market continued to struggle. U.S. manufacturing activity expanded for the third month in a row in October, while a net loss of 190,000 jobs in October pushed the October unemployment rate up to 10.2%. Retail sales and the index of leading economic indicators both rose in October, while housing data was mixed raising doubts about the strength of the sector's recovery. New home starts tumbled in October, while sales of existing home showed a strong increase in October. Signs of a slow and uneven economic recovery continued to be reflected in the November data. Manufacturing activity continued to grow in November, while the service sector contracted in November after growing in October. Employment data for November reflected the fewest number of job losses since December 2007, which reduced the unemployment rate to 10.0%. The Federal Reserve's "beige book" released in early-December showed the economy improving moderately, with consumer spending up but commercial real estate weakening. Additional evidence that strength was returning to the economy included a healthy rise in November durable goods orders and manufacturing activity in December expanding at its fastest pace in more than three years. Sales of existing homes were up solidly in November, although construction spending in November was down slightly. Manufacturing activity expanded in December at its fastest pace in more than three years, while the service sector recorded only modest growth in December. Job losses were significantly higher than expected in December, dashing hopes of a near term turnaround in employment. Employers cut 85,000 jobs in December, while the December unemployment rate held steady at 10.0%. The index of leading economic indicators rose 1.1% from November to December for its ninth straight month of gains, while housing data for December was less favorable with both new and existing home sales declining in December. The decline in home sales in December was in part related to a surge in home sales during the fall, as first-time home buyers raced to take advantage of a tax credit before it expired. Fourth quarter GDP increased at an annual rate of 5.7% (subsequently revised to 5.6%), although much of the growth was tied to companies replenishing low inventories that typically only provides a temporary bump in growth.

Manufacturing activity rose for a sixth straight month in January 2010, with the rate of expansion at its highest point since August 2004. Comparatively, service sector activity remained stable in January. Payrolls unexpectedly fell in January with the loss of 20,000 jobs, but the January unemployment rate surprisingly dropped to a five month low of 9.7%. Retail sales were up in January, although consumer confidence fell in February. Sales of existing homes fell in January and orders for durable goods showed weakness in January, underscoring the uneven progress of the U.S. recovery. The manufacturing and service sectors both showed expansion in February, while the February unemployment rate remained unchanged at 9.7%. The February unemployment report showed a loss of 36,000 jobs, which was fewer than expected. New and existing home sales were lower in February compared to January, but retail sales continued to show an increase for February. U.S. manufacturing and nonmanufacturing activity continued to grow in March, while the March unemployment rate held steady at 9.7%. Employers added 162,000 jobs in March, but almost one-third of the jobs came from the government's hiring for the census. A surge in March retail sales and home construction increasing for a third straight month in March provided evidence that the economic recovery was gaining traction. Other signs of the economy gaining momentum included an increase in March existing home sales and a healthy rise in the March index of leading economic indicators. The initial estimate for first quarter GDP growth showed the economy expanded at an annualized rate of 3.2%.

Positive trends in the economic recovery continued in the second quarter of 2010, as manufacturing activity and retail sales were up in April. The April employment report showed employers added 290,000 jobs, which was more than expected. At the same time, the April unemployment rate increased to 9.9%. Single-family housing starts surged in April, as builders stepped up production ahead of the April 30 deadline for sales qualifying for a federal tax rate. Likewise, sales of existing and new homes showed healthy increases in April, which was also believed in a large part related to home buyers seeking to take advantage of the federal tax credit that was due to expire at the end April. Orders for durable goods rose 2.9% in April, while consumer spending remained flat in April.

In terms of interest rate trends during the past few quarters, interest rates eased lower at the start of the third quarter of 2009 as investors shunned risk ahead of second quarter earnings reports. Some economic data showing an improving economy and growing belief that the recession was nearing an end pushed long-term Treasury yields up slightly heading into late-July. The upward trend in interest rates continued into the first week of August, as interest rates edged higher following the better-than-expected employment report for July. Long-term Treasury yields eased lower going into the second half of August, as the Federal Reserve concluded its mid-August meeting leaving its key short-term rate near zero and indicated it would stay there for the foreseeable future. Weaker than expected retail sales for July and a decline in July wholesale prices further contributed to the pull back in interest rates. Long-term Treasury yields reversed course after mid-August on the stronger than expected report for July existing home sales. Interest rates stabilized in late-August and remained relatively stable through most of September, as inflation worries remained low amid high unemployment and slack in the economy. News that consumer confidence fell in September pushed Treasury yields lower at the end of the third quarter.

Mixed economic data and no apparent threat of inflationary pressures supported a stable interest rate environment at the beginning of the fourth quarter of 2009, providing for the continuation of a relatively steep yield curve. Interest rates remained stable through the balance of October, reflecting uncertainty over the sustainability of the economic recovery with consumer confidence declining for the second month in a row. The Federal Reserve concluded its early-November meeting by keeping its target interest rate near zero, which along with the weaker than expected employment report for October sustained a stable interest rate environment into mid-November. Long-term Treasury yields eased lower heading into the second half of November, following comments by the Federal Reserve Chairman that unemployment and troubles in commercial real estate would weigh on the recovery. Long-term Treasury yields dipped in late-November following news of the credit crisis in Dubai. A better than expected jobs report for November moved interest rates higher in early-December. Following the Federal Reserve's mid-December meeting and decision to hold its target interest rate steady, the spread between short-term and long-term Treasury yields widened further in the final weeks of 2009 as long-term Treasury yields edged higher amid signs that the U.S. economy was improving.

Interest rates stabilized at the start of 2010 and then edged lower in heading into the second half of January, reflecting uncertainty on the strength of the recovery. The Federal Reserve's two day meeting in late-January concluded with no change in its key rate target, but offered a slightly rosier economic outlook in its statement. A rise in January consumer confidence, along with the Federal Reserve's more upbeat assessment of the economy, provided for a slight upward trend in long-term Treasury yields in late-January. Worries that Greece's debt woes were spreading across Europe and job losses reflected in the January employment report pushed Treasury yields lower in late-January and into early-February. Some positive economic data regarding home prices and industrial output pushed interest rates higher heading in mid-February. Treasury yields rose in mid-February on the Federal Reserve's decision to raise the discount rate, spurring thoughts of tighter credit for borrowers in general. Weak economic data and indications from the Federal Reserve that short-term interest rates would remain near zero for at least several months pushed long-term Treasury yields lower at the close of February. Comparatively, long-term Treasury yields eased higher during the first half of March, based on better-than-expected reports for February employment data and retail sales. Interest rates stabilized in mid-March following the Federal Reserve's mid-March meeting, as the Federal Reserve held its target rate steady and signaled that it would be at least several months before they raise short-term interest rates. Weak demand for an auction of five year Treasury notes and debt worries translated into long-term Treasury yields edging higher at the close of the first quarter.

Signs of the economic recovery gaining traction pushed Treasury yields higher at the start of the second quarter of 2010, with the 10-year Treasury note yield increasing to 4.0% in early-April. Treasury yields eased lower in mid-April and then were relatively stable for the balance of April, as the consumer price index for March indicated that inflation remained muted and the Federal Reserve concluded its late-April meeting with keeping its target interest rate near zero. Investors fled to the safety of U.S. Treasury debt in early-May amid worries about possible ripple effects form Greece's credit crisis, with the yield on the 10-year Treasury note moving below 3.5% during the first week of May. April's producer price index reflecting a low level of inflation at the wholesale level and concerns about the U.S. economy on news that mortgage delinquencies hit a record in the first quarter furthered the decline in long-term Treasury yields in mid-May. The downward trend in long-term Treasury yields continued into late-May, as investors moved to the safety of Treasury bonds amid worries about the health of the global economy and growing tensions between North and South Korea. As of May 28, 2010, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 0.34% and 3.31%, respectively, versus comparable year ago yields of 0.48% and 3.67%. Exhibit II-1 provides historical interest rate trends.

Based on the consensus outlook of 46 economists surveyed by The Wall Street Journal in late-April and early-May of 2010, the economy is expected to expand around 3.2% for 2010 and 2011. GDP growth is not expected to make a significant dent in the unemployment rate, as the surveyed economists on average expected the unemployment rate to only fall to 9.4% by the end of 2010. On average, the respondents said the Federal Reserve would raise its benchmark lending rate to 0.5% at the end of 2010, versus a current rate of between zero and 0.25%.

Market Area Demographics

Demographic and economic growth trends, measured by changes in population, number of households, age distribution and median household income, provide key insight into the health of the market area served by SharePlus Federal (see Table 2.1).

The Dallas-Fort Worth MSA is a relatively fast growing area, with an annual population growth rate of 2.5% from 2000 to 2009. Comparatively, Texas and the U.S. showed annual population growth rates of 2.0% and 1.1%, respectively, during the 2000 to 2009 period. The specific counties served by the Bank's offices ranged in growth from 1.0% in Dallas County to 5.5% in Collin County. Growth in households mirrored the population growth rates, with the rate of household growth in the Dallas-Fort Worth MSA outpacing the national and state averages. Annual household growth rates in the Bank's market area counties ranged from 0.7% in Dallas County to 5.4% in Collin County, during

Table 2.1
SharePlus Federal Bank
Summary Demographic Data

	Year			Growth Rate	
	2000	2009	2014	2000-2009	2009-2014
Population (000)					
United States	281,422	309,732	324,063	1.1%	0.9%
Texas	20,852	24,896	27,200	2.0%	1.8%
Dallas-Fort Worth-Arlington, TX MSA	5,162	6,437	7,206	2.5%	2.3%
Dallas County	2,219	2,426	2,520	1.0%	0.8%
Collin County	492	795	1,001	5.5%	4.7%
Households (000)					
United States	105,480	116,523	122,109	1.1%	0.9%
Texas	7,393	8,738	9,535	1.9%	1.8%
Dallas-Fort Worth-Arlington, TX MSA	1,881	2,294	2,559	2.2%	2.2%
Dallas County	808	859	886	0.7%	0.6%
Collin County	182	291	367	5.4%	4.7%
Median Household Income ($)					
United States	$42,164	$54,719	$56,938	2.9%	0.8%
Texas	39,928	52,382	54,495	3.1%	0.8%
Dallas-Fort Worth-Arlington, TX MSA	47,789	63,485	65,984	3.2%	0.8%
Dallas County	43,561	57,728	61,050	3.2%	1.1%
Collin County	70,331	97,234	102,878	3.7%	1.1%
Per Capita Income ($)					
United States	$21,587	$27,277	$28,494	2.6%	0.9%
Texas	19,617	24,551	25,586	2.5%	0.8%
Dallas-Fort Worth-Arlington, TX MSA	23,645	29,848	31,330	2.6%	1.0%
Dallas County	22,603	26,811	27,649	1.9%	0.6%
Collin County	33,345	45,601	47,949	3.5%	1.0%

2009 HH Income Dist. (%)	Less Than $25,000	$25,000 to 50,000	$50,000 to 100,000	$100,000 +
United States	20.9%	24.5%	35.3%	19.3%
Texas	22.3%	25.0%	34.3%	18.4%
Dallas-Fort Worth-Arlington, TX MSA	15.3%	22.7%	36.6%	25.4%
Dallas County	17.6%	25.8%	36.9%	19.8%
Collin County	7.2%	14.5%	29.4%	48.9%

Source: SNL Financial.

the 2000 to 2009 period. The primary market area is projected to experience slightly lower population and household growth rates over the next five years, consistent with the comparable growth rate trends projected for Texas and the U.S.

Income levels in the market area reflect relatively high income levels for the Dallas-Fort Worth MSA and particularly for Collin County. Specifically, the Bank's market area counties median household income levels ranged from $57,728 in Dallas County to $97,234 in Collin County. Notably, the median household income measures for both of the market area counties were higher than the U.S. and state measures. The relative affluence of the Dallas-Fort Worth MSA market is supported by a high level of economic activity, as the Dallas-Fort Worth MSA serves as the economic hub of North Texas. Household income distribution measures further underscore the relative affluence of the Dallas-Fort Worth MSA market and, in particular, Collin County, where the Bank is headquartered.

Local Economy

The Dallas-Forth Worth MSA has a mature and diverse employment base, closely resembling the United States. The region has the largest, most educated workforce in the state of Texas with 2.9 million people employed in 117,566 firms. The city of Dallas is the anchor city of the Dallas-Fort Worth MSA, with Dallas and its suburbs having one of the highest concentrations of corporate headquarters in the United States. Specifically, the city of Plano is home to various corporate headquarters, including Frito-Lay, Inc. The Dallas-Fort Worth MSA also contains the largest information technology ("IT") industry base in the state (often referred to as Silicone Prairie), with companies such as Texas Instruments, Electronic Data Systems, Perot Systems, i2, AT&T, and Verizon maintaining a corporate presence in and around Dallas. On the other end of the business spectrum, and on the other side of the Dallas-Fort Worth MSA, the Texas farming and ranching industry is based in Fort Worth. The largest employer in the Dallas-Fort Worth MSA is the AMR Corporation, which is the parent company of American Airlines. Several major defense manufacturers, including Lockheed Martin, Bell Helicopter Textron, and Raytheon, also maintain significant operations in the Dallas-Fort Worth MSA. ExxonMobil, the number one corporation on the Fortune 500, is headquartered in Irving, Texas, within

Dallas County. In total there are 25 Fortune 500 companies headquartered in the region. Most recently, AT&T relocated its headquarters to Dallas from San Antonio.

Employment in services, wholesale and retail trade and FIRE constitute the basis of the local economy. The Dallas-Fort Worth MSA and Texas both have their highest percentage of employment in services. The majority of the services in the Dallas-Fort Worth MSA are health care related services, as the area is home to over 100 hospitals, with more than 17,000 beds, and nearly 12,800 physicians, practicing a total of 175 specialties. The Dallas region is an international medical center for burns and trauma care and a leading transplant center for the Southwest region of the U.S. The area also has the largest single-site baby delivery facility in the nation. Table 2.2 shows employment by employment sector for the Dallas-Fort Worth MSA, as well as for the state of Texas.

Table 2.2
Primary Market Area Employment Sectors
(Percent of Labor Force)(1)

Employment Sectors	Texas	Dallas-Fort Worth MSA
Services	38.0%	39.5%
Wholesale/Ret. Trade	14.6	15.3
Government	13.3	9.8
Fin. Ins. Real Estate	9.4	11.6
Construction	7.2	6.6
Manufacturing	7.0	8.0
Transportation/Utility	4.1	4.6
Mining	2.2	1.1
Farming	2.0	0.6
Other	2.2	2.9
Total	100.0%	100.0%

(1) As of 2007.

Source: REIS DataSource.

Unemployment Trends

Comparative unemployment rates for Texas, the regional area, as well as for the U.S., are shown in Table 2.3. March 2010 unemployment rates for both of the primary market area counties, the Dallas-Fort Worth MSA, and Texas were below the March 2010 unemployment rate for the U.S. of 9.7%. March 2010 unemployment rates for Dallas

County and the Dallas-Fort Worth MSA of 8.8% and 8.3%, respectively, were slightly above the statewide unemployment rate of 8.2%, while Collin County reported a March 2010 unemployment rate of 7.5%. March 2010 unemployment rates for all the primary market area counties and the Dallas-Fort Worth MSA were higher compared to a year ago, which was consistent with the national and state unemployment rate trends.

Table 2.3
SharePlus Federal Bank
Unemployment Trends (1)

Region	March 2009 Unemployment	March 2010 Unemployment
United States	8.6%	9.7%
Texas	7.0	8.2
Dallas-Fort Worth MSA	7.3	8.3
Collin County	7.1	7.5
Dallas County	7.8	8.8

(1) Unemployment rates have not been seasonally adjusted.
Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Competition

The Bank's retail deposit base is closely tied to the economic fortunes of the Dallas-Fort Worth MSA and, in particular, the markets that are nearby to one of SharePlus Federal's office locations. Table 2.4 displays deposit market trends from June 30, 2006 through June 30, 2009 for the branches that were maintained by the Bank during that period. Additional data is also presented for the state of Texas. The data indicates that Dallas County's larger population base translated into a significantly higher balance of total bank and thrift deposits compared to Collin County, while Collin County's relatively strong population growth translated into a higher deposit growth rate for bank and thrift deposits. Consistent with the state of Texas, commercial banks maintained a larger market share of deposits than savings institutions in both of the primary market area counties of Texas, as well as in Orange County, California and Jefferson County, Kentucky. For the three year period covered in Table 2.4 deposit market share for savings institutions decreased in all four counties where the Bank maintains branches.

Table 2.4
SharePlus Federal Bank
Deposit Summary

	As of June 30,						
	2006			2009			Deposit
	Deposits	Market Share	Number of Branches	Deposits	Market Share	No. of Branches	Growth Rate 2006-2009 (%)
	(Dollars In Thousands)						
Deposit Summary							
State of Texas	$402,477,836	100.0%	6,259	$472,317,492	100.0%	6,948	5.5%
Commercial Banks	351,533,673	87.3%	5,673	415,212,284	87.9%	6,634	5.7%
Savings Institutions	50,944,163	12.7%	586	57,105,208	12.1%	314	3.9%
Collin County	$8,712,267	100.0%	230	$12,054,876	100.0%	266	11.4%
Commercial Banks	7,216,770	82.8%	191	10,604,964	88.0%	242	13.7%
Savings Institutions	1,495,497	17.2%	39	1,449,912	12.0%	24	-1.0%
SharePlus Federal	107,531	1.2%	3	121,061	1.0%	3	4.0%
Dallas County	$66,503,651	710.5%	656	$88,731,128	100.0%	704	10.1%
Commercial Banks	61,210,339	702.6%	561	83,562,130	94.2%	657	10.9%
Savings Institutions	5,293,312	8.0%	95	5,168,998	5.8%	47	-0.8%
SharePlus Federal	21,375	0.0%	2	25,758	0.0%	2	6.4%
Orange County, CA	$66,250,102	100.0%	651	$72,122,170	100.0%	719	2.9%
Commercial Banks	46,489,570	70.2%	472	68,801,670	95.4%	682	14.0%
Savings Institutions	19,760,532	29.8%	179	3,320,500	4.6%	37	-44.8%
SharePlus Federal	4,847	0.0%	1	7,373	0.0%	1	15.0%
Jefferson County, KY	$14,804,672	100.0%	279	$16,362,706	100.0%	297	3.4%
Commercial Banks	14,687,985	99.2%	276	16,291,298	99.6%	292	3.5%
Savings Institutions	116,687	0.8%	3	71,408	0.4%	5	-15.1%
SharePlus Federal	12,705	0.1%	2	17,259	0.1%	2	10.8%

Source: FDIC.

SharePlus Federal maintains its largest balance of deposits and largest deposit market share in Collin County, where the Bank has its headquarters office and largest branch network. The Bank's deposits ranged from $7.4 million in Orange County, California to $121.1 million in Collin County and the Bank's deposit market share ranged from 0.0% in Dallas County and Orange County to 1.0% in Collin County. During the three year period covered in Table 2.4 SharePlus Federal added deposits in all four of the counties where its branches are located, but did not increase its deposit market share in any of the counties where its branches are located.

As implied by the Bank's very low market shares of deposits, competition among financial institutions in the Bank's market area is significant. Among the Bank's competitors are much larger and more diversified institutions, which have greater resources than maintained by SharePlus Federal. Financial institution competitors in the Bank's primary market area include other locally based thrifts and banks, as well as regional, super regional and money center banks. Table 2.5 lists the Bank's largest competitors in the counties currently served by its branches, based on deposit market share as noted parenthetically.

Table 2.5
SharePlus Federal Bank
Market Area Deposit Competitors

Location	Name
Collin County, TX	JPMorgan Chase Bank, NA (14.4%) Bank of America, NA (13.6%) Viewpoint Bank (9.3%) SharePlus (1.0%) - Rank of 23
Dallas County, TX	Bank of America, NA (38.7%) JPMorgan Chase Bank, NA (23.1%) Wells Fargo Bank NA (3.7%) SharePlus (0.0%) - Rank of 89
Orange County, CA	Bank of America, NA (22.5%) Wells Fargo Bank NA (15.2%) JPMorgan Chase Bank, NA (8.5%) SharePlus (0.0%) - Rank of 97

Table 2.5 (continued)
SharePlus Federal Bank
Market Area Deposit Competitors

Location	Name
Jefferson County, KY	National City Bank (20.8%) JPMorgan Chase Bank, NA (13.5%) Fifth Third Bank (12.3%) SharePlus (0.1%) - Rank of 24

Source: FDIC

III. PEER GROUP ANALYSIS

This chapter presents an analysis of SharePlus Federal's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of SharePlus Federal is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to SharePlus Federal, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 144 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since SharePlus Federal will be a full public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. It should be noted that there are only two publicly-traded thrifts in the Southwest region of the U.S., neither of which were considered to be appropriate for inclusion in SharePlus Federal's Peer Group: OmniAmerican Bancorp, Inc. of Texas – a $1.1 billion institution which was excluded due to its status as a recent conversion with a conversion date of January 21, 2010; and ViewPoint Financial MHC of Texas – a $2.5 billion institution which was excluded based on its MHC form of ownership and pending second-step conversion. Accordingly, in the selection process for SharePlus Federal's Peer Group, we applied two "screens" to the universe of all public companies that were eligible for consideration:

- Screen #1 Southeast institutions with assets between $150 million and $650 million, tangible equity-to-assets ratios of greater than 6.0% and positive core earnings. Four companies met the criteria for Screen #1 and three were included in the Peer Group: Community Financial Corp. of Virginia, First Advantage Bancorp of Tennessee and Louisiana Bancorp, Inc. of Louisiana. Athens Bancshares, Inc. of Tennessee was excluded from consideration for the Peer Group, as the result of its recent conversion status. Athens Bancshares completed its conversion on January 7, 2010. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded Southeast thrifts.
- Screen #2 Midwest institutions with assets between $150 million and $650 million, tangible equity-to-assets ratios of greater than 6.0% and positive core earnings. Eight companies met the criteria for Screen #2 and seven were included in the Peer Group: Citizens Community Bancorp, Inc. of Wisconsin, FFD Financial Corp. of Ohio, First Capital, Inc. of Indiana, First Savings Financial Group of Indiana, North Central Bancshares of Iowa, River Valley Bancorp of Indiana and Wayne Savings Bancshares of Ohio. LSB Financial Corp. of Indiana was excluded from the Peer Group, due to its relatively high level of non-performing assets which equaled 5.1% of assets. Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded Midwest thrifts.

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Peoples Federal Bancorp, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of SharePlus Federal's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to SharePlus Federal's characteristics is detailed below.

- Citizens Community Bancorp, Inc. of Wisconsin. Selected due to similar interest-earning asset composition, comparable concentration of 1-4 family loans and mortgage-backed securities comprising assets, lending diversification emphasis on consumer loans and comparable ratio of non-performing assets/assets.
- Community Financial Corp. of Virginia. Selected due to similar interest-bearing funding composition, comparable net interest margin and similar earnings contribution from non-interest operating income.
- FFD Financial Corp. of Ohio. Selected due to comparable asset size and similar interest-bearing funding composition.
- First Advantage Bancorp of Tennessee. Selected due to relatively high equity-to-assets ratio, similar interest-earning asset composition and relatively high level of operating expenses.
- First Capital, Inc. of Indiana. Selected due to similar interest-earning asset composition, similar interest-bearing funding composition, similar earnings contribution from non-interest operating income and comparable ratios for non-performing assets/assets and non-performing loans/loans.
- First Savings Financial Group of Indiana. Selected due to comparable size of branch network, similar interest-earning asset composition, comparable net interest margin and relatively high level of operating expenses.
- Louisiana Bancorp, Inc. of Louisiana. Selected due to relatively high equity-to-assets ratio and comparable concentration of 1-4 family loans and mortgage-backed securities comprising assets.

Table 3.1
Peer Group of Publicly-Traded Thrifts
May 28, 2010

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy(1)	Total Assets(2)		Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
CZWI	Citizens Community Bancorp Inc. of WI	NASDAQ	Eau Claire, WI	Thrift	$577		27	09-30	11/06	$4.13	$21
CFFC	Community Financial Corp. of VA	NASDAQ	Staunton, VA	Thrift	$541	D	11	03-31	03/88	$4.25	$19
FSFG	First Savings Financial Group of IN	NASDAQ	Clarksville, IN	Thrift	$494		7	09-30	12/08	$13.45	$32
FCAP	First Capital, Inc. of IN	NASDAQ	Corydon, In	Thrift	$463		13	12-31	01/99	$14.85	$41
FFFD	North Central Bancshares of IA	NASDAQ	Fort Dodge, IA	Thrift	$452		11	12-31	03/96	$17.60	$24
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	$406		11	03-31	01/03	$8.25	$25
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	$395		9	12-31	12/96	$14.00	$21
FABK	First Advantage Bancorp of TN	NASDAQ	Clarksville, TN	Thrift	$345		5	12-31	11/07	$10.82	$47
LABC	Louisiana Bancorp, Inc. of LA	NASDAQ	Metairie, LA	Thrift	$327		3	12-31	07/07	$14.57	$67
FFDF	FFD Financial Corp. of Dover OH	NASDAQ	Dover, OH	Thrift	$199		5	06-30	04/96	$15.00	$15

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated and P=Pro Forma).

Source: SNL Financial, LC.

- o North Central Bancshares of Iowa. Selected due to relatively high levels of non-interest operating income and operating expenses and relatively high concentration of 1-4 family loans as a percent of assets.
- o River Valley Bancorp of Indiana. Selected due to comparable size of branch network, similar interest-earning asset composition, similar earnings contribution from non-interest operating income and comparable ratios for non-performing assets/assets and non-performing loans/loans.
- o Wayne Savings Bancshares of Ohio. Selected due to similar interest-bearing funding composition, comparable concentration of 1-4 family loans and mortgage-backed securities comprising assets and comparable ratio of non-performing assets/assets.

In aggregate, the Peer Group companies maintained a slightly higher level of tangible equity than the industry average (11.4% of assets versus 10.7% for all public companies), generated higher core earnings as a percent of average assets (0.39% core ROAA versus a net loss of 0.23% for all public companies), and earned a higher core ROE (3.58% core ROE versus negative 0.77% for all public companies). Overall, the Peer Group's average P/TB ratio and average core P/E multiple were below the respective averages for all publicly-traded thrifts.

	All Publicly-Traded	Peer Group
Financial Characteristics (Averages)		
Assets ($Mil)	$3,006	$420
Market capitalization ($Mil)	$347	$31
Tangible equity/assets (%)	10.70%	11.40%
Core return on average assets (%)	(0.23)	0.39
Core return on average equity (%)	(0.77)	3.58
Pricing Ratios (Averages)(1)		
Price core/earnings (x)	16.60x	15.83x
Price/tangible book (%)	85.20%	72.27%
Price/assets (%)	8.54	8.10

(1) Based on market prices as of May 28, 2010.

Ideally, the Peer Group companies would be comparable to SharePlus Federal in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to SharePlus Federal, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for SharePlus Federal and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Bank's and the Peer Group's ratios reflect balances as of March 31, 2010, unless indicated otherwise for the Peer Group companies. SharePlus Federal's equity-to-assets ratio of 7.5% was below the Peer Group's average net worth ratio of 11.9%. However, the Bank's pro forma capital position will increase with the addition of stock proceeds, providing the Bank with an equity-to-assets ratio that will be comparable to the Peer Group's ratio. Tangible equity-to-assets ratios for the Bank and the Peer Group equaled 7.5% and 11.4%, respectively. The increase in SharePlus Federal's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank's higher pro forma capitalization will initially depress return on equity. Both SharePlus Federal's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Peer Group's ratios currently exceeding the Bank's ratios. On a pro forma basis, the Bank's regulatory ratios can be expected to be more consistent with the comparable ratios for the Peer Group.

The interest-earning asset compositions for the Bank and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both SharePlus Federal and the Peer Group. The Bank's loans-to-assets ratio of 73.6% approximated the comparable Peer Group ratio of 72.4%. Likewise, the Bank's cash and investments-to-assets ratio of 22.2% was similar to the comparable ratio for the Peer Group of 22.4%. Overall, SharePlus Federal's interest-earning assets amounted to 95.8% of assets, which was slightly above the comparable Peer Group ratio of 94.8%. The Peer Group's non-interest earning assets included bank-owned life

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2010

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
SharePlus Federal Bank																				
March 31, 2010	15.6%	6.6%	0.0%	73.6%	84.6%	7.0%	0.0%	7.5%	0.0%	7.5%	14.72%	142.49%	1.09%	27.18%	-41.54%	1.11%	1.11%	7.38%	7.38%	13.24%
All Public Companies																				
Averages	5.2%	20.5%	1.4%	67.9%	71.9%	15.0%	0.5%	11.6%	0.9%	10.7%	4.01%	12.58%	1.40%	9.72%	-15.73%	1.81%	2.28%	10.62%	10.52%	17.33%
Medians	4.2%	18.1%	1.4%	68.8%	72.3%	12.9%	0.0%	10.2%	0.1%	9.5%	2.49%	7.98%	-0.52%	7.34%	-13.37%	1.26%	1.52%	9.45%	9.37%	14.48%
State of TX																				
Averages	2.3%	28.1%	0.0%	62.5%	70.8%	10.4%	0.0%	18.0%	0.0%	18.0%	17.73%	86.42%	-3.23%	5.69%	-46.36%	NM	NM	14.77%	14.77%	23.23%
Medians	2.3%	28.1%	0.0%	62.5%	70.8%	10.4%	0.0%	18.0%	0.0%	18.0%	17.73%	86.42%	-3.23%	5.69%	-46.36%	0.00%	0.00%	14.77%	14.77%	23.23%
Comparable Group																				
Averages	3.5%	18.9%	0.9%	72.4%	72.8%	14.3%	0.2%	11.9%	0.5%	11.4%	13.81%	10.51%	17.08%	18.83%	-14.05%	2.08%	0.46%	10.19%	10.19%	16.07%
Medians	2.8%	19.9%	1.1%	70.5%	73.8%	15.5%	0.0%	9.9%	0.0%	9.0%	2.98%	5.48%	8.03%	8.35%	-13.37%	2.40%	0.16%	9.08%	9.08%	13.90%
Comparable Group																				
CZWI Citizens Community Bancorp Inc. of WI	6.9%	9.4%	0.0%	78.3%	72.4%	17.3%	0.0%	9.6%	1.1%	8.5%	13.64%	8.99%	13.22%	21.98%	0.48%	-10.55%	-11.26%	9.50%	9.50%	10.20%
CFFC Community Financial Corp. of VA (1)	1.0%	1.5%	1.2%	91.8%	74.3%	16.1%	0.0%	9.0%	0.0%	9.0%	6.50%	-4.92%	5.94%	12.52%	-13.37%	3.32%	3.32%	8.92%	8.92%	10.35%
FFDF FFD Financial Corp. of Dover OH	3.0%	5.4%	0.0%	88.6%	82.4%	7.6%	0.0%	9.1%	0.0%	9.1%	5.69%	-30.33%	10.12%	8.11%	-12.33%	1.49%	1.49%	9.10%	9.10%	12.00%
FABK First Advantage Bancorp of TN	2.1%	26.5%	0.1%	66.4%	63.0%	15.6%	0.0%	20.0%	0.0%	20.0%	0.75%	-30.43%	24.67%	9.00%	-22.54%	-3.28%	-3.28%	13.25%	13.25%	19.13%
FCAP First Capital, Inc. of IN	4.4%	22.7%	1.2%	66.6%	82.7%	6.6%	0.0%	10.2%	1.2%	9.0%	1.92%	14.46%	-2.99%	8.28%	-38.70%	-1.18%	-1.17%	8.80%	8.80%	14.48%
FSFG First Savings Financial Group of IN	2.7%	19.0%	1.1%	71.8%	73.3%	15.3%	0.0%	10.9%	1.7%	9.2%	108.68%	135.45%	97.20%	114.15%	NM	4.11%	-12.22%	7.76%	7.76%	11.74%
LABC Louisiana Bancorp, Inc. of LA	2.0%	46.0%	0.0%	50.3%	55.9%	21.1%	0.0%	22.0%	0.0%	22.0%	3.08%	-18.65%	36.15%	8.42%	7.99%	-11.26%	-11.26%	17.48%	17.48%	39.39%
FFFD North Central Bancshares of IA	6.0%	7.3%	1.2%	80.2%	75.6%	12.7%	0.0%	10.8%	0.0%	10.8%	-5.46%	7.16%	-8.10%	-2.39%	-26.13%	5.28%	5.28%	9.98%	9.98%	15.62%
RIVR River Valley Bancorp of IN	4.8%	20.8%	2.1%	69.2%	71.4%	18.0%	1.8%	7.9%	0.0%	7.9%	2.88%	19.60%	-2.52%	7.43%	-16.09%	25.35%	25.38%	9.05%	9.05%	13.98%
WAYN Wayne Savings Bancshares of OH	2.4%	30.9%	1.7%	60.8%	76.8%	13.0%	0.0%	9.1%	0.5%	8.6%	0.40%	3.80%	-2.88%	0.78%	-5.70%	7.50%	8.30%	8.07%	8.07%	13.82%

(1) Financial information is for the quarter ending December 31, 2009.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

insurance ("BOLI") equal to 0.9% of assets and goodwill/intangibles equal to 0.5% of assets, while the Bank maintained zero balances for BOLI and goodwill and intangibles.

SharePlus Federal's funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Bank's deposits equaled 84.6% of assets, which was above the Peer Group's ratio of 72.8%. Comparatively, the Bank maintained a lower level of borrowings than the Peer Group, as indicated by borrowings-to-assets ratios of 7.0% and 14.5% for SharePlus Federal and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 91.6% and 87.3%, respectively, with the Peer Group's lower ratio supported by maintenance of a higher capital position.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Bank's IEA/IBL ratio is lower than the Peer Group's ratio, based on IEA/IBL ratios of 104.6% and 108.6%, respectively. The additional capital realized from stock proceeds should serve to provide SharePlus Federal with an IEA/IBL ratio that is fairly comparable to the Peer Group's ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. SharePlus Federal's growth rates are annualized growth rates for the fifteen months ended March 31, 2010, while the Peer Group's growth rates are based on annual growth for the twelve months ended March 31, 2010 or the most recent twelve month period available. SharePlus Federal recorded asset growth of 14.7%, which exceeded the Peer Group's asset growth rate of 13.8%. The Peer Group's asset growth was in large part supported by acquisition related growth, as Citizens Community Bancorp and First Savings Financial Group completed branch or whole institution acquisitions during the period. Notably, the Peer Group's median asset growth rate equaled 3.0%. Asset growth for SharePlus Federal was largely sustained through a 142.5% increase in cash and investments and, to a lesser extent, a 1.1%

increase in loans. Asset growth for the Peer Group was sustained largely by a 17.1% increase in loans and supplemented with a 10.5% increase in cash and investments.

Asset growth for SharePlus Federal was funded with a 27.2% increase in deposits, which funded a 41.5% reduction in borrowings as well. Similarly, deposit growth of 18.8% funded the Peer Group's asset growth, as well as a 14.1% decrease in borrowings. The Bank's capital increased at an annualized rate of 1.1% during the fifteen month period, versus a 2.1% capital growth rate posted by the Peer Group. The Bank's post-conversion capital growth rate will initially be constrained by maintenance of a higher pro forma capital position. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines, could also potentially slow the Bank's capital growth rate in the longer term following the stock offering.

Income and Expense Components

Table 3.3 displays statements of operations for the Bank and the Peer Group. The Bank's and the Peer Group's ratios are based on earnings for the twelve months ended March 31, 2010, unless otherwise indicated for the Peer Group companies. SharePlus Federal and the Peer Group reported net income to average assets ratios of 0.02% and 0.35%, respectively. The Peer Group's higher return was supported by lower levels of loan loss provisions and operating expenses, which was partially offset by the Bank's higher ratios for net interest income, non-interest operating income and net gains.

The Bank's stronger net interest margin was realized through maintenance of a lower interest expense ratio, which was partially offset by the Peer Group's higher interest income ratio. The Peer Group's higher interest income ratio was supported by maintaining a higher overall yield earned on interest-earning assets (5.43% versus 5.04% for the Bank), which was partially offset by the higher level of interest-earning assets maintained by the Bank. Likewise, the Bank's lower interest expense ratio was supported by maintaining a lower cost of funds (1.28% versus 2.16% for the Peer Group), which was partially offset by the lower level of interest-bearing liabilities

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended March 31, 2010

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
SharePlus Federal Bank																			
March 31, 2010	0.02%	4.77%	1.15%	3.61%	0.74%	2.88%	0.00%	0.00%	0.83%	0.83%	3.89%	0.00%	0.22%	0.00%	5.04%	1.28%	3.76%	$3,851	65.38%
All Public Companies																			
Averages	-0.12%	4.83%	1.89%	2.94%	0.93%	2.02%	0.03%	-0.07%	0.81%	0.77%	2.72%	0.09%	-0.04%	0.03%	5.15%	2.17%	2.98%	$6,094	31.66%
Medians	0.25%	4.86%	1.83%	2.98%	0.48%	2.29%	0.00%	-0.01%	0.57%	0.55%	2.63%	0.00%	0.00%	0.00%	5.13%	2.15%	3.01%	$4,858	32.02%
State of TX																			
Averages	0.19%	4.72%	1.24%	3.48%	0.29%	3.19%	0.00%	0.00%	1.01%	1.01%	4.06%	0.00%	0.14%	0.00%	5.08%	1.44%	3.64%	$3,320	30.96%
Medians	0.19%	4.72%	1.25%	3.48%	0.29%	3.19%	0.00%	0.00%	1.01%	1.01%	4.06%	0.00%	0.14%	0.00%	5.08%	1.44%	3.64%	$3,320	30.96%
Comparable Group																			
Averages	0.35%	5.16%	1.87%	3.29%	0.52%	2.78%	0.01%	-0.01%	0.64%	0.64%	2.78%	0.01%	-0.11%	0.00%	5.43%	2.16%	3.27%	$3,832	28.22%
Medians	0.48%	5.10%	1.82%	3.27%	0.47%	2.92%	0.00%	0.00%	0.57%	0.54%	2.78%	0.00%	0.03%	0.00%	5.35%	2.22%	3.35%	$3,687	31.45%
Comparable Group																			
CZWI Citizens Community Bancorp Inc. of WI	-0.64%	5.83%	2.36%	3.47%	0.52%	2.95%	0.07%	0.00%	0.36%	0.43%	2.79%	0.06%	-1.55%	0.00%	6.14%	2.66%	3.48%	$2,943	41.39%
CFFC Community Financial Corp. of VA (1)	0.41%	5.29%	1.71%	3.58%	0.94%	2.64%	0.05%	0.00%	0.72%	0.77%	2.67%	0.00%	-0.05%	0.00%	5.58%	1.90%	3.69%	NM	34.21%
FFDF FFD Financial Corp. of Dover OH	0.48%	5.28%	2.00%	3.29%	0.20%	3.09%	0.00%	-0.02%	0.31%	0.29%	2.77%	0.00%	0.17%	0.00%	5.43%	2.23%	3.21%	$3,687	32.49%
FABK First Advantage Bancorp of TN	0.15%	4.99%	1.74%	3.25%	0.27%	2.98%	0.00%	-0.01%	0.46%	0.46%	3.24%	0.00%	0.03%	0.00%	5.25%	2.21%	3.04%	$4,153	31.45%
FCAP First Capital, Inc. of IN	0.21%	4.94%	1.68%	3.26%	0.95%	2.31%	0.00%	0.00%	0.68%	0.68%	2.86%	0.02%	0.07%	0.00%	5.26%	1.89%	3.37%	$3,377	NM
FSFG First Savings Financial Group of IN	0.51%	5.09%	1.35%	3.74%	0.42%	3.32%	0.00%	-0.02%	0.57%	0.55%	3.00%	0.04%	-0.04%	0.00%	5.43%	1.57%	3.86%	$3,481	18.48%
LABC Louisiana Bancorp, Inc. of LA	0.73%	5.12%	1.90%	3.22%	0.10%	3.12%	0.00%	0.00%	0.15%	0.15%	2.16%	0.00%	0.07%	0.00%	5.19%	2.52%	2.67%	$4,947	34.80%
FFFD North Central Bancshares of IA	0.66%	5.27%	2.02%	3.25%	0.67%	2.57%	0.00%	-0.05%	1.78%	1.73%	3.32%	0.00%	0.03%	0.00%	5.61%	2.28%	3.33%	$3,454	30.53%
RIVR River Valley Bancorp of IN	0.48%	4.88%	2.29%	2.59%	0.68%	1.91%	0.00%	0.00%	0.82%	0.82%	2.32%	0.00%	0.18%	0.00%	5.15%	2.49%	2.66%	$4,650	10.70%
WAYN Wayne Savings Bancshares of OH	0.55%	4.94%	1.65%	3.29%	0.41%	2.89%	0.00%	-0.04%	0.57%	0.52%	2.66%	0.02%	0.03%	0.00%	5.21%	1.83%	3.38%	$3,795	19.97%

(1) Financial information is for the quarter ending December 31, 2009.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

maintained by the Peer Group. Overall, SharePlus Federal and the Peer Group reported net interest income to average assets ratios of 3.61% and 3.29%, respectively.

In another key area of core earnings strength, the Bank maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Bank and the Peer Group reported operating expense to average assets ratios of 3.89% and 2.79%, respectively. The Bank's higher operating expense ratio reflects the higher staffing needs associated with servicing a deposit base with a relatively higher concentration of core deposits, particularly with respect to the large number of low balance checking accounts that are serviced by the Bank. The Bank's higher operating expense ratio reflects additional personnel and other infrastructure recently put into place to facilitate planned growth strategies. Notwithstanding, the Bank's higher operating expense ratio, the Bank's ratio for assets per full time equivalent employee of $3.9 million approximated the comparable Peer Group ratio of $3.8 million. On a post-offering basis, the Bank's operating expenses can be expected to increase with the addition of stock benefit plans and certain expenses that result from being a publicly-traded company, with such expenses already impacting the Peer Group's operating expenses. At the same time, SharePlus Federal's capacity to leverage operating expenses will increase and be more consistent with the Peer Group's leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Peer Group's earnings were more favorable than the Bank's. Expense coverage ratios posted by SharePlus Federal and the Peer Group equaled 0.93x and 1.18x, respectively.

Sources of non-interest operating income provided a larger contribution to the Bank's earnings, with such income amounting to 0.83% and 0.64% of SharePlus Federal's and the Peer Group's average assets, respectively. Taking non-interest operating income into account in comparing the Bank's and the Peer Group's earnings, SharePlus Federal's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 87.6% was less favorable than the Peer Group's efficiency ratio of 70.7%.

Loan loss provisions had a larger impact on the Bank's earnings, with loan loss provisions established by the Bank and the Peer Group equaling 0.74% and 0.52% of average assets, respectively. The higher level of loan provisions established by the Bank was consistent with its higher ratio of non-performing loans as a percent of loans see Table 3.6).

Net gains and losses realized from the sale of assets and other non-operating items equaled net gains of 0.22% of average assets for the Bank and a net loss equal to 0.11% of average assets for the Peer Group. Net gains recorded by the Bank consisted primarily of gains on the sale of loans and a limited amount of gains on the sale of investment securities. To the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor for an institution. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income.

Taxes had a more significant impact on the Bank's earnings, as SharePlus Federal and the Peer Group posted effective tax rates of 65.38% and 28.22%, respectively. As indicated in the prospectus, the Bank's effective marginal tax rate is equal to 38.0%.

Loan Composition

Table 3.4 presents data related to the Bank's and the Peer Group's loan portfolio compositions (including the investment in mortgage-backed securities). The Bank's loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and mortgage-backed securities relative to the Peer Group (58.3% of assets versus 45.9% for the Peer Group). The Bank maintained a higher

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of March 31, 2010

Institution	Portfolio Composition as a Percent of Assets						RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)			
SharePlus Federal Bank	4.13%	54.12%	5.17%	5.17%	0.49%	9.29%	59.09%	$0	$0
All Public Companies									
Averages	12.17%	35.01%	5.05%	22.17%	4.56%	2.28%	65.31%	$606,479	$5,873
Medians	10.58%	35.32%	3.90%	21.65%	3.39%	0.61%	65.20%	$45,390	$140
State of TX									
Averages	23.12%	25.94%	5.70%	6.59%	5.27%	19.66%	66.07%	$113,600	$1,245
Medians	23.12%	25.94%	5.70%	6.59%	5.27%	19.66%	66.08%	$113,600	$1,245
Comparable Group									
Averages	10.61%	35.27%	4.96%	21.61%	5.06%	6.18%	66.66%	$35,013	$208
Medians	7.71%	34.97%	3.17%	21.18%	5.37%	3.36%	68.81%	$4,490	$2
Comparable Group									
CZWI Citizens Community Bancorp Inc. of WI	8.34%	44.10%	0.00%	0.03%	0.00%	34.40%	95.55%	$0	$0
CFFC Community Financial Corp. of VA (1)	0.00%	35.60%	15.77%	24.54%	9.48%	8.22%	85.86%	$6,140	$0
FFDF FFD Financial Corp. of Dover OH	0.14%	33.06%	0.82%	42.50%	9.90%	3.01%	81.25%	$92,250	$604
FABK First Advantage Bancorp of TN	18.21%	18.20%	14.01%	27.00%	6.95%	0.99%	68.33%	$0	$0
FCAP First Capital, Inc. of IN	5.34%	37.15%	4.40%	14.89%	5.36%	5.12%	62.83%	$310	$1
FSFG First Savings Financial Group of IN	8.21%	42.04%	4.80%	15.71%	5.38%	4.50%	28.24%	$540	$0
LABC Louisiana Bancorp, Inc. of LA	31.98%	32.06%	0.35%	17.81%	0.14%	0.34%	44.25%	$2,840	$2
FFFD North Central Bancshares of IA	2.83%	44.84%	1.94%	30.16%	0.46%	3.71%	69.28%	$125,440	$704
RIVR River Valley Bancorp of IN	7.20%	31.34%	7.32%	25.84%	4.21%	0.96%	70.51%	$91,890	$501
WAYN Wayne Savings Bancshares of OH	23.87%	34.34%	0.20%	17.61%	8.69%	0.58%	60.53%	$30,720	$265

(1) Financial information is for the quarter ending December 31, 2009.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

concentration of 1-4 family permanent mortgage loans, while the Peer Group maintained a higher concentration of mortgage-backed securities. The Bank does not maintain a balance of loans serviced for others, while the Peer Group's average balance of loans serviced for others equaled $35.0 million or 8.3% of assets. The Peer Group's balance of loans serviced for others translated into a modest balance of servicing intangibles.

Diversification into higher yielding and higher risk types of loans was more significant for the Peer Group. Consumer loans constituted the most significant area of lending diversification for the Bank (9.3% of assets), followed by construction/land loans (5.2% of assets) and commercial real estate loans (5.2% of assets). Comparatively, commercial real estate loans comprised the most significant area of lending diversification for the Peer Group (21.6% of assets), followed by consumer loans (6.2% of assets), commercial business loans (5.1% of assets) and construction/land loans (5.0% of assets). Overall, the Peer Group's greater diversification into higher risk types of lending, translated into a slightly higher risk weighted assets-to-assets ratio than maintained by the Bank. The Peer Group's risk weighted assets-to-assets ratio equaled 66.7%, versus a comparable ratio of 59.1% for SharePlus Federal.

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group. In terms of balance sheet composition, SharePlus Federal's interest rate risk characteristics were generally considered to be less favorable than the Peer Group's measures. Most notably, the Bank's tangible equity-to-assets ratio and IEA/IBL ratio were below the comparable Peer Group ratios. However, the Bank's slightly lower ratio of non-interest earning assets as a percent of assets represented a positive consideration for balance sheet interest rate risk. On a pro forma basis, the infusion of stock proceeds should serve to address the current comparative advantages comparative advantages reflected in the Peer Group's balance sheet interest rate risk characteristics.

Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of March 31, 2010 or Most Recent Date Available

		Balance Sheet Measures			Quarterly Change in Net Interest Income (change in net interest income is annualized in basis points)					
	Institution	Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	3/31/2010	12/31/2009	9/30/2009	6/30/2009	3/31/2009	12/31/2008
	SharePlus Federal Bank	7.5%	104.6%	4.2%	14	25	-4	-23	18	9
	All Public Companies	10.6%	106.6%	6.3%	5	7	8	1	-4	-1
	State of TX	18.0%	114.5%	7.1%	19	-19	NA	NA	NA	NA
	Comparable Group									
	Averages	11.4%	109.1%	5.1%	11	3	12	6	-4	-2
	Medians	9.1%	105.5%	5.6%	11	6	10	6	-3	-2
	Comparable Group									
CZWI	Citizens Community Bancorp Inc. of WI	8.5%	105.5%	5.4%	26	18	6	23	6	4
CFFC	Community Financial Corp. of VA (1)	9.0%	104.2%	5.7%	NA	-7	42	16	2	-5
FFDF	FFD Financial Corp. of Dover OH	9.1%	107.8%	3.0%	31	-3	1	0	-37	-15
FABK	First Advantage Bancorp of TN	20.0%	120.8%	5.0%	16	17	18	-7	-15	-24
FCAP	First Capital, Inc. of IN	9.0%	104.9%	6.3%	37	-20	8	-6	-5	-20
FSFG	First Savings Financial Group of IN	9.2%	105.4%	6.6%	2	NA	NA	20	12	42
LABC	Louisiana Bancorp, Inc. of LA	22.0%	127.6%	1.8%	-3	3	-10	-6	-4	-1
FFFD	North Central Bancshares of IA	10.8%	105.8%	6.5%	-3	6	21	22	8	1
RIVR	River Valley Bancorp of IN	7.9%	103.9%	5.2%	11	6	10	-14	-7	-2
WAYN	Wayne Savings Bancshares of OH	8.6%	104.8%	5.8%	-19	11	10	11	-1	3

(1) Financial information is for the quarter ending December 31, 2009.
NA=Change is greater than 100 basis points during the quarter.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for SharePlus Federal and the Peer Group. In general, the comparative fluctuations in the Bank's and the Peer Group's ratios implied that the interest rate risk associated with the Bank's net interest income was slightly greater compared to the Peer Group's, based on the interest rate environment that prevailed during the period covered in Table 3.5. The stability of the Bank's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of SharePlus Federal's assets and the proceeds will be substantially deployed into interest-earning assets.

Credit Risk

Overall, based on a comparison of credit quality measures, the Bank's credit risk exposure was considered to be slightly greater than the Peer Group's. As shown in Table 3.6, the Bank's non-performing assets/assets and non-performing loans/loans ratios equaled 2.03% and 2.78%, respectively, versus comparable measures of 1.74% and 2.27% for the Peer Group. The Bank's and the Peer Group's loss reserves as a percent of non-performing loans equaled 43.28% and 56.32%, respectively. Loss reserves maintained as percent of net loans receivable equaled 1.20% for the Bank, versus 1.19% for the Peer Group. Net loan charge-offs were lower for the Bank, as net loan charge-offs for the Bank equaled 0.10% of loans versus 0.30% of loans for the Peer Group.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Bank. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan portfolio composition, credit quality and exposure to interest rate risk all tend to support the reasonability of

Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of March 31 , 2010 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
SharePlus Federal Bank	0.00%	2.03%	2.78%	1.20%	43.28%	43.28%	$171	0.10%
All Public Companies								
Averages	0.50%	3.76%	4.66%	1.66%	65.93%	49.43%	$1,472	0.65%
Medians	0.23%	2.59%	3.64%	1.35%	45.60%	40.59%	$448	0.28%
State of TX								
Averages	0.61%	3.02%	3.80%	1.25%	32.97%	26.27%	$433	0.25%
Medians	0.61%	3.02%	3.80%	1.25%	32.97%	26.27%	$433	0.25%
Comparable Group								
Averages	0.27%	1.74%	2.27%	1.19%	56.32%	47.33%	$581	0.30%
Medians	0.22%	1.58%	1.94%	1.10%	47.15%	38.43%	$292	0.26%
Comparable Group								
CZWI Citizens Community Bancorp Inc. of WI	0.00%	1.46%	1.52%	0.63%	15.34%	15.30%	$804	0.71%
CFFC Community Financial Corp. of VA (1)	0.58%	3.23%	5.30%	0.82%	15.50%	23.46%	$737	0.00%
FFDF FFD Financial Corp. of Dover OH	0.00%	0.87%	1.05%	1.08%	71.84%	77.75%	$13	0.03%
FABK First Advantage Bancorp of TN	0.23%	0.71%	1.02%	1.21%	116.94%	113.10%	$237	0.44%
FCAP First Capital, Inc. of IN	0.21%	1.50%	2.11%	1.60%	25.82%	24.32%	$347	0.44%
FSFG First Savings Financial Group of IN	0.18%	1.65%	1.98%	1.19%	45.95%	40.09%	$234	0.26%
LABC Louisiana Bancorp, Inc. of LA	0.48%	0.85%	0.73%	1.03%	140.25%	61.56%	$1	0.00%
FFFD North Central Bancshares of IA	0.33%	3.58%	3.97%	2.10%	52.76%	47.86%	$210	0.22%
RIVR River Valley Bancorp of IN	0.02%	1.81%	3.13%	1.08%	30.47%	36.77%	$2,473	-0.32%
WAYN Wayne Savings Bancshares of OH	0.71%	1.70%	1.90%	1.12%	48.34%	33.05%	$756	1.20%

(1) Financial information is for the quarter ending December 31, 2009.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Bank's conversion transaction.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Bank's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in SharePlus Federal's operations and financial condition; (2) monitor SharePlus Federal's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including SharePlus Federal's value, or SharePlus Federal's value alone. To the extent a change in factors impacting the Bank's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Bank coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank's and the Peer Group's financial strengths are noted as follows:

- Overall A/L Composition. In comparison to the Peer Group, the Bank's interest-earning asset composition showed similar concentrations of loans and cash and investments as a percent of assets. Lending diversification into higher risk and higher yielding types of loans was more significant for the Peer Group. Overall, in comparison to the Peer Group, the Bank's interest-earning asset composition provided for a lower yield earned on interest-earning assets and a lower risk weighted assets-to-assets ratio. SharePlus Federal's funding composition reflected a higher level of deposits and a lower level of borrowings than the comparable Peer Group ratios, which translated into a lower cost of funds for the Bank. Overall, as a percent of assets, the Bank maintained higher levels of interest-earning assets and interest-bearing liabilities compared to the Peer Group's ratios, which resulted in a lower IEA/IBL ratio for the Bank. After factoring in the impact of the net stock proceeds, the Bank's IEA/IBL ratio should be more comparable to the Peer Group's ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.
- Credit Quality. The Bank's ratios for non-performing assets and non-performing loans were less favorable than the comparable Peer Group ratios. Loss reserves as a percent of non-performing loans were higher for the Peer Group, while the Bank and the Peer Group maintained similar levels of loss reserves as a percent of loans. Net loan charge-offs were a slightly larger factor for the Peer Group. As noted above, the Bank's risk weighted assets-to-assets ratio was slightly lower than the Peer Group's ratio. Overall, RP Financial concluded that credit quality was a slightly negative factor in our adjustment for financial condition.
- Balance Sheet Liquidity. The Bank operated with a similar level of cash and investment securities relative to the Peer Group (22.2% of assets versus 22.4% for the Peer Group). Following the infusion of stock proceeds, the

Bank's cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments. The Bank's future borrowing capacity was considered to be slightly greater than the Peer Group's, given the slightly lower level of borrowings currently funding the Bank's assets. Overall, RP Financial concluded that balance sheet liquidity was a slightly positive factor in our adjustment for financial condition.

- Funding Liabilities. The Bank's interest-bearing funding composition reflected a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group ratios, which translated into a lower cost of funds for the Bank. Total interest-bearing liabilities as a percent of assets were higher for the Bank compared to the Peer Group's ratio, which was attributable to SharePlus Federal's lower capital position. Following the stock offering, the increase in the Bank's capital position will reduce the level of interest-bearing liabilities funding the Bank's assets to a ratio that is comparable to the Peer Group's level of interest-bearing liabilities funding assets. Overall, RP Financial concluded that funding liabilities were a slightly positive factor in our adjustment for financial condition.
- Capital. The Bank currently operates with a lower equity-to-assets ratio than the Peer Group. However, following the stock offering, SharePlus Federal's pro forma capital position can be expected to be comparable or slightly exceed the Peer Group's equity-to-assets ratio. The Bank's pro forma capital position implies similar leverage capacity as the Peer Group, similar dependence on interest-bearing liabilities to fund assets and a similar capital cushion to absorb unanticipated losses as the Peer Group. On balance, RP Financial concluded that capital strength was a neutral factor in our adjustment for financial condition.

On balance, SharePlus Federal's balance sheet strength was considered to be comparable to the Peer Group's and, thus, no adjustment was applied for the Bank's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Bank's reported earnings were lower than the Peer Group's on a ROAA basis (0.02% of average assets versus 0.35% for the Peer Group). A lower operating expense ratio largely accounted for the Peer Group's higher return, which was somewhat offset by the Bank's higher ratios for net interest income, non-interest operating income and net gains. The Peer Group's higher return was also supported by a lower level of loan loss provisions. Reinvestment and leveraging of stock proceeds into interest-earning assets will serve to increase the Bank's earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company and the implementation of stock benefit plans. On balance, RP Financial concluded that the Bank's reported earnings were a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

- Core Earnings. Net interest income, operating expenses, non-interest operating income and loan loss provisions were reviewed in assessing the relative strengths and weaknesses of the Bank's and the Peer Group's core earnings. In these measures, the Bank operated with a higher net interest margin, a higher operating expense ratio and a higher level of non-interest operating income. The Bank's higher ratios for net interest income and operating expenses translated into a lower expense coverage ratio in comparison to the Peer Group's ratio (equal to 0.93x versus 1.18X for the Peer Group). Similarly, the Bank's efficiency ratio of 87.6% was less favorable than the Peer Group's efficiency ratio of 70.7%. Loan loss provisions had a more significant impact on the Bank's earnings (0.74% of average assets versus 0.52% of average assets for the Peer Group). Overall, these measures, as well as the expected earnings benefits the Bank should realize from the redeployment of stock proceeds into interest-earning assets and leveraging of post-conversion capital, which will be somewhat negated by expenses associated with the stock benefit plans and operating as a publicly-traded company, indicate that the Bank's pro forma core earnings will be less favorable than the Peer Group's. Therefore, RP Financial concluded that this was a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

- Interest Rate Risk. Quarterly changes in the Bank's and the Peer Group's net interest income to average assets ratios indicated that a greater degree of volatility was associated with the Bank's net interest margin. Other measures of interest rate risk, such as capital and IEA/IBL ratios were more favorable for the Peer Group. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with equity-to-assets and IEA/ILB ratios that will be fairly comparable to the Peer Group's ratios, as well as enhance the stability of the Bank's net interest margin through the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that interest rate risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

- Credit Risk. Loan loss provisions were a larger factor in the Bank's earnings (0.74% of average assets versus 0.52% of average assets for the Peer Group). In terms of future exposure to credit quality related losses, the Bank and the Peer Group maintained similar concentrations of assets in loans, while lending diversification into higher risk types of loans was more significant for the Peer Group. Credit quality measures for non-performing assets and loss reserves as a percent of non-performing loans were more favorable for the Peer Group, while the Bank and the Peer Group maintained similar loss reserves as a percent of loans. Net loan charge-offs were slightly higher for the Peer Group. Overall, RP Financial concluded that credit risk was a slightly negative factor in our adjustment for profitability, growth and viability of earnings.
- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Bank maintained a more favorable interest rate spread than the Peer Group, which would tend to support a stronger net interest margin going forward for the Bank. Second, the infusion of stock proceeds will provide the Bank with comparable growth potential through leverage as currently maintained by the Peer Group. Third, the Bank's slightly higher ratio of non-interest operating income and the Peer Group's lower operating expense ratio were viewed as respective advantages to sustain earnings growth during periods when net interest margins come under pressure as the result of adverse changes in interest rates. Overall, earnings growth potential was considered to be a neutral factor in our adjustment for profitability, growth and viability of earnings.
- Return on Equity. Currently, the Bank's core ROE is less favorable than the Peer Group's ROE. Accordingly, as the result of the Bank's lower core earnings and the increase in capital that will be realized from the infusion of net stock proceeds into the Bank's equity, the Bank's pro forma return equity on a core earnings basis can be expected to initially remain lower than the Peer Group's ROE. Accordingly, this was a moderately negative factor in the adjustment for profitability, growth and viability of earnings.

On balance, SharePlus Federal's pro forma earnings strength was considered to be less favorable than the Peer Group's and, thus, a slight downward adjustment was applied for profitability, growth and viability of earnings.

3. Asset Growth

The Bank's asset growth rate exceeded the Peer Group's growth rate during the period covered in our comparative analysis, based on growth rates of 14.7% and 10.5%, respectively. Asset growth for the Bank was largely due to an increase in very low yielding cash and cash equivalents. Comparatively, higher yielding loan growth was the primary source of asset growth for the Peer Group, with acquisition related growth accounting for most of the Peer Group's asset growth. On a pro forma basis, the Bank's tangible equity-to-assets ratio will be comparable to the Peer Group's tangible equity-to-assets ratio, indicating similar leverage capacity for the Bank. On balance, no adjustment was applied for asset growth.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. SharePlus Federal serves the Dallas-Fort Worth metropolitan area through 5 branch offices, which is considered the Bank's primary market area and targeted market area for future growth of its community bank franchise. The Dallas-Fort Worth metropolitan area has exhibited favorable demographic growth trends since the beginning of the decade, which along with its relatively large population base, has fostered a highly competitive banking environment in which the Bank competes against other community banks as well as institutions with a regional or national presence.

The Peer Group companies generally operate in a mix of suburban and rural markets, with all of the markets served by the Peer Group companies having smaller populations compared to Collin County. The markets served by the Peer Group companies reflected slower population growth and lower per capita income compared to Collin County. Likewise, Collin County's per capita income as a percent of Texas' per capita income was well above the comparable ratio for the Peer Group companies on average. The average and median deposit market shares maintained by the Peer Group companies were significantly above the Bank's market share of deposits in Collin County, which is indicative of the fewer number of banking competitors that operate in the majority of the markets served by the Peer Group companies. Overall, the degree of competition faced by the Peer Group companies was viewed to be less than faced by SharePlus Federal in Collin County, while the growth potential in the markets served by the Peer Group companies was also viewed to be less favorable in comparison to SharePlus Federal's market area. Summary demographic and deposit market share data for the Bank and the Peer Group companies is provided in Exhibit III-4. As shown in Table 4.1, March 2010 unemployment rates for the markets served by the Peer Group companies were generally higher or comparable to the March 2010 unemployment rate for Collin County. On balance, we concluded that a moderate upward adjustment was appropriate for the Bank's market area.

Table 4.1
Market Area Unemployment Rates
SharePlus Federal and the Peer Group Companies(1)

	County	March 2010 Unemployment
SharePlus Federal - TX	Collin	7.5%
Peer Group Average		10.0%
Citizens Community Bancorp. – WI	Eau Claire	7.6
Community Financial Corp. – VA	Staunton	8.5
FFD Financial Corp. – OH	Tuscarawas	12.6
First Advantage Bancorp – TN	Montgomery	9.2
First Capital, Inc. – IN	Harrison	10.0
First Savings Financial Group - IN	Clark	9.3
GS Financial Corp. - LA	Jefferson	5.8
Louisiana Bancorp, Inc. – LA	Jefferson	5.8
North Central Bancshares – IA	Webster	8.7
River Valley Bancorp – IN	Jefferson	11.0
Wayne Savings Bancshares – OH	Wayne	11.1

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Six out of the ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.23% to 6.00%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.04% as of May 28, 2010. As of May 28, 2010, approximately 63% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.01%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

While the Bank has not established a definitive dividend policy prior to converting, the Bank will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for this factor.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on the NASDAQ. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $15.2 million to $66.6 million as of May 28, 2010, with average and median market values of $31.2 million and $24.3 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.0 million to 5.1 million, with average and median shares outstanding of 3.1 million and 2.9 million, respectively. The Bank's stock offering is expected to have a pro forma market value and shares outstanding that will be in the lower end of the ranges exhibited by the Peer Group companies. Like all of the Peer Group companies, the Bank's stock will be quoted on the NASDAQ following the stock offering. Overall, we anticipate that the Bank's public stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as SharePlus Federal: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in Texas. All three of these markets were considered in the valuation of the Bank's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. Stocks started the fourth quarter of 2009 with a sell-off, as investors reacted negatively to economic data showing a slowdown in manufacturing activity from August to September and more job losses than expected for September. Energy and material stocks led a stock market rally heading into mid-October, as stock markets rallied around the world. Good earnings reports from J.P. Morgan Chase and Intel pushed the Dow Jones Industrial Average ("DJIA") above a 10000 close in mid-October. Mixed economic data and concerns of the sustainability of the recovery following the removal of the federal stimulus programs provided for volatile trading at the close of October. Stocks moved higher in early-November, with the DJIA topping 10000 again on renewed optimism about the economy aided by a report that manufacturing activity rose around the world in October. Expectations that interest rates and inflation would remain low, following a weaker than expected employment report for October, sustained the rally heading into mid-November. The DJIA hit new highs for the year in mid-November, as investors focused on upbeat earnings from major retailers, signs of economic growth in Asia and the Federal Reserve's commitment to low interest rates. Stocks traded unevenly through the second half of November, reflecting investor uncertainty over the strength of the economic recovery and Dubai debt worries. Easing fears about the Dubai debt crisis, along with a favorable employment report for November, served to bolster stocks at the end of November and into early-December. Mixed economic data, including a better-than-expected increase in November retail sales and November wholesale inflation rising more than expected, sustained a narrow trading range for the broader stock market heading into mid-December. Worries about the state of European economies and the dollar's surge upended stocks in mid-December. Helped by some positive economic data and acquisition deals in mining and health care, the DJIA posted gains for six consecutive sessions in late-December. Overall, the DJIA closed up 18.8% for 2009, which was 26.4% below its all time high.

Stocks started 2010 in positive territory on mounting evidence of a global manufacturing rebound, while mixed earnings reports provided for an up and down market in mid-January. The DJIA moved into negative territory for the year heading in into late-January, with financial stocks leading the market lower as the White House proposed new limits on the size and activities of big banks. Technology stocks led the broader market lower at the close of January, as disappointing economic reports dampened growth prospects for 2010. Concerns about the global economy and European default worries pressured stocks lower in early-February, as the DJIA closed below 10000 for the first time in three months. Upbeat corporate earnings and some favorable economic news out of Europe and China help stocks to rebound in mid-February. The positive trend in the broader stock market continued into the second half of February, as investors seized on mild inflation data and more signs that the U.S. economy was recovering. Weak economic data pulled stocks lower at the end of

February, although the 2.6% increase in the DJIA for the month of February was its strongest showing since November.

The DJIA moved back into positive territory for 2010 in early-March, as the broader market rallied on a better-than-expected employment report for February. Stocks trended higher through mid-March, with the DJIA closing up for eight consecutive trading sessions. Factors contributing to the eight day winning streak in the DJIA included bullish comments by Citigroup, expectations of continued low borrowing costs following the Federal Reserve's mid-March meeting that concluded with keeping its target rate near zero and a brightening manufacturing outlook. Following a one day pull back, the positive trend in the broader market continued heading into late-March. Gains in the health-care sector following the passage of health-care legislation, better-than-expected existing home sales in February, first time jobless claims falling more than expected and solid earnings posted by Best Buy all contributed to the positive trend in stocks. The DJIA moved to a 19-month high approaching the end of the first quarter, as oil stocks led the market higher in response to new evidence of global economic strength. Overall, the DJIA completed its best first quarter since 1999, with a 4.1% increase for the quarter.

More signs of the economy gaining strength sustained the positive trend in the broader stock market at the start of the second quarter of 2010. The DJIA closed above 11000 heading into mid-April, based on growing optimism about corporate earnings and a recovering economy. Fraud charges against Goldman Sachs halted a six day rally in the market in mid-April, as financial stocks led a one day sell-off in the broader market. The broader stock market generally sustained a positive trend during the second half of April, with encouraging first quarter earnings reports and favorable economic data supporting the gains. Financial stocks lead the broader stock market lower at the end of April on news of a criminal investigation of Goldman Sachs. The sell-off in the stock market sharpened during the first week of May, largely on the basis of heightened concerns about possible ripple effects from Greece's credit crisis. Stocks surged after European Union leaders agreed to a massive bailout to prevent Greece's financial troubles from spreading throughout the region, but then reversed course heading into the second half of May on continued worries about the fallout from Europe's credit crisis and an unexpected increase in U.S. jobless claims. China's promise not to unload its European debt sparked a one-day rally in late-May, which was followed by a lower close for the DJIA on the last trading day of May as a downgrade of Spain's credit rekindled investors' fears about Europe's economy. Overall, it was the worst May for the DJIA since 1940. On May 28, 2010, the DJIA closed at 10136.63, an increase of 19.2% from one year ago and a decrease of 2.8% year-to-date, and the NASDAQ closed at 2257.04, an increase of 27.2% from one year ago and a decrease of 0.5% year-to-date. The Standard & Poor's 500 Index closed at 1089.41 on May 28, 2010, an increase of 18.5% from one year ago and a decrease of 2.3% year-to-date.

The market for thrift stocks has been somewhat uneven in recent quarters, but in general has underperformed the broader stock market. Some disappointing economic data pushed thrift stocks along with the broader market lower at the beginning of the fourth quarter of 2009. Thrift stocks rebounded modestly through mid-October, aided by a rally in the broader stock market and a strong earnings report from J.P. Morgan Chase. Concerns of more loan losses and a disappointing report on September new home sales provided for a modest retreat in thrift prices in late-October. After bouncing higher on a better-than-expected report for third quarter GDP growth, financial stocks led the broader market lower at the end of October in the face of a negative report on consumer spending. In contrast to the broader market, thrift stocks edged lower following the Federal Reserve's early-November statement that it would leave the federal funds rate unchanged. Thrift stocks rebounded along with the broader market going into mid-November, following some positive reports on the economy and comments from the Federal Reserve that interest rates would remain low amid concerns that unemployment and troubles in commercial real estate would weigh on the economic recovery. Fresh economic data that underscored expectations for a slow economic recovery and Dubai debt worries pushed thrift stocks lower during the second half of November. Financial stocks led a broader market rebound at the close of November and into early-December, which was supported by a favorable report for home sales in October and expectations that the Dubai debt crisis would have a limited impact on U.S. banks. The favorable employment report for November added to gains in the thrift sector in early-December. Financial stocks edged higher in mid-December on news that Citigroup was repaying TARP funds, which was followed by a pullback following a report that wholesale inflation rose more than expected in November and mid-December unemployment claims were higher than expected. More attractive valuations supported a snap-back rally in thrift stocks heading into late-December, which was followed by a narrow trading range for the thrift sector through year end. Overall, the SNL Index for all publicly-traded thrifts was down 10.2% in 2009, which reflects significant declines in the trading prices of several large publicly-traded thrifts during 2009 pursuant to reporting significant losses due to credit quality related deterioration.

Thrift stocks traded in a narrow range during the first few weeks of 2010, as investors awaited fourth quarter earnings reports that would provide further insight on credit quality trends. An unexpected jump in jobless claims and proposed restrictions by the White House on large banks depressed financial stocks in general heading into late-January. Amid mixed earnings reports, thrift stocks traded in a narrow range for the balance of January. Financial stocks led the broader market lower in early-February and then rebounded along with the broader market in mid-February on some positive economic data including signs that home prices were rising in some large metropolitan areas. Mild inflation readings for wholesale and consumer prices in January sustained the upward trend in thrift stocks heading into the second half of February. Comments by the Federal Reserve Chairman that short-term interest rates were likely to remain low for at least several months helped thrift stocks to ease higher in late-February.

The thrift sector moved higher along with the broader stock market in-early March 2010, aided by the better-than-expected employment report for February. Financial stocks lead the market higher heading into mid-March on optimism that Citigroup would be able to repay the U.S. Government after a successful offering of trust preferred securities. The Federal Reserve's recommitment to leaving its target rate unchanged "for an extended period" sustained the positive trend in thrift stocks through mid-March. Thrift stocks bounced higher along with the broader stock market heading into late-March, which was followed by a slight pullback as debt worries sent the yields on Treasury notes higher.

An improving outlook for financial stocks in general, along with positive reports for housing, employment and retail sales, boosted thrift stocks at the start of the second quarter of 2010. A nominal increase in March consumer prices and a strong first quarter earnings report from JP Morgan Chase & Co. supported a broad rally in bank and thrift stocks heading into mid-April, which was followed by a pullback on news that the SEC charged Goldman Sachs with fraud. Thrift stocks generally underperformed the broader stock market during the second half of April, as financial stocks in general were hurt by uncertainty about the progress of financial reform legislation, Greece's debt crisis and news of a criminal investigation of Goldman Sachs. Thrift stocks retreated along the broader stock market in the first week of May, based on fears that the growing debt crisis in Europe could hurt the economic recovery. Likewise, thrift stocks surged higher along with the broader stock market after European Union officials announced a massive bailout plan to avert a public-debt crisis and then fell heading into the second half of May on lingering concerns about the euro. News of rising mortgage delinquencies in the first quarter of 2010, an expected slowdown in new home construction and uncertainty over financial reform legislation further contributed to lower trading prices for thrift stocks. Thrift stocks participated in the one-day broader market rally in late-May and then declined along with the broader stock market at the close of May. On May 28, 2010, the SNL Index for all publicly-traded thrifts closed at 594.2, an increase of 9.9% from one year ago and an increase of 1.2% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The marketing for converting thrift issues turned more positive in the fourth quarter of 2009 and the first quarter of 2010, as indicated by an increase in conversion activity and the relative success of those offerings. For the most part, the recent conversion offerings experienced healthy subscription takedowns and have traded above their IPO prices in initial trading activity. Consistent with the broader thrift market, conversion pricing reflects continued investor uncertainty over stock market trends, credit quality trends, economic trends and financial reform legislation.

As shown in Table 4.2, one standard conversion and one second-step conversions were completed during the past three months. The standard conversion offering, Harvard Illinois Bancorp, Inc ("Harvard"), is considered to be more relevant for our analysis. Harvard's offering was completed in April 2010 and closed between the minimum and midpoint of the offering range. Harvard's closing pro forma price/tangible book ratio equaled 43.1%. Harvard's stock is quoted on the OTC Bulletin Board and, as of May 28, 2010, Harvard's stock price closed at $7.85 or 21.5% below its IPO price.

Shown in Table 4.3 are the current pricing ratios for Eagle Bancorp Montana, which is the only company that has completed a fully-converted offering during the past three months and is traded on NASDAQ or an Exchange. Eagle Bancorp's offering was a second-step conversion, which tends to be priced higher on a P/TB basis relative to full standard conversion offerings. Eagle Bancorp's current P/TB ratio equaled 81.77%.

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: % Off Incl. Fdn. – Benefit Plans				Initial	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:							
Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 5/28/10 ($)	% Change (%)
Standard Conversions																																
Harvard Illinois Bancorp, Inc. - IL*	4/9/10	HARI-OTCBB	$ 156	7.85%	1.78%	62%	$ 7.9	100%	88%	11.0%	N.A.	N.A.	8.0%	4.0%	10.0%	6.9%	0.00%	43.1%	NM	4.9%	-0.4%	11.3%	-3.4%	$10.00	$10.00	0.0%	$10.00	0.0%	$10.00	0.0%	$7.85	-21.5%
Averages - Standard Conversions:			**$ 156**	**7.85%**	**1.78%**	**62%**	**$ 7.9**	**100%**	**88%**	**11.0%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**6.9%**	**0.00%**	**43.1%**	**NM**	**4.9%**	**-0.4%**	**11.3%**	**-3.4%**	**$10.00**	**$10.00**	**0.0%**	**$10.00**	**0.00%**	**$10.00**	**0.00%**	**$7.85**	**-21.50%**
Medians - Standard Conversions:			**$ 156**	**7.85%**	**1.78%**	**62%**	**$ 7.9**	**100%**	**88%**	**11.0%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**6.9%**	**0.00%**	**43.1%**	**NM**	**4.9%**	**-0.4%**	**11.3%**	**-3.4%**	**$10.00**	**$10.00**	**0.0%**	**$10.00**	**0.00%**	**$10.00**	**0.00%**	**$7.85**	**-21.50%**
Second Step Conversions																																
Eagle Bancorp Montana, MT	4/5/10	EBMT-NASDAQ	$ 306	9.89%	0.75%	33%	$ 24.6	60%	103%	7.4%	N.A.	N.A.	8.0%	4.0%	10.0%	1.0%	0.00%	81.4%	12.69	12.5%	1.0%	15.4%	6.4%	$10.00	$10.55	5.5%	$10.50	5.0%	$10.50	5.0%	$10.05	0.5%
Averages - Second Step Conversions:			**$ 306**	**9.89%**	**0.75%**	**33%**	**$ 24.6**	**60%**	**103%**	**7.4%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**1.0%**	**0.00%**	**81.4%**	**12.7x**	**12.5%**	**1.0%**	**15.4%**	**6.4%**	**$10.00**	**$10.55**	**5.5%**	**$10.50**	**5.0%**	**$10.50**	**5.0%**	**$10.05**	**0.5%**
Medians - Second Step Conversions:			**$ 306**	**9.89%**	**0.75%**	**33%**	**$ 24.6**	**60%**	**103%**	**7.4%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**1.0%**	**0.00%**	**81.4%**	**12.7x**	**12.5%**	**1.0%**	**15.4%**	**6.4%**	**$10.00**	**$10.55**	**5.5%**	**$10.50**	**5.0%**	**$10.50**	**5.0%**	**$10.05**	**0.5%**
Mutual Holding Company Conversions																																
Averages - Mutual Holding Company Conversions:																																
Medians - Mutual Holding Company Conversions:																																
Averages - All Conversions:			**$ 231**	**8.87%**	**1.27%**	**47%**	**$ 16.3**	**80%**	**95%**	**9.2%**	**NA**	**NA**	**8.0%**	**4.0%**	**10.0%**	**4.0%**	**0.00%**	**62.2%**	**$ 12.69**	**8.7%**	**0.3%**	**13.3%**	**1.5%**	**$10.00**	**$10.28**	**2.8%**	**$10.25**	**2.5%**	**$10.25**	**2.5%**	**$8.95**	**-10.5%**
Medians - All Conversions:			**$ 231**	**8.87%**	**1.27%**	**47%**	**$ 16.3**	**80%**	**95%**	**9.2%**	**NA**	**NA**	**8.0%**	**4.0%**	**10.0%**	**4.0%**	**0.00%**	**62.2%**	**$ 12.69**	**8.7%**	**0.3%**	**13.3%**	**1.5%**	**$10.00**	**$10.28**	**2.8%**	**$10.25**	**2.5%**	**$10.25**	**2.5%**	**$8.95**	**-10.5%**

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

May 28, 2010

Table 4.3
Market Pricing Comparatives
Prices As of May 28, 2010

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12 Month EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (x)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/Core (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	Tang Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	$10.29	$298.47	($0.10)	$12.55	18.90x	84.72%	9.99%	92.76%	17.17x	$0.24	2.03%	35.47%	$2,707	11.28%	10.53%	3.76%	-0.13%	-0.36%	-0.15%	-0.47%
Converted Last 3 Months (no MHC)	$10.05	$41.03	$0.79	$12.29	12.72x	81.77%	12.58%	81.77%	12.72x	$0.27	2.69%	34.18%	$327	0.00%	0.00%	0.77%	0.99%	NM	0.98%	NM
Converted Last 3 Months (no MHC)																				
EBMTD Eagle Bancorp Montanta of MT	$10.05	$41.03	$0.79	$12.29	12.72x	81.77%	12.58%	81.77%	12.72x	$0.27	2.69%	34.18%	$326	0.00%	0.00%	0.77%	0.99%	NM	0.99%	NM

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

C. The Acquisition Market

Also considered in the valuation was the potential impact on SharePlus Federal's stock price of recently completed and pending acquisitions of other thrift institutions operating in Texas. As shown in Exhibit IV-4, there were seven Texas thrift acquisitions completed from the beginning of 2004 through May 28, 2010, and there are currently two acquisitions pending for Texas savings institutions. The recent acquisition activity involving Texas savings institutions may imply a certain degree of acquisition speculation for the Bank's stock. To the extent that acquisition speculation may impact the Bank's offering, we have largely taken this into account in selecting companies for the Peer Group that could be subject to the same type of acquisition speculation that may influence SharePlus Federal's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in SharePlus Federal's stock would tend to be less compared to the stocks of the Peer Group companies.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift conversions and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

The Bank's management team appears to have experience and expertise in all of the key areas of the Bank's operations. Exhibit IV-5 provides summary resumes of the Bank's Board of Directors and senior management. The financial characteristics of the Bank suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Bank's present organizational structure. The Bank currently does not have any senior management positions that are vacant.

Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted OTS regulated institution, SharePlus Federal will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	No Adjustment
Primary Market Area	Moderate Upward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Bank's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank's prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8).

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. However, given that the Bank's pro forma reported and core earnings reflected net losses for the twelve months ended March 31, 2010, the Bank's pro forma P/E multiples were viewed as not meaningful for purposes of comparison to the Peer Group's P/E multiples.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. In deriving SharePlus Federal's valuation, RP Financial considered the P/B approach to be a highly valuable indicator of pro forma value, since the P/E approach did not render meaningful P/E multiples for the Bank. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of May 28, 2010, the pro forma market value of SharePlus Federal's conversion stock was $15,000,000 at the midpoint, equal to 1,500,000 shares at $10.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank's reported earnings equaled $36,000 for the twelve months ended March 31, 2010. In deriving SharePlus Federal's core earnings, the only adjustments made to reported earnings were to eliminate gains on the sale of loans and investment securities, which equaled $459,000 and $31,000, respectively, for the twelve months ended March 31, 2010. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 38.0% for the earnings adjustments, the Bank's core earnings were determined to equal a net loss of $268,000 for the twelve months ended March 31, 2010. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income(loss)	$36
Deduct: Gain on sale of loans(1)	(285)
Deduct: Gain on sale of investment securities(1)	(19)
Core earnings estimate	$(268)

(1) Tax effected at 38.0%.

Based on the Bank's reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported and core earnings were negative throughout the valuation range. Accordingly, the Bank's pro forma P/E multiples were considered to be not meaningful ("NM") throughout the valuation range. Comparatively, as shown in Table 4.4, the Peer Group's average reported and core P/E multiples equaled 14.61 times and 15.83 times, respectively. The Peer Group's median reported and core earnings multiples equaled 12.07 times and 13.80 times, respectively.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio, to the Bank's pro forma book value. Based on the $15.0 million midpoint valuation, the Bank's pro forma P/B and P/TB ratios both equaled 51.87%. In comparison to the average P/B and P/TB ratios for the Peer Group of 69.06% and 72.27%, the Bank's ratios reflected a discount of 24.9% on a P/B basis and a discount of 28.2% on a P/TB basis. In comparison to the Peer Group's median P/B and P/TB ratios of 67.77% and 71.12%, respectively, the Bank's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 23.5% and 27.1%, respectively. At the top of the super range, the Bank's P/B and P/TB ratios both equaled 59.92%. In comparison to the Peer Group's average P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range reflected discounts of 13.2% and 17.1%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range reflected discounts of 11.6% and 15.7%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value and the Bank's pro forma earnings which reflected net losses based on pro forma reported and core earnings.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro

Table 4.4
Public Market Pricing
SharePlus Federal Bank
As of May 28, 2010

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)				Reported		Core	
	Price/ Share(1)	Market Value	Core 12 Month EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/Core	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	Tang Eq/ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
SharePlus Federal Bank																				
Superrange	$10.00	$19.84	($0.16)	$16.69	NM	59.92%	8.15%	59.92%	NM	$0.00	0.00%	0.00%	$243	13.61%	13.61%	1.89%	-0.01%	-0.04%	-0.13%	-0.96%
Maximum	$10.00	$17.25	($0.18)	$17.89	NM	55.90%	7.16%	55.90%	NM	$0.00	0.00%	0.00%	$241	12.80%	12.80%	1.91%	0.00%	-0.03%	-0.13%	-1.02%
Midpoint	$10.00	$15.00	($0.21)	$19.28	NM	51.87%	6.27%	51.87%	NM	$0.00	0.00%	0.00%	$239	12.09%	12.09%	1.93%	0.00%	-0.02%	-0.13%	-1.07%
Minimum	$10.00	$12.75	($0.24)	$21.15	NM	47.28%	5.38%	47.28%	NM	$0.00	0.00%	0.00%	$237	11.37%	11.37%	1.94%	0.00%	-0.01%	-0.13%	-1.13%
All Non-MHC Public Companies (7)																				
Averages	$10.75	$346.94	($0.15)	$13.90	18.56x	76.73%	8.54%	85.20%	16.60x	$0.26	2.01%	36.14%	$3,006	10.82%	10.04%	3.52%	-0.19%	-0.44%	-0.23%	-0.77%
Medians	$10.08	$55.71	$0.20	$13.32	16.40x	76.18%	6.85%	80.30%	15.25x	$0.20	1.63%	0.00%	$942	9.31%	8.68%	2.44%	0.17%	2.04%	0.11%	1.67%
All Non-MHC State of TX (7)																				
Averages	$11.58	$137.84	($0.09)	$16.60	NM	69.76%	12.58%	69.76%	NM	$0.00	0.00%	0.00%	$1,095	18.04%	18.04%	3.02%	0.09%	0.66%	-0.10%	-0.74%
Medians	$11.58	$137.84	($0.09)	$16.60	NM	69.76%	12.58%	69.76%	NM	$0.00	0.00%	0.00%	$1,095	18.04%	18.04%	3.02%	0.09%	0.66%	-0.10%	-0.74%
Comparable Group Averages																				
Averages	$11.69	$31.21	$0.66	$16.63	14.61x	69.06%	8.10%	72.27%	15.83x	$0.27	2.04%	25.96%	$420	11.86%	11.44%	2.22%	0.34%	3.09%	0.39%	3.58%
Medians	$13.73	$24.25	$0.60	$16.32	12.07x	67.77%	6.34%	71.12%	13.80x	$0.12	1.04%	2.15%	$429	9.92%	9.09%	2.22%	0.46%	4.14%	0.37%	3.82%
Comparable Group																				
CZWI Citizens Community Bancorp Inc. of WI	$4.13	$21.12	$0.41	$10.88	NM	37.96%	3.66%	43.07%	10.07x	$0.00	0.00%	NM	$577	9.65%	8.60%	NA	-0.64%	-6.21%	0.38%	3.69%
CFFC Community Financial Corp. of VA	$4.25	$18.54	$0.35	$8.34	8.67	50.96%	3.43%	50.96%	12.14x	$0.00	0.00%	0.00%	$541	8.98%	8.98%	NA	0.41%	4.52%	0.29%	3.23%
FFDF FFD Financial Corp. of Dover OH	$15.00	$15.17	$0.70	$17.89	16.48	83.85%	7.62%	83.85%	21.43x	$0.68	4.53%	74.73%	$199	9.08%	9.08%	NA	0.48%	5.13%	0.37%	3.95%
FABK First Advantage Bancorp of TN	$10.82	$47.18	$0.10	$15.78	NM	68.57%	13.68%	68.57%	NM	$0.20	1.85%	NM	$345	19.96%	19.96%	NA	0.15%	0.75%	0.13%	0.62%
FCAP First Capital, Inc. of IN	$14.85	$41.40	$0.28	$16.85	NM	88.13%	8.95%	99.87%	NM	$0.72	4.85%	NM	$463	10.18%	9.09%	NA	0.21%	2.08%	0.17%	1.67%
FSFG First Savings Financial Group of IN	$13.45	$32.48	$0.87	$22.39	16.4	60.07%	6.57%	71.24%	15.46x	$0.00	0.00%	0.00%	$494	10.94%	9.39%	NA	0.51%	3.75%	0.54%	3.98%
LABC Louisiana Bancorp, Inc. of LA	$14.57	$66.61	$0.49	$15.71	28.02	92.74%	20.40%	92.74%	29.73x	$0.00	0.00%	0.00%	$327	22.00%	22.00%	0.85%	0.73%	3.09%	0.69%	2.91%
FFFD North Central Bancshares of IA	$17.60	$23.72	$1.79	$28.64	9.46	61.45%	5.24%	61.45%	9.83x	$0.04	0.23%	2.15%	$452	10.77%	10.77%	3.58%	0.55%	5.26%	0.52%	5.06%
RIVR River Valley Bancorp of IN	$14.00	$21.06	$0.85	$17.52	12.07	79.91%	5.33%	80.00%	16.47x	$0.84	6.00%	72.41%	$395	7.93%	7.92%	NA	0.45%	6.38%	0.33%	4.68%
WAYN Wayne Savings Bancshares of OH	$8.25	$24.78	$0.72	$12.32	11.15	66.96%	6.10%	71.00%	11.46x	$0.24	2.91%	32.43%	$406	9.12%	8.64%	NA	0.55%	6.19%	0.54%	6.03%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

forma P/A ratio which is computed herein. At the $15.0 million midpoint of the valuation range, the Bank's value equaled 6.27% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 8.10%, which implies a discount of 22.6% has been applied to the Bank's pro forma P/A ratio. In comparison to the Peer Group's median P/A ratio of 6.34%, the Bank's pro forma P/A ratio at the midpoint value reflects a discount of 1.1%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, Harvard Illinois was the only standard conversion offering completed during the past three months. In comparison to Harvard Illinois' 43.1% closing forma P/TB ratio, the Bank's P/TB ratio of 51.9% at the midpoint value reflects an implied premium of 20.4%. At the top of the superrange, the Bank's P/TB ratio of 59.9% reflects an implied premium of 39.0% relative to Harvard Illinois' closing pro forma P/TB ratio.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of May 28, 2010, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $15,000,000 at the midpoint, equal to 1,500,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $12,750,000 and a maximum value of $17,250,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 1,275,000 at the minimum and 1,725,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a super range value of $19,837,500 without a resolicitation. Based on the $10.00 per share offering price, the super range value would result in total shares outstanding of 1,983,750. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1

SharePlus Federal Bank
Map of Office Locations

SharePlus Office Locations



Counties
Collin
Dallas
Pushpins
Main Office
Branches
Lewisville Lake
Highland Village
Lewisville
Flower Mound
Denton
Hebron
Collin
Plano
Parker
Murphy
Lucas
Coppell
Carrollton
Addison
Richardson
Sachse
Pleasant Valley
Buckingham
Farmers Branch
Garland
Rowlett
Dallas
Tarrant
Dallas/FT Worth International Airport
University Park
Highland Park
White Rock Lake
Irving
0 mi
2
4
6
8
10
12

EXHIBIT I-2

SharePlus Federal Bank
Audited Financial Statements
[Incorporated by Reference]

EXHIBIT I-3

SharePlus Federal Bank
Key Operating Ratios

Exhibit I-3
SharePlus Federal Bank
Key Operating Ratios

	At or For the Three Months Ended March 31,		At or For the Years Ended December 31,				
	2010	2009	2009	2008	2007	2006	2005
Selected Financial Ratios and Other Data:							
Performance Ratios:							
Return (loss) on assets (ratio of net income to average total assets) [1]	(0.56)%	0.27%	0.23%	0.02%	(0.71)%	(0.08)%	0.15%
Return (loss) on equity (ratio of net income to average equity) [1]	(7.46)%	3.18%	2.90%	0.17%	(6.92)%	(0.80)%	1.47%
Interest rate spread [1][2]	3.60%	3.87%	3.83%	3.78%	3.16%	3.05%	3.33%
Net interest margin [1][3]	3.65%	3.95%	3.90%	3.88%	3.31%	3.20%	3.41%
Efficiency ratio [4]	78.54%	85.28%	84.87%	94.03%	113.44%	96.48%	90.35%
Non-interest expense to average total assets [1]	3.47%	4.14%	4.11%	4.71%	5.15%	4.41%	3.89%
Average interest-earning assets to average interest-bearing liabilities	105.02%	105.08%	105.16%	105.27%	106.65%	107.22%	105.78%
Average equity to average total assets	7.54%	8.54%	8.07%	9.38%	10.20%	10.35%	9.92%
Asset Quality Ratios:							
Non-performing assets to total assets	2.75%	0.70%	1.65%	0.77%	2.17%	0.30%	0.23%
Non-performing loans to total loans	3.71%	0.77%	1.99%	0.89%	2.26%	0.24%	0.31%
Allowance for loan losses to non-performing loans	31.89%	41.27%	27.42%	32.65%	12.25%	230.88%	127.95%
Allowance for loan losses to total loans	1.18%	0.32%	0.55%	0.29%	0.28%	0.55%	0.39%
Capital Ratios:							
Total capital (to risk-weighted assets)	13.24%	12.60%	12.45%	12.63%	14.13%	15.29%	16.97%
Tier I capital (to risk-weighted assets)	12.48%	12.30%	11.99%	12.28%	13.82%	14.64%	16.48%
Tier I capital (to average assets)	7.38%	7.96%	8.21%	8.74%	9.95%	9.93%	10.19%
Other Data:							
Number of full service offices	8	8	8	9	9	9	9
Full time equivalent employees	59	61	59	63	66	61	59

(1) Ratios for the three months ended March 31, 2010 and 2009 are annualized.
(2) The interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(3) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(4) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.

Source: SharePlus Federal's prospectus.

EXHIBIT I-4

SharePlus Federal Bank
Investment Portfolio Composition

Exhibit I-4
SharePlus Federal Bank
Investment Portfolio Composition

	At March 31, 2010		At December 31, 2009		At December 31, 2008		At December 31, 2007	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
Securities held to maturity:								
Agencies	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Municipal securities	—	—	—	—	—	—	—	—
Collateralized mortgage obligations	—	—	—	—	—	—	2,213	2,191
Mortgage-backed securities	—	—	—	—	—	—	5,819	5,777
Total securities held to maturity	$ —	$ —	$ —	$ —	$ —	$ —	$ 8,032	$ 7,968

	At March 31, 2010		At December 31, 2009		At December 31, 2008		At December 31, 2007	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
Securities available for sale:								
Agencies	$ 2,499	$ 2,495	$ 2,499	$ 2,457	$ —	$ —	$ —	$ —
Municipal securities	1,368	1,409	1,370	1,362	482	486	487	497
Collateralized mortgage obligations	1,569	1,595	1,820	1,851	2,221	2,237	730	731
Mortgage-backed securities	7,598	7,782	7,667	7,822	5,200	5,325	5,276	5,214
Total securities available for sale	$ 13,034	$ 13,281	$ 13,356	$ 13,492	$ 7,903	$ 8,048	$ 6,493	$ 6,442

Source: SharePlus Federal's prospectus.

EXHIBIT I-5

SharePlus Federal Bank
Yields and Costs

Exhibit I-5
SharePlus Federal Bank
Yields and Costs

	At March 31, 2010	For the Three Months Ended March 31,					
		2010			2009		
	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate[1]	Average Outstanding Balance	Interest	Yield/ Rate[1]
Interest-earning assets:							
Loans	5.80%	$ 170,010	$ 2,420	5.69%	$ 167,408	$ 2,495	5.96%
Taxable investment securities	3.24	11,883	102	3.43	7,238	93	5.14
Nontaxable investment securities	3.84	1,369	13	3.80	481	5	4.16
Total other interest earning assets	0.66	35,664	44	0.49	10,706	25	0.93
FHLB of Dallas stock	1.63	1,596	3	0.75	1,520	1	0.26
Total interest-earning assets	4.78	220,522	2,582	4.68	187,353	2,619	5.59
Non-interest-earning assets		9,224			9,788		
Total assets		$ 229,746			$ 197,141		
Interest-bearing liabilities:							
Savings deposits	0.25	32,281	20	0.25	29,675	19	0.26
Money market	0.81	32,404	73	0.90	24,256	102	1.68
Demand deposit accounts	0.26	55,497	38	0.27	47,037	60	0.51
Certificates of deposit	2.16	58,032	318	2.19	49,500	395	3.19
Total deposits	0.96	178,214	449	1.01	150,468	576	1.53
Short-term advances	0.89	2	—	—	1	—	—
Federal Home Loan Bank advances	2.97	31,767	118	1.49	27,822	192	2.76
Other liabilities	—	—	—	—	—	—	—
Total interest-bearing liabilities	1.11	209,983	567	1.08	178,291	768	1.72
Non-interest-bearing liabilities		2,445			2,015		
Total liabilities		212,428			180,306		
Equity		17,318			16,835		
Total liabilities and equity		$ 229,746			$ 197,141		
Net interest income			$ 2,015			$ 1,851	
Net interest rate spread [2]	3.67%			3.60%			3.87%
Net interest-earning assets [3]		$ 10,539			$ 9,062		
Net interest margin [4]	3.72%			3.65%			3.95%
Average interest-earning assets to interest-bearing liabilities	104.53%			105.02%			105.08%

(footnotes on following page)

Exhibit I-5 (continued)
SharePlus Federal Bank
Yields and Costs

	For the Years Ended December 31,								
	2009			2008			2007		
	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans	$ 167,995	$ 10,003	5.95%	$ 145,948	$ 8,719	5.97%	$ 136,679	$ 7,951	5.82%
Taxable investment securities	11,053	425	3.85	12,971	635	4.90	16,539	800	4.84
Nontaxable investment securities	1,024	40	3.91	485	19	3.92	147	6	4.08
Total other interest-earning assets	19,735	128	0.65	7,264	177	2.44	10,062	409	4.06
FHLB Dallas stock	1,346	3	0.22	833	21	2.52	718	41	5.71
Total interest-earning assets	201,153	10,599	5.27	167,501	9,571	5.71	164,145	9,207	5.61
Non-interest-earning assets	9,422			9,836			9,062		
Total assets	$ 210,575			$ 177,337			$ 173,207		
Interest-bearing liabilities:									
Savings deposits	$ 32,140	82	0.26	$ 31,658	89	0.28	$ 32,905	118	0.36
Money market	27,788	345	1.24	27,290	662	2.43	28,378	1,070	3.77
Demand deposit accounts	50,166	175	0.35	45,438	255	0.56	44,316	345	0.78
Certificates of deposit	56,906	1,582	2.78	40,934	1,571	3.84	38,741	1,782	4.60
Total deposits	167,000	2,184	1.31	145,320	2,577	1.77	144,340	3,315	2.30
Short-term advances	—	—	—	14	1	7.14	7	—	—
FHLB of Dallas advances	24,279	567	2.34	13,777	486	3.53	9,557	455	4.76
Other liabilities	—	—	—	—	—	—	—	—	—
Total interest-bearing liabilities	191,279	2,751	1.44	159,111	3,064	1.93	153,904	3,770	2.45
Non-interest-bearing liabilities	2,306			1,590			1,628		
Total liabilities	193,585			160,701			155,532		
Equity	16,990			16,636			17,675		
Total liabilities and equity	$ 210,575			$ 177,337			$ 173,207		
Net interest income		$ 7,848			$ 6,507			$ 5,437	
Net interest rate spread [(2)]			3.83%			3.78%			3.16%
Net interest-earning assets [(3)]	$ 9,874			$ 8,390			$ 10,241		
Net interest margin [(4)]			3.90%			3.88%			3.31%
Average of interest-earning assets to interest-bearing liabilities			105.16%			105.27%			106.65%

(1) Yields and rates for the three months ended March 31, 2010 and 2009 are annualized.
(2) Interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average total interest-earning assets.

Source: SharePlus Federal's prospectus.

EXHIBIT I-6

SharePlus Federal Bank
Loan Loss Allowance Activity

Exhibit I-6
SharePlus Federal Bank
Loan Loss Allowance Activity

	At or For the Three Months Ended March 31,		At or For the Years Ended December 31,				
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands)						
Balance at beginning of period	$ 940	$ 480	$ 480	$ 380	$ 785	$ 531	$ 465
Charge-offs:							
Mortgage loans:							
One- to four-family residential	19	18	57	99	1,005	186	38
Home equity	—	—	—	—	—	6	5
Commercial real estate	—	—	—	—	—	—	—
Consumer loans:							
Automobile and other vehicles	—	39	116	23	27	23	45
Signature	10	15	38	85	59	45	148
Other	3	14	34	98	69	—	—
Commercial loans	—	—	—	—	—	—	—
Total charge-offs	32	86	245	305	1,160	260	236
Recoveries:							
Mortgage loans:							
One- to four-family residential	—	—	—	—	—	—	—
Home equity	—	—	—	—	—	—	—
Commercial real estate	—	—	—	—	—	—	—
Consumer loans:							
Automobile and other vehicles	—	1	6	3	—	—	8
Signature	6	3	12	11	6	22	—
Other	—	—	—	—	—	—	9
Commercial loans	—	—	—	—	—	—	—
Total recoveries	6	4	18	14	6	22	17
Net (charge-offs) recoveries	(26)	(82)	(227)	(291)	(1,154)	(238)	(219)
Provision for loan losses	1,080	136	687	391	749	492	285
Balance at end of period	$ 1,994	$ 534	$ 940	$ 480	$ 380	$ 785	$ 531
Ratios:							
Net charge-offs to average loans outstanding (annualized)	0.06%	0.20%	0.14%	0.20%	0.84%	0.18%	0.15%
Allowance for loan losses to non-performing loans at end of period	31.89%	41.27%	27.42%	32.65%	12.25%	230.88%	127.95%
Allowance for loan losses to total loans at end of period	1.18%	0.32%	0.55%	0.29%	0.28%	0.55%	0.39%

Source: SharePlus Federal's prospectus.

EXHIBIT I-7

SharePlus Federal Bank
Interest Rate Risk Analysis

Exhibit I-7
SharePlus Federal Bank
Interest Rate Risk Analysis

At March 31, 2010								
				NPV as a Percentage of Present Value of Assets (3)		Net Interest Income		
							Increase in Estimated Net Interest Income	
Change in Interest Rates (basis points) (1)	Estimated NPV (2)	Estimated (Decrease) in NPV			Increase (Decrease)	Estimated Net		
		Amount	Percent	NPV Ratio (4)	(basis points)	Interest Income	Amount	Percent
				(Dollars in thousands)				
+300	$ 17,362	$ (4,533)	(20.70)	8.06%	(150)	$ 9,353	$ 160	1.74%
+200	19,246	(2,649)	(12.10)	8.74%	(82)	9,339	146	1.59%
+100	21,022	(873)	(3.99)	9.34%	(22)	9,300	107	1.16%
0	21,895	—	—	9.56%	—	9,193	—	—
-100	20,005	(1,890)	(8.63)	8.70%	(86)	9,440	247	2.69%

(1) Assumes an instantaneous uniform change in interest rates at all maturities.
(2) NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4) NPV Ratio represents NPV divided by the present value of assets.

Source: SharePlus Federal's prospectus.

EXHIBIT I-8

SharePlus Federal Bank
Fixed and Adjustable Rate Loans

Exhibit I-8
SharePlus Federal Bank
Fixed and Adjustable Rate Loans

	Due After December 31, 2010		
	Fixed	Adjustable	Total
		(In thousands)	
Mortgage loans:			
One- to four-family residential	$ 39,722	$ 84,217	$ 123,939
Home equity	5,497	3,479	8,976
Commercial real estate	12,345	5,761	18,106
Consumer loans:			
Automobile and other vehicles	9,174	—	9,174
Signature	1,676	156	1,832
Other	1,192	—	1,192
Commercial loans	—	—	—
Total loans	$ 69,606	$ 93,613	$ 163,219

Source: SharePlus Federal's prospectus.

EXHIBIT I-9

SharePlus Federal Bank
Loan Portfolio Composition

Exhibit I-9
SharePlus Federal Bank
Loan Portfolio Composition

	At March 31, 2010		At December 31, 2009		2008		2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)											
Mortgage loans:												
One- to four-family residential	$ 123,075	72.97%	$ 125,418	72.96%	$ 116,813	70.87%	$ 95,852	69.71%	$ 97,175	68.15%	$ 85,076	62.65%
Home equity [1]	8,815	5.23	8,996	5.23	9,051	5.49	7,889	5.74	8,706	6.11	6,643	4.89
Commercial real estate	23,358	13.85	22,615	13.16	17,498	10.62	5,551	4.04	—	—	—	—
Consumer loans:												
Automobile and other vehicles	8,901	5.28	9,892	5.75	15,525	9.42	22,618	16.45	30,551	21.42	35,858	26.41
Signature [2]	1,891	1.12	2,072	1.21	2,533	1.54	2,559	1.86	3,403	2.39	5,218	3.84
Other [3]	1,509	0.89	1,536	0.89	2,176	1.32	2,181	1.59	2,755	1.93	3,003	2.21
Commercial loans	1,109	0.66	1,369	0.80	1,225	0.74	848	0.61	—	—	—	—
Total loans	168,658	100.00%	171,898	100.00%	164,821	100.00%	137,498	100.00%	142,590	100.00%	135,798	100.00%
Other items:												
Premiums on mortgage pools [4]	46		51		76		95		140		—	
Deferred loan origination fees, net	479		458		515		550		684		761	
Allowance for loan losses	(1,994)		(940)		(480)		(380)		(785)		(531)	
Total loans, net	$ 167,189		$ 171,467		$ 164,932		$ 137,763		$ 142,629		$ 136,028	

(1) Includes home equity loans, home equity lines of credit and home improvement loans.
(2) Signature loans are unsecured.
(3) Includes loans on recreational vehicles, boats, certificate of deposit and other securities and other secured loans.
(4) Represents the premium over par value paid for purchased loans. The premium is amortized on a monthly basis as an adjustment to yield.

Source: SharePlus Federal's prospectus.

EXHIBIT I-10

SharePlus Federal Bank
Contractual Maturity by Loan Type

Exhibit I-10
SharePlus Federal Bank
Contractual Maturity by Loan Type

Due During the Years Ending December 31,	One- to four-family residential		Home equity		Commercial real estate		Automobile and other vehicles	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
2010	$ 1,479	5.93%	$ 20	6.21%	$ 4,509	6.38%	$ 718	5.74%
2011	265	6.06%	25	7.52%	1,860	6.00%	2,087	6.53%
2012	—	—%	82	7.58%	3,887	8.05%	2,856	6.98%
2013 to 2014	115	6.54%	529	6.60%	10,239	6.16%	3,800	6.40%
2015 to 2019	6,879	6.32%	1,986	6.78%	2,120	7.95%	407	5.83%
2020 to 2024	10,848	6.72%	2,749	6.97%	—	—%	10	5.99%
2025 and beyond	105,832	5.59%	3,605	4.72%	—	—%	14	7.59%
Total	$ 125,418	5.73%	$ 8,996	6.01%	$ 22,615	6.68%	$ 9,892	6.53%

Due During the Years Ending December 31,	Signature		Other		Commercial loans		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
2010	$ 240	8.22%	$ 344	4.74%	$ 1,369	6.58%	$ 8,679	6.27%
2011	154	11.38%	208	6.49%	—	—%	4,599	6.46%
2012	347	12.66%	135	6.88%	—	—%	7,307	7.83%
2013 to 2014	284	11.97%	390	7.45%	—	—%	15,357	6.38%
2015 to 2019	11	8.83%	291	5.85%	—	—%	11,694	6.67%
2020 to 2024	41	9.15%	17	10.00%	—	—%	13,665	6.78%
2025 and beyond	995	11.03%	151	5.75%	—	—%	110,597	5.61%
Total	$ 2,072	11.08%	$ 1,536	6.22%	$ 1,369	6.58%	$ 171,898	6.00%

Source: SharePlus Federal's prospectus.

EXHIBIT I-11

SharePlus Federal Bank
Non-Performing Assets

Exhibit I-11
SharePlus Federal Bank
Non-Performing Assets

	At March 31, 2010	At December 31, 2009	2008	2007	2006	2005
			(Dollars in thousands)			
Non-accrual loans:						
Mortgage loans:						
One- to four-family residential	$ 1,060	$ 421	$ 578	$ 2,839	$ 179	$ 67
Home equity	—	—	—	—	—	—
Commercial real estate	3,528	1,270 [(1)]	—	—	—	—
Consumer loans:						
Automobile and other vehicles	6	7	27	52	47	102
Signature	13	13	5	21	3	28
Other	—	—	—	—	11	6
Commercial loans	—	—	—	—	—	—
Total non-accrual loans	$ 4,607	$ 1,711	$ 610	$ 2,912	$ 240	$ 203
Loans delinquent 90 days or greater and still accruing:						
Mortgage loans:						
One- to four-family residential	—	—	—	—	—	—
Home equity	—	—	—	—	—	—
Commercial real estate	—	—	—	—	—	—
Consumer loans:						
Automobile and other vehicles	—	—	—	—	—	—
Signature	—	—	—	—	—	—
Other	—	—	—	—	—	—
Commercial loans	—	—	—	—	—	—
Total loans delinquent 90 days or greater and still accruing	$ —	$ —	$ —	$ —	$ —	$ —
Troubled debt restructurings, not included in non-accrual loans	1,646	1,717	860	189	100	212
Total non-performing loans	$ 6,253	$ 3,428	$ 1,470	$ 3,101	$ 340	$ 415
Real estate owned and other foreclosed assets:						
Mortgage loans:						
One- to four-family residential	—	—	—	521	148	—
Home equity	—	—	—	—	—	—
Commercial real estate	—	—	—	—	—	—
Consumer loans:						
Automobile and other vehicles	—	—	8	—	49	—
Signature	—	—	—	—	—	—
Other	—	—	—	10	—	—
Commercial loans	—	—	—	—	—	—
Total real estate owned and other foreclosed assets	—	—	8	531	197	—
Total non-performing assets	$ 6,253	$ 3,428	$ 1,478	$ 3,632	$ 537	$ 415
Ratios:						
Non-performing loans to total loans	3.71%	1.99%	0.89%	2.26%	0.24%	0.31%
Non-performing assets to total assets	2.75%	1.65%	0.77%	2.17%	0.30%	0.23%

(1) Represents a loan in which SharePlus Federal Bank participates but is not the lead lender. At December 31, 2009, this loan was current but was deemed non-performing because the lead lender had categorized the loan as non-performing.

Source: SharePlus Federal's prospectus.

EXHIBIT I-12

SharePlus Federal Bank
Deposit Composition

Exhibit I-12
SharePlus Federal Bank
Deposit Composition

	At March 31, 2010			At December 31, 2009		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)					
Deposit type:						
Non-interest bearing demand......	$ 4,809	2.50%	—%	$ 4,932	2.86%	—%
Interest-bearing demand deposits	57,156	29.74	0.26%	47,129	27.31	0.33%
Money market deposits...............	35,656	18.55	0.83	30,014	17.39	0.98%
Savings.......................................	34,510	17.96	0.25	32,181	18.64	0.25%
Certificates of deposit.................	60,060	31.25	2.11	58,335	33.80	2.31%
Total deposits.........................	$ 192,191	100.00%	0.94%	$ 172,591	100.00%	1.09%

	At December 31,					
	2008			2007		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)					
Deposit type:						
Non-interest bearing demand......	$ 3,198	2.26%	—%	$ 2,077	1.48%	—%
Interest-bearing demand deposits	44,140	31.19	0.61%	40,779	29.15	0.76%
Money market deposits...............	22,990	16.25	1.95	27,869	19.92	3.63%
Savings.......................................	28,849	20.39	0.26	30,846	22.05	0.35%
Certificates of deposit.................	42,331	29.91	3.44	38,325	27.40	4.53%
Total deposits.........................	$ 141,508	100.00%	1.59%	$ 139,896	100.00%	2.26%

Source: SharePlus Federal's prospectus.

EXHIBIT I-13

SharePlus Federal Bank
Scheduled Maturity of Time Deposits

Exhibit I-13
SharePlus Federal Bank
Scheduled Maturity of Time Deposits

	At March 31, 2010					
	Period to Maturity					
	Less Than or Equal to One Year	More Than One to Two Years	More Than Two to Three Years	More Than Three Years	Total	Percent of Total
	(Dollars in thousands)					
Interest Rate Range:						
Less than 2.00%	$ 23,452	$ 7,397	$ 81	$ 50	$ 30,981	51.58%
2.00% to 2.99%	13,651	5,284	1,623	1,095	21,652	36.05%
3.00% to 3.99%	2,853	810	486	1,694	5,843	9.73%
4.00% to 4.99%	1,036	462	80	6	1,584	2.64%
5.00% and above	—	—	—	—	—	—%
Total	$ 40,992	$ 13,953	$ 2,270	$ 2,845	$ 60,060	100.00%

Source: SharePlus Federal's prospectus.

EXHIBIT I-14

SharePlus Federal Bank
Borrowing Activity

Exhibit I-14
SharePlus Federal Bank
Borrowing Activity

	At or For the Three Months Ended March 31,		At or For the Years Ended December 31,		
	2010	2009	2009	2008	2007
	(Dollars in thousands)				
Balance at end of period	$ 15,998 [(1)]	$ 21,023	$ 15,995	$ 30,534	$ 8,509
Average balance during period	$ 31,769	$ 27,823	$ 24,279	$ 13,791	$ 9,564
Maximum outstanding at any month end	$ 15,998	$ 34,202	$ 34,202	$ 30,534	$ 19,786
Weighted average interest rate at end of period	2.33%	3.34%	2.34%	2.56%	4.58%
Average interest rate during period	1.49%	2.76%	2.34%	3.53%	4.76%

(1) Includes $5,000 of advances from the Federal Reserve Bank of Dallas.

Source: SharePlus Federal's prospectus.

EXHIBIT II-1

SharePlus Federal Bank
Description of Office Properties

Exhibit II-1
SharePlus Federal Bank
Description of Office Properties

Address	Leased or Owned	Year Acquired or Leased	Expires
Main Office: 5224 W. Plano Parkway Plano, TX 75093	Owned		
Branch Offices: 2501 Oak Lawn Ave Dallas, Texas 75219	Leased	04/2006	03/2017
7701 Legacy Drive Plano, Texas 75024	Leased	12/2004	12/2010**
5600 Headquarters Drive Plano, Texas 75024	Leased	12/2004	12/2010**
14841 North Dallas Parkway * Dallas, Texas 75254	Leased	01/2005	12/2010
5200 Commerce Crossings Louisville, Kentucky 40229	Leased	01/2005	05/2011
1900 Colonel Sanders Lane Louisville, Kentucky 40213	Leased	01/2005	05/2011
1 Glen Bell Way Irvine, California 92618	Leased	01/2005	01/2015

* Located within a corporate office of Pizza Hut, Inc. which, it is expected, is re-locating from Dallas to Plano during the first quarter of 2011. Upon the relocation, we expect to transition this branch from a full-service office to an administrative office, including an ATM and limited services available.

** Leases renew annually.

Source: SharePlus Federal's prospectus.

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended	Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
2000: Quarter 1	9.00%	5.88%	6.28%	6.03%
Quarter 2	9.50%	5.88%	6.08%	6.03%
Quarter 3	9.50%	6.23%	6.07%	5.80%
Quarter 4	9.50%	5.89%	5.32%	5.12%
2001: Quarter 1	8.00%	4.30%	4.09%	4.93%
Quarter 2	6.75%	3.65%	3.72%	5.42%
Quarter 3	6.00%	2.40%	2.49%	4.60%
Quarter 4	4.75%	1.74%	2.17%	5.07%
2002: Quarter 1	4.75%	1.79%	2.70%	5.42%
Quarter 2	4.75%	1.70%	2.06%	4.86%
Quarter 3	4.75%	1.57%	1.53%	3.63%
Quarter 4	4.25%	1.22%	1.32%	3.83%
2003: Quarter 1	4.25%	1.14%	1.19%	3.83%
Quarter 2	4.00%	0.90%	1.09%	3.54%
Quarter 3	4.00%	0.95%	1.15%	3.96%
Quarter 4	4.00%	0.95%	1.26%	4.27%
2004: Quarter 1	4.00%	0.95%	1.20%	3.86%
Quarter 2	4.00%	1.33%	2.09%	4.62%
Quarter 3	4.75%	1.70%	2.16%	4.12%
Quarter 4	5.25%	2.22%	2.75%	4.24%
2005: Quarter 1	5.75%	2.80%	3.43%	4.51%
Quarter 2	6.00%	3.12%	3.51%	3.98%
Quarter 3	6.75%	3.55%	4.01%	4.34%
Quarter 4	7.25%	4.08%	4.38%	4.39%
2006: Quarter 1	7.75%	4.63%	4.82%	4.86%
Quarter 2	8.25%	5.01%	5.21%	5.15%
Quarter 3	8.25%	4.88%	4.91%	4.64%
Quarter 4	8.25%	5.02%	5.00%	4.71%
2007: Quarter 1	8.25%	5.04%	4.90%	4.65%
Quarter 2	8.25%	4.82%	4.91%	5.03%
Quarter 3	7.75%	3.82%	4.05%	4.59%
Quarter 4	7.25%	3.36%	3.34%	3.91%
2008: Quarter 1	5.25%	1.38%	1.55%	3.45%
Quarter 2	5.00%	1.90%	2.36%	3.99%
Quarter 3	5.00%	0.92%	1.78%	3.85%
Quarter 4	3.25%	0.11%	0.37%	2.25%
2009: Quarter 1	3.25%	0.21%	0.57%	2.71%
Quarter 2	3.25%	0.19%	0.56%	3.53%
Quarter 3	3.25%	0.14%	0.40%	3.31%
Quarter 4	3.25%	0.06%	0.47%	3.85%
2010: Quarter 1	3.25%	0.16%	0.41%	3.84%
As of May 28, 2010	3.25%	0.16%	0.34%	3.31%

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 28, 2010

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
PROV	Provident Fin. Holdings of CA (3)	NASDAQ	Riverside, CA	M.B.	1,405	14	06-30	06/96	6.59	75
BOFI	Bofi Holding, Inc. Of CA (3)	NASDAQ	San Diego, CA	Thrift	1,401	1	06-30	03/05	15.99	133
FPTB	First PacTrust Bancorp of CA (3)	NASDAQ	Chula Vista, CA	Thrift	904	9	12-31	08/02	9.25	39
KFED	K-Fed Bancorp MHC of CA (33.4)	NASDAQ	Covina, CA	Thrift	893	9	06-30	03/04	10.00	133
BYFC	Broadway Financial Corp. of CA (3)	NASDAQ	Los Angeles, CA	Thrift	520 S	5	12-31	01/96	3.65	6
Florida Companies										
BBX	BankAtlantic Bancorp Inc of FL (3)	NYSE	FortLauderdaleFL	M.B.	4,748	101	12-31	11/83	1.95	96
FCFL	First Community Bk Corp of FL (3)	NASDAQ	Pinellas Park FL	Thrift	550	11	12-31	05/03	2.49	14
Mid-Atlantic Companies										
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	61,230	131	12-31	06/05	12.61	6,641
NYB	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	42,429	282	12-31	11/93	16.05	6,989
AF	Astoria Financial Corp. of NY (3)	NYSE	Lake Success, NY	Thrift	20,061	85	12-31	11/93	14.88	1,457
ISBC	Investors Bcrp MHC of NJ(43.5)	NASDAQ	Short Hills, NJ	Thrift	8,357 D	68	06-30	10/05	13.66	1,569
NWBI	Northwest Bancshares Inc of PA (3)	NASDAQ	Warren, PA	Thrift	8,084	173	06-30	12/09	11.63	1,287
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	6,836 D	82	12-31	01/03	12.36	741
BNCL	Beneficial Mut MHC of PA(44.1)	NASDAQ	Philadelphia, PA	Thrift	4,710	68	12-31	07/07	10.31	844
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	4,183	19	12-31	11/95	13.54	422
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	Brooklyn, NY	Thrift	4,114	23	12-31	06/96	12.76	439
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	3,812	37	12-31	11/86	40.33	286
TRST	TrustCo Bank Corp NY of NY (3)	NASDAQ	Glenville, NY	Thrift	3,719	129	12-31	/	6.23	478
PBNY	Provident NY Bncrp, Inc. of NY (3)	NASDAQ	Montebello, NY	Thrift	2,936	35	09-30	01/04	9.09	353
KRNY	Kearny Fin Cp MHC of NJ (26.5)	NASDAQ	Fairfield, NJ	Thrift	2,252	27	06-30	02/05	8.79	605
OCFC	OceanFirst Fin. Corp of NJ (3)	NASDAQ	Toms River, NJ	Thrift	2,199	23	12-31	07/96	12.23	230
NFBK	Northfield Bcp MHC of NY(45.1)	NASDAQ	Avenel, NY	Thrift	2,098	18	12-31	11/07	14.54	636
ORIT	Oritani Fin Cp MHC of NJ(25.7)	NASDAQ	Twnship of WA NJ	Thrift	2,054	23	06-30	01/07	14.59	540
ESBF	ESB Financial Corp. of PA (3)	NASDAQ	Ellwood City, PA	Thrift	1,955	24	12-31	06/90	13.59	164
PVSA	Parkvale Financial Corp of PA (3)	NASDAQ	Monroeville, PA	Thrift	1,896	48	06-30	07/87	8.40	46
ROMA	Roma Fin Corp MHC of NJ (27.0)	NASDAQ	Robbinsville, NJ	Thrift	1,370	15	12-31	07/06	11.55	357
ABBC	Abington Bancorp, Inc. of PA (3)	NASDAQ	Jenkintown, PA	Thrift	1,267	20	12-31	06/07	8.88	185
FXCB	Fox Chase Bncp MHC of PA(41.0)	NASDAQ	Hatboro, PA	Thrift	1,156	11	12-31	10/06	10.75	146
BFED	Beacon Federal Bancorp of NY (3)	NASDAQ	East Syracuse NY	Thrift	1,073	8	12-31	10/07	9.04	59
CBNJ	Cape Bancorp, Inc. of NJ (3)	NASDAQ	Cape My Ct Hs,NJ	Thrift	1,073	20	12-31	02/08	7.13	95
CSBK	Clifton Svg Bp MHC of NJ(37.1)	NASDAQ	Clifton, NJ	Thrift	1,060 D	11	03-31	03/04	8.80	232
ESSA	ESSA Bancorp, Inc. of PA (3)	NASDAQ	Stroudsburg, PA	Thrift	1,059	14	09-30	04/07	12.54	173
SVBI	Severn Bancorp, Inc. of MD (3)	NASDAQ	Annapolis, MD	Thrift	971	4	12-31	/	5.91	59
HARL	Harleysville Svgs Fin Cp of PA (3)	NASDAQ	Harleysville, PA	Thrift	843	7	09-30	08/87	15.10	55
CARV	Carver Bancorp, Inc. of NY (3)	NASDAQ	New York, NY	Thrift	812 D	10	03-31	10/94	8.00	20
OSHC	Ocean Shore Holding Co. of NJ (3)	NASDAQ	Ocean City, NJ	Thrift	781	10	12-31	12/09	11.10	81
THRD	TF Fin. Corp. of Newtown PA (3)	NASDAQ	Newtown, PA	Thrift	716	14	12-31	07/94	20.89	56
FSBI	Fidelity Bancorp, Inc. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	708	14	09-30	06/88	7.10	22
MLVF	Malvern Fed Bncp MHC PA(45.0)	NASDAQ	Paoli, PA	Thrift	696	8	09-30	05/08	8.42	51
BCSB	BCSB Bancorp, Inc. of MD (3)	NASDAQ	Baltimore, MD	Thrift	601	18	09-30	04/08	9.99	31
ONFC	Oneida Financl MHC of NY(44.9)	NASDAQ	Oneida, NY	Thrift	596	16	12-31	12/98	8.70	68
COBK	Colonial Bank MHC of NJ (44.8)	NASDAQ	Bridgeton, NJ	Thrift	568	9	12-31	06/05	9.43	42
MGYR	Magyar Bancorp MHC of NJ(44.5)	NASDAQ	Nw Brunswick, NJ	Thrift	551	5	09-30	01/06	4.29	25
PBCI	Pamrapo Bancorp, Inc. of NJ (3)	NASDAQ	Bayonne, NJ	Thrift	549	10	12-31	11/89	7.42	37
BFSB	Brooklyn Fed MHC of NY (24.7)	NASDAQ	Brooklyn, NY	Thrift	528	5	09-30	04/05	5.60	72
NECB	NE Comm Bncrp MHC of NY (45.0)	NASDAQ	White Plains, NY	Thrift	517	8	12-31	07/06	5.76	76
PBIP	Prudential Bncp MHC PA (29.3)	NASDAQ	Philadelphia, PA	Thrift	508	7	09-30	03/05	6.50	65
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	Elmira, NY	Thrift	489	10	12-31	03/85	15.60	30
FKFS	First Keystone Fin., Inc of PA (3)	NASDAQ	Media, PA	Thrift	488	8	09-30	01/95	13.04	32
GCBC	Green Co Bcrp MHC of NY (43.9)	NASDAQ	Catskill, NY	Thrift	479	13	06-30	12/98	15.81	65
ALLB	Alliance Bank MHC of PA (42.0)	NASDAQ	Broomall, PA	Thrift	472	9	12-31	01/07	8.30	56
WSB	WSB Holdings, Inc. of Bowie MD (3)	NASDAQ	Bowie, MD	Thrift	438	5	12-31	08/88	3.75	29
LSBK	Lake Shore Bnp MHC of NY(41.3)	NASDAQ	Dunkirk, NY	Thrift	432	9	12-31	04/06	8.00	49

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 28, 2010

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
OBAF	OBA Financial Serv. Inc of MD (3)	NASDAQ	Germantown, MD	Thrift	397 P	5	06-30	01/10	11.46	53
PBHC	Pathfinder BC MHC of NY (36.3)	NASDAQ	Oswego, NY	Thrift	387	14	12-31	11/95	6.30	16
WVFC	WVS Financial Corp. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	377	6	06-30	11/93	13.25	27
MSBF	MSB Fin Corp MHC of NJ (41.8)	NASDAQ	Millington, NJ	Thrift	362	5	06-30	01/07	7.94	41
FFCO	FedFirst Fin MHC of PA (42.5)	NASDAQ	Monessen, PA	Thrift	349	9	12-31	04/05	5.47	35
ROME	Rome Bancorp, Inc. of Rome NY (3)	NASDAQ	Rome, NY	Thrift	328	5	12-31	03/05	9.10	62
CMSB	CMS Bancorp Inc of W Plains NY (3)	NASDAQ	White Plains, NY	Thrift	227	6	09-30	04/07	8.35	16
IFSB	Independence FSB of DC (3)	NASDAQ	Washington, DC	Thrift	134	4	12-31	06/85	1.21	2
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI (3)	NYSE	Troy, MI	Thrift	14,333	176	12-31	04/97	5.08	747
TFSL	TFS Fin Corp MHC of OH (26.5)	NASDAQ	Cleveland, OH	Thrift	10,739	38	09-30	04/07	13.24	4,082
CFFN	Capitol Fd Fn MHC of KS (29.6)	NASDAQ	Topeka, KS	Thrift	8,485	44	09-30	04/99	32.00	2,367
ABCW	Anchor BanCorp Wisconsin of WI (3)	NASDAQ	Madison, WI	M.B.	4,459 D	72	03-31	07/92	0.71	15
BKMU	Bank Mutual Corp of WI (3)	NASDAQ	Milwaukee, WI	Thrift	3,445	80	12-31	10/03	6.42	292
FPFC	First Place Fin. Corp. of OH (3)	NASDAQ	Warren, OH	Thrift	3,209	47	06-30	01/99	4.77	81
UCFC	United Community Fin. of OH (3)	NASDAQ	Youngstown, OH	Thrift	2,280	39	12-31	07/98	1.77	55
FDEF	First Defiance Fin. Corp of OH (3)	NASDAQ	Defiance, OH	Thrift	2,059	35	12-31	10/95	10.83	88
WSBF	Waterstone Fin MHC of WI(26.2)	NASDAQ	Wauwatosa, WI	Thrift	1,845	10	12-31	10/05	3.67	115
NASB	NASB Fin, Inc. of Grandview MO (3)	NASDAQ	Grandview, MO	Thrift	1,560 S	9	09-30	09/85	17.09	134
BFIN	BankFinancial Corp. of IL (3)	NASDAQ	Burr Ridge, IL	Thrift	1,559	18	12-31	06/05	8.53	183
MFSF	MutualFirst Fin. Inc. of IN (3)	NASDAQ	Muncie, IN	Thrift	1,487	33	12-31	12/99	7.66	54
PULB	Pulaski Fin Cp of St. Louis MO (3)	NASDAQ	St. Louis, MO	Thrift	1,434 D	12	09-30	12/98	6.70	68
HFFC	HF Financial Corp. of SD (3)	NASDAQ	Sioux Falls, SD	Thrift	1,234	33	06-30	04/92	10.10	70
CITZ	CFS Bancorp, Inc of Munster IN (3)	NASDAQ	Munster, IN	Thrift	1,092	22	12-31	07/98	5.06	55
HFBC	HopFed Bancorp, Inc. of KY (3)	NASDAQ	Hopkinsville, KY	Thrift	1,052	18	12-31	02/98	12.50	45
HMNF	HMN Financial, Inc. of MN (3)	NASDAQ	Rochester, MN	Thrift	1,028	17	12-31	06/94	5.30	23
CASH	Meta Financial Group of IA (3)	NASDAQ	Storm Lake, IA	Thrift	982	12	09-30	09/93	31.17	96
PVFC	PVF Capital Corp. of Solon OH (3)	NASDAQ	Solon, OH	R.E.	889	17	06-30	12/92	2.18	55
FCLF	First Clover Leaf Fin Cp of IL (3)	NASDAQ	Edwardsville, IL	Thrift	591	4	12-31	07/06	5.99	48
CZWI	Citizens Comm Bncorp Inc of WI (3)	NASDAQ	Eau Claire, WI	Thrift	577	27	09-30	11/06	4.13	21
FSFG	First Savings Fin. Grp. of IN (3)	NASDAQ	Clarksville, IN	Thrift	494	7	09-30	12/08	13.45	32
FCAP	First Capital, Inc. of IN (3)	NASDAQ	Corydon, IN	Thrift	463	13	12-31	01/99	14.85	41
FFFD	North Central Bancshares of IA (3)	NASDAQ	Fort Dodge, IA	Thrift	452	11	12-31	03/96	17.60	24
UCBA	United Comm Bncp MHC IN (40.8)	NASDAQ	Lawrenceburg, IN	Thrift	441	6	06-30	03/06	7.49	59
LPSB	LaPorte Bancrp MHC of IN(45.6)	NASDAQ	La Porte, IN	Thrift	420	8	12-31	10/07	7.50	34
WAYN	Wayne Savings Bancshares of OH (3)	NASDAQ	Wooster, OH	Thrift	406	11	03-31	01/03	8.25	25
RIVR	River Valley Bancorp of IN (3)	NASDAQ	Madison, IN	Thrift	395	9	12-31	12/96	14.00	21
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	372	5	12-31	02/95	11.66	18
CHEV	Cheviot Fin Cp MHC of OH(38.5)	NASDAQ	Cincinnati, OH	Thrift	350	6	12-31	01/04	7.95	71
JXSB	Jcksnville Bcp MHC of IL(45.9)	NASDAQ	Jacksonville, IL	Thrift	289	7	12-31	04/95	11.52	22
CFBK	Central Federal Corp. of OH (3)	NASDAQ	Fairlawn, OH	Thrift	289	4	12-31	12/98	1.60	7
FFHS	First Franklin Corp. of OH (3)	NASDAQ	Cincinnati, OH	Thrift	288	8	12-31	01/88	10.64	18
KFFB	KY Fst Fed Bp MHC of KY (39.9)	NASDAQ	Hazard, KY	Thrift	238	4	06-30	03/05	9.91	78
FFNM	First Fed of N. Michigan of MI (3)	NASDAQ	Alpena, MI	Thrift	230	8	12-31	04/05	2.10	6
FBSI	First Bancshares, Inc. of MO (3)	NASDAQ	Mntn Grove, MO	Thrift	214	11	06-30	12/93	9.49	15
PFED	Park Bancorp of Chicago IL (3)	NASDAQ	Chicago, IL	Thrift	213	5	12-31	08/96	4.35	5
FFDF	FFD Financial Corp of Dover OH (3)	NASDAQ	Dover, OH	Thrift	199	5	06-30	04/96	15.00	15
New England Companies										
PBCT	Peoples United Financial of CT (3)	NASDAQ	Bridgeport, CT	Div.	21,586	293	12-31	04/07	13.97	5,191
NAL	NewAlliance Bancshares of CT (3)	NYSE	New Haven, CT	Thrift	8,501	88	12-31	04/04	11.77	1,247
BHLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	2,706	43	12-31	06/00	18.24	256
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Brookline, MA	Thrift	2,639	18	12-31	07/02	9.96	588
DNBK	Danvers Bancorp, Inc. of MA (3)	NASDAQ	Danvers, MA	Thrift	2,455	26	12-31	01/08	15.80	342
EBSB	Meridian Fn Serv MHC MA (43.4)	NASDAQ	East Boston, MA	Thrift	1,719	25	12-31	01/08	11.46	259
RCKB	Rockville Fin MHC of CT (42.9)	NASDAQ	Vrn Rockville CT	Thrift	1,560	21	12-31	05/05	12.06	227
UBNK	United Financial Bncrp of MA (3)	NASDAQ	W Springfield MA	Thrift	1,513	24	12-31	12/07	13.56	227
WFD	Westfield Fin. Inc. of MA (3)	NASDAQ	Westfield, MA	Thrift	1,200	11	12-31	01/07	8.51	252

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 28, 2010

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	966	10	12-31	12/88	37.73	80
LEGC	Legacy Bancorp, Inc. of MA (3)	NASDAQ	Pittsfield, MA	Thrift	946	20	12-31	10/05	8.76	76
NHTB	NH Thrift Bancshares of NH (3)	NASDAQ	Newport, NH	Thrift	939	27	12-31	05/86	10.32	60
SIFI	SI Fin Gp Inc MHC of CT (38.2)	NASDAQ	Willimantic, CT	Thrift	882	21	12-31	10/04	6.50	77
LSBX	LSB Corp of No. Andover MA (3)	NASDAQ	North Andover,MA	Thrift	807	8	12-31	05/86	12.19	55
HBNK	Hampden Bancorp, Inc. of MA (3)	NASDAQ	Springfield, MA	Thrift	578	9	06-30	01/07	9.44	68
NVSL	Naug Vlly Fin MHC of CT (40.5)	NASDAQ	Naugatuck, CT	Thrift	564	10	12-31	10/04	6.95	49
CBNK	Chicopee Bancorp, Inc. of MA (3)	NASDAQ	Chicopee, MA	Thrift	546	8	12-31	07/06	11.70	75
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	542	11	03-31	10/86	11.50	19
PSBH	PSB Hldgs Inc MHC of CT (42.9)	NASDAQ	Putnam, CT	Thrift	495	8	06-30	10/04	4.09	27
NFSB	Newport Bancorp, Inc. of RI (3)	NASDAQ	Newport, RI	Thrift	457	6	12-31	07/06	12.15	45
MFLR	Mayflower Bancorp, Inc. of MA (3)	NASDAQ	Middleboro, MA	Thrift	256	7	04-30	12/87	7.69	16
North-West Companies										
WFSL	Washington Federal, Inc. of WA (3)	NASDAQ	Seattle, WA	Thrift	13,803	172	09-30	11/82	17.28	1,943
FFNW	First Fin NW, Inc of Renton WA (3)	NASDAQ	Renton, WA	Thrift	1,321	1	12-31	10/07	4.81	90
RVSB	Riverview Bancorp, Inc. of WA (3)	NASDAQ	Vancouver, WA	Thrift	838	18	03-31	10/97	3.00	33
TSBK	Timberland Bancorp, Inc. of WA (3)	NASDAQ	Hoquiam, WA	Thrift	725	22	09-30	01/98	4.07	29
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC (3)	NASDAQ	Charleston, SC	Thrift	3,381	65	09-30	11/83	14.02	232
SUPR	Superior Bancorp of AL (3)	NASDAQ	Birmingham, AL	Thrift	3,344	73	12-31	12/98	2.86	33
CSBC	Citizens South Bnkg Corp of NC (3)	NASDAQ	Gastonia, NC	Thrift	1,133	15	12-31	10/02	6.08	55
ACFC	Atl Cst Fed Cp of GA MHC(35.1)	NASDAQ	Waycross, GA	Thrift	914	11	12-31	10/04	2.95	40
TSH	Teche Hlding Cp of N Iberia LA (3)	AMEX	New Iberia, LA	Thrift	764	20	09-30	04/95	31.58	66
FFBH	First Fed. Bancshares of AR (3)	NASDAQ	Harrison, AR	Thrift	697	20	12-31	05/96	3.09	15
JFBI	Jefferson Bancshares Inc of TN (3)	NASDAQ	Morristown, TN	Thrift	663	12	06-30	07/03	4.13	28
HBOS	Heritage Fn Gp MHC of GA(24.4)	NASDAQ	Albany, GA	Thrift	574	10	12-31	06/05	12.28	128
CFFC	Community Fin. Corp. of VA (3)	NASDAQ	Staunton, VA	Thrift	541 D	11	03-31	03/88	4.25	19
HBCP	Home Bancorp Inc. Lafayette LA (3)	NASDAQ	Lafayette, LA	Thrift	525 D	11	12-31	10/08	13.64	118
FABK	First Advantage Bancorp of TN (3)	NASDAQ	Clarksville, TN	Thrift	345	5	12-31	11/07	10.82	47
LABC	Louisiana Bancorp, Inc. of LA (3)	NASDAQ	Metairie, LA	Thrift	327	3	12-31	07/07	14.57	67
GSLA	GS Financial Corp. of LA (3)	NASDAQ	Metairie, LA	Thrift	277	6	12-31	04/97	12.94	16
AFCB	Athens Bancshares, Inc. of TN (3)	NASDAQ	Athens, TN	Thrift	268 P	7	12-31	01/10	10.60	29
South-West Companies										
VPFG	ViewPoint Finl MHC of TX(43.1)	NASDAQ	Plano, TX	Thrift	2,477	24	12-31	10/06	15.88	396
OABC	OmniAmerican Bancorp Inc of TX (3)	NASDAQ	Fort Worth, TX	Thrift	1,095	16	12-31	01/10	11.58	138
Western Companies (Excl CA)										
UWBK	United Western Bncp, Inc of CO (3)	NASDAQ	Denver, CO	Thrift	2,610	8	12-31	10/96	1.22	36
TBNK	Territorial Bancorp, Inc of HI (3)	NASDAQ	Honolulu, HI	Thrift	1,409	25	12-31	07/09	19.74	241
HOME	Home Federal Bancorp Inc of ID (3)	NASDAQ	Nampa, ID	Thrift	852	24	09-30	12/07	15.31	255
EBMT	Eagle Bancorp Montanta of MT (3)	NASDAQ	Helena, MT	Thrift	326 P	6	06-30	04/10	10.05	41
Other Areas										

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma)

Source: SNL Financial, LC.

EXHIBIT III-2

Public Market Pricing of Southeast Thrift Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of May 28, 2010

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)				Reported		Core	
Financial Institution	Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	Tng Eq/ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
All Public Companies	10.29	298.47	-0.10	12.55	18.90	84.72	9.99	92.76	17.17	0.24	2.03	35.47	2,707	11.28	10.53	3.76	-0.13	-0.36	-0.15	-0.47
Special Selection Grouping(8)	10.72	58.88	-0.62	14.62	21.80	69.76	9.00	72.84	18.28	0.20	1.12	14.89	819	11.58	11.16	2.94	-0.60	-3.85	-0.53	-3.09
Comparable Group																				
Special Comparative Group(8)																				
AFCB Athens Bancshares, Inc. of TN	10.60	29.44	0.54	17.42	19.63	60.85	10.96	60.85	19.63	0.00	0.00	0.00	268	0.00	0.00	NA	0.56	NM	0.56	NM
ACFC Atl Cst Fed Cp of GA MHC(35.1)	2.95	13.91	-1.86	4.20	NM	70.24	4.33	70.41	NM	0.00	0.00	NM	914	6.16	6.15	6.33	-3.05	-43.03	-2.63	-37.05
CSBC Citizens South Bnkg Corp of NC	6.08	55.49	-1.00	7.41	NM	82.05	4.90	84.80	NM	0.16	2.63	NM	1,133	8.51	8.34	NA	-2.39	-21.99	-1.03	-9.48
CFFC Community Fin. Corp. of VA	4.25	18.54	0.35	8.34	8.67	50.96	3.43	50.96	12.14	0.00	0.00	0.00	541	8.98	8.98	NA	0.41	4.52	0.29	3.23
FABK First Advantage Bancorp of TN	10.82	47.18	0.10	15.78	NM	68.57	13.68	68.57	NM	0.20	1.85	NM	345	19.96	19.96	NA	0.15	0.75	0.13	0.62
FFBH First Fed. Bancshares of AR	3.09	14.98	-9.11	5.73	NM	53.93	2.15	53.93	NM	0.00	0.00	NM	697	6.31	6.31	NA	-5.85	NM	-5.88	NM
FFCH First Fin. Holdings Inc. of SC	14.02	231.71	-1.19	16.34	NM	85.80	6.85	100.00	NM	0.20	1.43	62.50	3,381	9.91	8.88	NA	0.15	1.66	-0.57	-6.19
GSLA GS Financial Corp. of LA	12.94	16.28	-0.01	22.30	35.94	58.03	5.87	58.03	NM	0.40	3.09	NM	277	10.12	10.12	3.33	0.17	1.61	0.00	-0.04
HBOS Heritage Fn Gp MHC of GA(24.4)(7)	12.28	31.20	-0.17	5.93	NM	207.08	22.23	212.46	NM	0.36	2.93	NM	574	10.74	10.49	NA	-0.24	-2.01	-0.34	-2.85
HBCP Home Bancorp Inc. Lafayette LA	13.64	118.44	0.65	15.29	25.26	89.21	22.58	89.21	20.98	0.00	0.00	0.00	525	25.31	25.31	0.38	0.89	3.60	1.07	4.33
JFBI Jefferson Bancshares Inc of TN	4.13	27.60	0.04	11.98	25.81	34.47	4.16	49.58	NM	0.00	0.00	0.00	663	12.07	8.72	3.82	0.16	1.34	0.04	0.33
LABC Louisiana Bancorp, Inc. of LA	14.57	66.61	0.49	15.71	28.02	92.74	20.40	92.74	29.73	0.00	0.00	0.00	327	22.00	22.00	0.85	0.73	3.09	0.69	2.91
SUPR Superior Bancorp of AL(7)	2.86	33.42	-2.16	16.01	NM	17.86	1.00	19.50	NM	0.00	0.00	NM	3,344	5.59	5.15	10.83	-0.72	-10.32	-0.78	-11.26
TSH Teche Hlding Cp of N Iberia LA	31.58	66.38	3.55	34.99	9.29	90.25	8.69	95.03	8.90	1.42	4.50	41.76	764	9.63	9.19	NA	0.92	10.00	0.96	10.44

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes South-East Companies;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3

Public Market Pricing of Midwest Thrift Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of May 28, 2010

Financial Institution	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)				Reported		Core	
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
All Public Companies	10.29	298.47	-0.10	12.55	18.90	84.72	9.99	92.76	17.17	0.24	2.03	35.47	2,707	11.28	10.53	3.76	-0.13	-0.36	-0.15	-0.47
Special Selection Grouping(8)	9.09	101.50	-0.50	13.07	18.41	72.58	8.01	77.49	15.00	0.24	2.20	35.91	1,624	10.73	10.13	4.40	-0.34	-2.34	-0.50	-3.88
Comparable Group																				
Special Comparative Group(8)																				
ABCW Anchor BanCorp Wisconsin of WI(7)	0.71	15.40	-7.68	0.15	NM	NM	0.35	NM	NM	0.00	0.00	NM	4,459	1.82	1.28	10.63	-2.78	NM	-3.40	NM
BKMU Bank Mutual Corp of WI	6.42	291.95	-0.01	8.76	33.79	73.29	8.48	84.81	NM	0.28	4.36	NM	3,445	11.64	10.25	NA	0.25	2.14	-0.01	-0.11
BFIN BankFinancial Corp. of IL	8.53	182.68	0.04	12.31	NM	69.29	11.72	76.99	NM	0.28	3.28	NM	1,559	16.91	15.49	4.05	-0.01	-0.08	0.05	0.32
CITZ CFS Bancorp, Inc of Munster IN	5.06	54.75	-0.06	10.28	NM	49.22	5.01	49.22	NM	0.04	0.79	NM	1,092	10.18	10.18	7.35	-0.12	-1.17	-0.06	-0.58
CFFN Capitol Fd Fn MHC of KS (29.6)(7)	32.00	700.96	0.94	12.79	34.78	250.20	27.90	250.20	34.04	2.00	6.25	NM	8,485	11.15	11.15	0.71	0.81	7.29	0.83	7.45
CFBK Central Federal Corp. of OH	1.60	6.56	-2.56	3.83	NM	41.78	2.27	42.22	NM	0.00	0.00	NM	289	7.88	7.83	4.93	-3.58	-37.29	-3.69	-38.50
CHEV Cheviot Fin Cp MHC of OH(38.5)	7.95	27.13	0.14	7.79	NM	102.05	20.17	102.05	NM	0.44	5.53	NM	350	19.77	19.77	NA	0.39	1.94	0.36	1.81
CZWI Citizens Comm Bncorp Inc of WI	4.13	21.12	0.41	10.88	NM	37.96	3.66	43.07	10.07	0.00	0.00	NM	577	9.65	8.60	NA	-0.64	-6.21	0.38	3.69
FFDF FFD Financial Corp of Dover OH	15.00	15.17	0.70	17.89	16.48	83.85	7.62	83.85	21.43	0.68	4.53	74.73	199	9.08	9.08	NA	0.48	5.13	0.37	3.95
FBSI First Bancshares, Inc. of MO	9.49	14.72	-0.65	15.46	NM	61.38	6.88	61.74	NM	0.00	0.00	NM	214	11.22	11.16	NA	-0.40	-3.73	-0.45	-4.17
FCAP First Capital, Inc. of IN	14.85	41.40	0.28	16.85	NM	88.13	8.95	99.87	NM	0.72	4.85	NM	463	10.18	9.09	NA	0.21	2.08	0.17	1.67
FCLF First Clover Leaf Fin Cp of IL	5.99	47.63	-1.09	9.72	NM	61.63	8.06	73.77	NM	0.24	4.01	NM	591	13.08	11.16	NA	-1.47	-10.95	-1.43	-10.65
FDEF First Defiance Fin. Corp of OH	10.83	87.92	0.20	24.55	27.08	44.11	4.27	64.50	NM	0.00	0.00	0.00	2,059	11.45	8.65	2.59	0.16	1.39	0.08	0.70
FFNM First Fed of N. Michigan of MI	2.10	6.06	-2.30	8.07	NM	26.02	2.64	26.99	NM	0.00	0.00	NM	230	10.14	9.81	NA	-2.79	-25.36	-2.78	-25.25
FFHS First Franklin Corp. of OH	10.64	17.89	-1.88	13.25	NM	80.30	6.21	80.30	NM	0.00	0.00	NM	288	7.73	7.73	NA	-0.62	-8.13	-1.04	-13.65
FPFC First Place Fin. Corp. of OH	4.77	80.96	-2.71	11.50	NM	41.48	2.52	43.56	NM	0.00	0.00	NM	3,209	8.26	7.98	NA	-1.07	-12.70	-1.39	-16.46
FSFG First Savings Fin. Grp. of IN	13.45	32.48	0.87	22.39	16.40	60.07	6.57	71.24	15.46	0.00	0.00	0.00	494	10.94	9.39	NA	0.51	3.75	0.54	3.98
FBC Flagstar Bancorp, Inc. of MI	5.08	746.80	-5.18	5.70	NM	89.12	5.21	89.12	NM	0.00	0.00	NM	14,333	7.70	7.70	NA	-3.45	NM	-4.98	NM
HFFC HF Financial Corp. of SD	10.10	70.08	0.70	13.51	12.63	74.76	5.68	78.97	14.43	0.45	4.46	56.25	1,234	7.59	7.22	1.23	0.47	6.62	0.41	5.79
HMNF HMN Financial, Inc. of MN	5.30	22.87	-3.07	17.10	NM	30.99	2.22	30.99	NM	0.00	0.00	NM	1,028	9.50	9.50	NA	-1.12	-11.62	-1.26	-13.06
HFBC HopFed Bancorp, Inc. of KY	12.50	44.99	0.03	17.80	29.07	70.22	4.28	71.43	NM	0.48	3.84	NM	1,052	7.80	7.71	NA	0.15	1.92	0.01	0.13
JXSB Jcksnville Bcp MHC of IL(45.9)(7)	11.52	10.16	0.37	13.32	15.78	86.49	7.65	96.81	31.14	0.30	2.60	41.10	289	8.84	7.97	NA	0.48	5.64	0.24	2.86
KFFB KY Fst Fed Bp MHC of KY (39.9)	9.91	31.11	0.00	7.38	NM	134.28	32.64	180.18	NM	0.40	4.04	NM	238	24.31	19.31	1.30	0.00	0.00	0.00	0.00
LSBI LSB Fin. Corp. of Lafayette IN	11.66	18.12	0.11	22.02	26.50	52.95	4.87	52.95	NM	0.50	4.29	NM	372	9.21	9.21	5.09	0.18	2.00	0.05	0.50
LPSB LaPorte Bancrp MHC of IN(45.6)	7.50	15.86	0.36	10.85	12.71	69.12	8.20	84.94	20.83	0.00	0.00	0.00	420	11.87	9.88	1.62	0.68	5.57	0.42	3.40
CASH Meta Financial Group of IA	31.17	95.79	0.56	19.89	31.48	156.71	9.75	164.05	NM	0.52	1.67	52.53	982	6.22	5.96	NA	0.34	6.18	0.19	3.50
MFSF MutualFirst Fin. Inc. of IN	7.66	53.51	0.19	14.12	NM	54.25	3.60	57.46	NM	0.24	3.13	NM	1,487	8.76	8.42	2.44	0.06	0.70	0.09	1.02
NASB NASB Fin, Inc. of Grandview MO	17.09	134.46	-0.38	21.15	7.18	80.80	8.62	82.12	NM	0.90	5.27	37.82	1,560	10.67	10.52	NA	1.21	11.81	-0.19	-1.89
FFFD North Central Bancshares of IA	17.60	23.72	1.79	28.64	9.46	61.45	5.24	61.45	9.83	0.04	0.23	2.15	452	10.77	10.77	3.58	0.55	5.26	0.52	5.06
PVFC PVF Capital Corp. of Solon OH	2.18	55.38	-0.34	3.36	NM	64.88	6.23	64.88	NM	0.00	0.00	NM	889	9.60	9.60	NA	-0.43	-6.33	-0.97	-14.35
PFED Park Bancorp of Chicago IL	4.35	5.19	-3.56	18.96	NM	22.94	2.43	22.94	NM	0.00	0.00	NM	213	10.61	10.61	NA	-1.97	-17.68	-1.92	-17.20
PULB Pulaski Fin Cp of St. Louis MO	6.70	68.21	-0.27	8.49	11.75	78.92	4.76	82.92	NM	0.38	5.67	66.67	1,434	8.17	7.90	5.51	0.40	5.28	-0.19	-2.50
RIVR River Valley Bancorp of IN	14.00	21.06	0.85	17.52	12.07	79.91	5.33	80.00	16.47	0.84	6.00	72.41	395	7.93	7.92	NA	0.45	6.38	0.33	4.68
TFSL TFS Fin Corp MHC of OH (26.5)	13.24	1083.55	-0.01	5.68	NM	233.10	38.01	234.34	NM	0.28	2.11	NM	10,739	16.31	16.24	3.36	0.09	0.53	-0.03	-0.18
UCBA United Comm Bncp MHC IN (40.8)	7.49	23.99	0.09	7.11	NM	105.34	13.34	105.34	NM	0.44	5.87	NM	441	12.66	12.66	NA	0.19	1.41	0.17	1.27
UCFC United Community Fin. of OH	1.77	54.69	-0.96	6.94	NM	25.50	2.40	25.58	NM	0.00	0.00	NM	2,280	9.41	9.38	8.65	-1.04	-11.07	-1.22	-12.96
WSBF Waterstone Fin MHC of WI(26.2)	3.67	30.09	-0.44	5.45	NM	67.34	6.22	67.34	NM	0.00	0.00	NM	1,845	9.23	9.23	9.86	-0.33	-3.66	-0.73	-8.04
WAYN Wayne Savings Bancshares of OH	8.25	24.78	0.72	12.32	11.15	66.96	6.10	71.00	11.46	0.24	2.91	32.43	406	9.12	8.64	NA	0.55	6.19	0.54	6.03

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-4

Peer Group Market Area Comparative Analysis

Exhibit III-4

Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2009 (000)	Proj. Pop. 2014	2000-2009 % Change	2009-2014 % Change	Per Capita Income 2009 Amount	Per Capita Income % State Average	Deposit Market Share(1)
Citizens Community Bancorp - WI	Eau Claire	93	98	101	5.4%	3.1%	25,613	96.4%	11.9%
Community Financial Corp. - VA	Staunton	24	24	24	-0.8%	2.0%	24,722	80.0%	24.8%
FFD Financial Corp. - OH	Tuscarawas	91	92	92	1.4%	0.3%	20,811	78.3%	13.1%
First Advantage Bancorp - TN	Montgomery	135	162	176	20.3%	8.8%	22,999	92.0%	12.2%
First Capital, Inc. - IN	Harrison	34	37	39	8.9%	3.3%	23,448	90.2%	39.6%
First Savings Financial Group - IN	Clark	96	109	115	12.7%	6.1%	25,676	98.7%	13.0%
Louisiana Bancorp, Inc. - LA	Jefferson	455	439	433	-3.6%	-1.4%	21,961	114.5%	1.7%
North Central Bancshares - IA	Webster	40	39	38	-3.3%	-2.8%	23,598	93.0%	15.4%
River Valley Bancorp - IN	Jefferson	32	33	33	3.5%	1.2%	22,545	86.7%	46.3%
Wayne Savings Bancshares - OH	Wayne	112	116	118	4.1%	1.5%	22,541	84.8%	13.5%
	Averages:	**111**	**115**	**117**	**4.9%**	**2.2%**	**23,391**	**91.5%**	**19.1%**
	Medians:	**92**	**95**	**97**	**3.8%**	**1.7%**	**23,224**	**91.1%**	**13.3%**
SharePlus Federal Bank - Texas	**Collin**	**492**	**795**	**1,001**	**61.6%**	**25.9%**	**45,601**	**167.2%**	**1.0%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2009.

Sources: SNL Financial LC, FDIC.

EXHIBIT IV-1

Stock Prices:
As of May 28, 2010

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of May 28, 2010

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(106)	10.75	29,272	346.9	13.24	8.06	10.61	11.09	10.14	14.16	-0.09	-0.15	13.90	12.77	150.08
NYSE Traded Companies(6)	10.35	149,242	1,879.4	13.97	6.93	9.39	176.86	13.77	13.17	-1.19	-1.41	10.23	7.02	115.11
AMEX Traded Companies(1)	31.58	2,102	66.4	35.75	29.30	31.11	1.51	-10.66	-0.41	3.40	3.55	34.99	33.23	363.29
NASDAQ Listed OTC Companies(99)	10.55	21,981	253.1	12.96	7.90	10.47	0.72	10.13	14.38	-0.05	-0.11	13.91	12.92	150.04
California Companies(4)	8.87	6,422	63.4	12.13	3.85	8.33	7.05	31.42	58.15	0.76	0.38	13.58	13.58	200.85
Florida Companies(2)	2.22	27,339	54.8	5.84	1.45	2.17	1.97	-42.48	26.66	-2.37	-2.44	3.85	3.69	98.62
Mid-Atlantic Companies(33)	11.68	50,603	664.1	13.46	8.50	11.57	1.14	18.26	16.26	0.11	0.22	13.47	12.05	155.31
Mid-West Companies(30)	9.25	13,351	80.7	12.52	6.61	9.07	36.17	6.81	17.96	-0.32	-0.61	14.25	13.43	167.02
New England Companies(16)	13.33	41,297	537.3	15.43	11.13	13.20	0.91	5.53	4.83	0.46	0.47	15.30	13.23	141.41
North-West Companies(4)	7.29	37,307	523.8	10.18	5.54	7.55	-3.42	-5.37	-2.91	-0.79	-0.67	11.21	9.82	93.15
South-East Companies(12)	11.43	5,936	63.0	13.68	9.69	11.30	0.55	3.29	6.08	-0.45	-0.51	15.57	14.85	144.27
South-West Companies(1)	11.58	11,903	137.8	12.35	10.12	11.67	-0.77	15.80	15.80	0.08	-0.09	16.60	16.60	92.03
Western Companies (Excl CA)(4)	11.58	15,591	143.5	14.95	7.83	11.42	2.23	27.59	-3.60	-0.15	-0.14	11.82	11.82	83.76
Thrift Strategy(100)	10.63	25,990	306.0	13.05	8.03	10.49	11.60	10.61	12.40	-0.05	-0.11	13.92	12.81	149.05
Mortgage Banker Strategy(3)	4.27	30,314	85.6	8.59	1.79	4.06	2.75	-21.84	94.38	-1.70	-2.32	6.66	6.51	109.84
Real Estate Strategy(1)	2.18	25,402	55.4	4.39	1.49	2.12	2.83	3.81	12.37	-0.15	-0.34	3.36	3.36	35.00
Diversified Strategy(2)	27.15	189,349	2,738.7	31.71	19.05	27.25	-1.14	22.24	20.50	-0.20	-0.07	25.30	21.97	297.64
Companies Issuing Dividends(67)	12.80	37,548	492.8	15.26	9.63	12.67	1.09	14.08	11.60	0.50	0.43	15.24	13.86	167.89
Companies Without Dividends(39)	6.82	13,430	67.8	9.38	5.03	6.68	30.25	2.59	19.08	-1.21	-1.26	11.32	10.70	115.99
Equity/Assets <6%(13)	3.77	23,448	92.6	7.68	2.45	3.18	99.30	-30.58	2.58	-2.53	-2.33	7.59	7.44	151.52
Equity/Assets 6-12%(60)	11.88	19,941	226.1	14.38	8.53	11.77	0.48	17.81	22.05	0.35	0.18	15.39	14.36	187.92
Equity/Assets >12%(33)	11.09	47,613	644.1	13.10	9.08	11.06	0.34	10.22	4.17	-0.05	0.00	13.38	11.76	83.09
Converted Last 3 Mths (no MHC)(1)	10.05	4,083	41.0	11.58	7.11	10.03	0.20	36.36	17.00	0.79	0.79	12.29	12.29	79.90
Actively Traded Companies(6)	18.54	27,456	465.8	20.87	12.56	18.22	1.82	42.37	16.85	1.44	1.19	19.83	18.64	257.33
Market Value Below $20 Million(18)	6.94	2,428	13.3	9.35	4.72	6.70	3.33	2.30	12.85	-1.15	-1.21	12.85	12.74	173.27
Holding Company Structure(100)	10.52	30,732	364.0	13.05	7.93	10.39	11.64	8.76	13.74	-0.14	-0.21	13.87	12.75	148.03
Assets Over $1 Billion(49)	10.94	58,048	703.9	14.05	8.13	10.83	22.27	10.46	12.78	-0.13	-0.26	13.05	11.38	137.78
Assets $500 Million-$1 Billion(30)	10.95	6,310	55.1	12.88	7.96	10.73	1.72	8.33	15.79	-0.02	0.03	14.46	13.67	173.30
Assets $250-$500 Million(21)	11.20	3,225	32.5	13.08	8.99	11.11	1.27	14.80	12.60	0.34	0.22	15.49	14.84	150.28
Assets less than $250 Million(6)	6.75	1,676	9.8	9.18	4.84	6.68	1.55	0.79	22.39	-1.51	-1.44	12.51	12.44	133.51
Goodwill Companies(60)	11.24	42,931	543.6	13.86	8.39	11.15	0.59	11.87	14.14	0.05	0.02	14.29	12.32	160.58
Non-Goodwill Companies(45)	10.07	11,422	88.5	12.45	7.57	9.88	25.38	7.70	14.18	-0.27	-0.38	13.29	13.29	137.41
Acquirors of FSLIC Cases(2)	9.25	57,004	972.6	13.13	6.47	9.52	-1.52	-3.69	-14.99	-1.14	-0.56	9.79	8.65	104.44

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 28, 2010

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(38)	8.62	31,946	121.9	10.70	6.75	8.60	0.90	1.94	11.15	0.06	0.10	7.63	7.22	66.94
NASDAQ Listed OTC Companies(38)	8.62	31,946	121.9	10.70	6.75	8.60	0.90	1.94	11.15	0.06	0.10	7.63	7.22	66.94
California Companies(1)	10.00	13,291	44.4	10.39	7.30	9.77	2.35	6.61	13.77	0.19	0.21	7.00	6.69	67.20
Mid-Atlantic Companies(21)	9.04	27,454	118.4	11.58	7.59	9.10	0.20	-7.66	-4.09	0.17	0.19	7.95	7.63	69.89
Mid-West Companies(8)	8.29	61,453	202.0	10.04	6.09	8.14	1.59	13.28	29.67	0.11	0.02	7.38	6.72	51.87
New England Companies(5)	8.53	14,947	62.2	9.89	5.66	8.39	2.21	16.82	22.67	0.07	0.32	7.78	7.26	77.36
South-East Companies(2)	2.95	13,416	13.9	4.25	1.18	2.91	1.37	23.43	95.36	-2.16	-1.86	4.20	4.19	68.13
Thrift Strategy(38)	8.62	31,946	121.9	10.70	6.75	8.60	0.90	1.94	11.15	0.06	0.10	7.63	7.22	66.94
Companies Issuing Dividends(27)	9.17	30,677	108.3	11.57	7.62	9.20	0.27	-5.70	-1.07	0.19	0.20	7.75	7.46	63.91
Companies Without Dividends(11)	7.24	35,116	155.9	8.53	4.59	7.11	2.47	21.04	41.72	-0.25	-0.17	7.33	6.64	74.50
Equity/Assets 6-12%(24)	8.09	17,355	72.7	9.77	5.94	8.07	1.03	6.80	21.97	0.03	0.09	7.79	7.40	83.73
Equity/Assets >12%(14)	9.33	51,400	187.5	11.95	7.84	9.30	0.73	-4.54	-3.27	0.10	0.11	7.42	6.99	44.55
Market Value Below $20 Million(1)	6.30	2,485	5.7	8.00	5.11	6.50	-3.08	-20.25	12.50	0.57	0.60	9.65	8.11	155.63
Holding Company Structure(35)	8.64	33,790	130.5	10.61	6.69	8.62	1.06	4.20	13.45	0.05	0.08	7.79	7.34	68.65
Assets Over $1 Billion(14)	10.81	74,765	301.5	12.60	8.35	10.83	-0.70	18.08	14.65	0.20	0.16	7.37	6.97	54.81
Assets $500 Million-$1 Billion(12)	6.25	10,816	24.1	9.41	4.90	6.10	3.83	-16.78	4.96	-0.34	-0.29	6.98	6.88	68.78
Assets $250-$500 Million(11)	8.15	5,828	19.4	9.27	6.46	8.23	-0.23	3.20	15.11	0.28	0.38	8.53	8.01	82.83
Assets less than $250 Million(1)	9.91	7,851	31.1	15.00	8.40	9.55	3.77	-21.04	-9.91	0.00	0.00	7.38	5.50	30.36
Goodwill Companies(22)	9.29	47,699	192.7	10.98	6.92	9.14	2.19	11.09	17.97	0.02	0.09	7.65	6.93	65.71
Non-Goodwill Companies(16)	7.73	10,942	27.5	10.33	6.54	7.87	-0.82	-10.26	2.07	0.12	0.11	7.61	7.61	68.57
MHC Institutions(38)	8.62	31,946	121.9	10.70	6.75	8.60	0.90	1.94	11.15	0.06	0.10	7.63	7.22	66.94

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 28, 2010

	Financial Institution	Market Capitalization: Price/Share(1) ($)	Shares Outstanding (000)	Market Capitalization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/Share ($)	Tangible Book Value/Share(4) ($)	Assets/Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	14.88	97,896	1,456.7	17.55	7.31	14.90	-0.13	101.08	19.71	0.32	0.31	12.43	10.54	204.92
BBX	BankAtlantic Bancorp Inc of FL*	1.95	49,220	96.0	6.68	1.14	1.99	-2.01	-45.68	50.00	-3.33	-3.43	2.42	2.11	96.47
FBC	Flagstar Bancorp, Inc. of MI*	5.08	147,008	746.8	13.80	3.90	0.44	***.**	-45.38	-15.33	-3.59	-5.18	5.70	5.70	97.50
NYB	New York Community Bcrp of NY*	16.05	435,441	6,988.8	18.20	9.98	15.39	4.29	50.42	10.61	1.00	1.37	12.43	6.60	97.44
NAL	NewAlliance Bancshares of CT*	11.77	105,965	1,247.2	13.48	10.50	11.75	0.17	-6.29	-2.00	0.48	0.47	13.61	8.32	80.22
PFS	Provident Fin. Serv. Inc of NJ*	12.36	59,919	740.6	14.10	8.72	11.85	4.30	28.48	16.06	-2.03	-2.01	14.76	8.82	114.09
AMEX Traded Companies															
TSH	Teche Hlding Cp of N Iberia LA*	31.58	2,102	66.4	35.75	29.30	31.11	1.51	-10.66	-0.41	3.40	3.55	34.99	33.23	363.29
NASDAQ Listed OTC Companies															
ABBC	Abington Bancorp, Inc. of PA*	8.88	20,862	185.3	10.20	6.28	9.08	-2.20	11.14	28.88	-0.37	-0.36	10.28	10.28	60.73
ALLB	Alliance Bank MHC of PA (42.0)	8.30	6,700	23.8	8.89	8.00	8.30	0.00	-0.60	-1.19	0.17	0.19	7.24	7.24	70.42
ABCW	Anchor BanCorp Wisconsin of WI(8)*	0.71	21,689	15.4	1.65	0.37	0.69	2.90	-54.19	12.70	-6.27	-7.68	0.15	-0.20	205.57
AFCB	Athens Bancshares, Inc. of TN*	10.60	2,777	29.4	11.85	10.52	10.81	-1.94	6.00	6.00	0.54	0.54	17.42	17.42	96.68
ACFC	Atl Cst Fed Cp of GA MHC(35.1)	2.95	13,416	13.9	4.25	1.18	2.91	1.37	23.43	95.36	-2.16	-1.86	4.20	4.19	68.13
BCSB	BCSB Bancorp, Inc. of MD*	9.99	3,121	31.2	10.50	7.95	9.60	4.06	19.64	11.62	-0.93	-0.81	15.71	15.68	192.49
BKMU	Bank Mutual Corp of WI*	6.42	45,475	291.9	10.15	5.95	6.65	-3.46	-27.87	-7.36	0.19	-0.01	8.76	7.57	75.75
BFIN	BankFinancial Corp. of IL*	8.53	21,416	182.7	11.04	8.28	8.73	-2.29	-1.39	-13.84	-0.01	0.04	12.31	11.08	72.78
BFED	Beacon Federal Bancorp of NY*	9.04	6,533	59.1	9.89	8.14	9.05	-0.11	-2.59	-3.83	0.67	0.84	15.91	15.91	164.29
BNCL	Beneficial Mut MHC of PA(44.1)	10.31	81,854	373.1	11.05	8.60	10.47	-1.53	12.55	4.78	0.24	0.21	7.90	6.31	57.54
BHLB	Berkshire Hills Bancorp of MA*	18.24	14,027	255.9	24.88	16.20	18.44	-1.08	-15.16	-11.80	-1.21	-1.06	27.47	14.97	192.88
BOFI	Bofi Holding, Inc. Of CA*	15.99	8,294	132.6	19.27	5.51	15.25	4.85	153.41	59.90	2.33	1.57	11.89	11.89	168.93
BYFC	Broadway Financial Corp. of CA*	3.65	1,743	6.4	8.00	3.00	3.39	7.67	-51.46	-38.96	0.44	0.68	12.84	12.84	298.32
BRKL	Brookline Bancorp, Inc. of MA*	9.96	59,038	588.0	12.50	9.03	9.97	-0.10	3.21	0.50	0.39	0.38	8.30	7.52	44.70
BFSB	Brooklyn Fed MHC of NY (24.7)	5.60	12,889	17.0	14.19	4.64	5.85	-4.27	-50.92	-44.22	-0.22	-0.05	6.21	6.21	40.98
CITZ	CFS Bancorp, Inc of Munster IN*	5.06	10,820	54.7	6.25	2.93	5.17	-2.13	26.50	56.66	-0.12	-0.06	10.28	10.28	100.94
CMSB	CMS Bancorp Inc of W Plains NY*	8.35	1,863	15.6	8.65	6.76	8.26	1.09	11.33	22.61	-0.21	-0.38	11.24	11.24	121.91
CBNJ	Cape Bancorp, Inc. of NJ*	7.13	13,314	94.9	9.00	5.35	7.00	1.86	-16.71	6.10	-1.29	-1.02	9.71	7.97	80.59
CFFN	Capitol Fd Fn MHC of KS (29.6)(8)	32.00	73,983	701.0	43.19	28.19	32.57	-1.75	-23.35	1.72	0.92	0.94	12.79	12.79	114.69
CARV	Carver Bancorp, Inc. of NY*	8.00	2,475	19.8	9.66	3.98	6.51	22.89	30.08	-11.60	0.48	0.62	18.60	18.49	327.98
CEBK	Central Bncrp of Somerville MA*	11.50	1,667	19.2	11.50	5.60	10.80	6.48	58.84	38.55	0.83	0.99	21.31	19.97	325.40
CFBK	Central Federal Corp. of OH*	1.60	4,099	6.6	3.25	0.83	1.60	0.00	-43.86	6.67	-2.48	-2.56	3.83	3.79	70.41
CHEV	Cheviot Fin Cp MHC of OH(38.5)	7.95	8,869	27.1	9.80	7.00	7.96	-0.13	-11.67	7.58	0.15	0.14	7.79	7.79	39.41
CBNK	Chicopee Bancorp, Inc. of MA*	11.70	6,379	74.6	13.95	11.63	11.94	-2.01	-9.86	-6.25	-0.28	-0.12	14.83	14.83	85.56
CZWI	Citizens Comm Bncorp Inc of WI*	4.13	5,113	21.1	6.38	3.01	4.10	0.73	-32.18	21.47	-0.69	0.41	10.88	9.59	112.80
CSBC	Citizens South Bnkg Corp of NC*	6.08	9,126	55.5	7.24	4.35	5.51	10.34	21.60	32.75	-2.32	-1.00	7.41	7.17	124.11
CSBK	Clifton Svg Bp MHC of NJ(37.1)	8.80	26,398	87.3	11.65	8.30	9.01	-2.33	-12.00	-6.08	0.20	0.21	6.64	6.64	40.16
COBK	Colonial Bank MHC of NJ (44.8)(8)	9.43	4,440	18.7	10.20	5.51	9.85	-4.26	28.30	29.89	0.44	0.65	10.49	10.49	127.89
CFFC	Community Fin. Corp. of VA*	4.25	4,362	18.5	5.29	3.32	4.40	-3.41	-4.49	-2.07	0.49	0.35	8.34	8.34	124.01
DNBK	Danvers Bancorp, Inc. of MA*	15.80	21,672	342.4	17.09	12.32	15.34	3.00	10.72	21.63	0.38	0.38	13.39	11.80	113.27
DCOM	Dime Community Bancshars of NY*	12.76	34,385	438.8	14.12	7.82	12.51	2.00	52.27	8.78	0.95	1.02	8.97	7.36	119.64
ESBF	ESB Financial Corp. of PA*	13.59	12,044	163.7	15.44	10.62	13.15	3.35	-1.66	2.80	0.98	1.05	13.99	10.43	162.28
ESSA	ESSA Bancorp, Inc. of PA*	12.54	13,765	172.6	14.10	11.32	12.32	1.79	-7.79	7.18	0.41	0.38	13.01	13.01	76.91
EBMT	Eagle Bancorp Montanta of MT*	10.05	4,083	41.0	11.58	7.11	10.03	0.20	36.36	17.00	0.79	0.79	12.29	12.29	79.90
ESBK	Elmira Svgs Bank, FSB of NY*	15.60	1,921	30.0	17.20	13.00	15.85	-1.58	9.47	-6.87	1.63	1.20	19.09	12.30	254.54
FFDF	FFD Financial Corp of Dover OH*	15.00	1,011	15.2	15.90	10.36	15.00	0.00	39.53	10.46	0.91	0.70	17.89	17.89	196.95
FFCO	FedFirst Fin MHC of PA (42.5)(8)	5.47	6,326	14.7	6.95	3.05	5.45	0.37	53.22	60.88	0.10	0.11	6.82	6.59	55.23
FSBI	Fidelity Bancorp, Inc. of PA*	7.10	3,047	21.6	10.50	4.00	7.50	-5.33	-0.98	41.72	-0.98	-0.10	13.63	12.75	232.36
FABK	First Advantage Bancorp of TN*	10.82	4,360	47.2	10.98	8.96	10.66	1.50	13.89	1.98	0.12	0.10	15.78	15.78	79.07
FBSI	First Bancshares, Inc. of MO*	9.49	1,551	14.7	12.50	6.80	9.14	3.83	11.65	14.61	-0.58	-0.65	15.46	15.37	137.84
FCAP	First Capital, Inc. of IN*	14.85	2,788	41.4	18.49	13.17	15.25	-2.62	5.32	-2.24	0.35	0.28	16.85	14.87	165.97
FCLF	First Clover Leaf Fin Cp of IL*	5.99	7,952	47.6	8.60	5.69	5.89	1.70	-28.26	-18.50	-1.12	-1.09	9.72	8.12	74.34
FCFL	First Community Bk Corp of FL*	2.49	5,457	13.6	4.99	1.75	2.35	5.96	-39.27	3.32	-1.40	-1.44	5.27	5.27	100.77
FDEF	First Defiance Fin. Corp of OH*	10.83	8,118	87.9	18.93	9.20	12.07	-10.27	-22.64	-4.07	0.40	0.20	24.55	16.79	253.61
FFNM	First Fed of N. Michigan of MI*	2.10	2,884	6.1	2.49	1.02	1.95	7.69	22.81	72.13	-2.31	-2.30	8.07	7.78	79.59
FFBH	First Fed. Bancshares of AR*	3.09	4,847	15.0	4.90	2.02	3.32	-6.93	-32.24	34.93	-9.07	-9.11	5.73	5.73	143.79
FFNW	First Fin NW, Inc of Renton WA*	4.81	18,805	90.5	9.03	4.57	5.08	-5.31	-43.68	-26.56	-3.17	-3.21	11.17	11.17	70.26
FFCH	First Fin. Holdings Inc. of SC*	14.02	16,527	231.7	18.64	8.43	13.54	3.55	57.53	7.85	0.32	-1.19	16.34	14.02	204.57
FFHS	First Franklin Corp. of OH*	10.64	1,681	17.9	16.49	4.50	10.50	1.33	119.83	33.17	-1.12	-1.88	13.25	13.25	171.32
FKFS	First Keystone Fin., Inc of PA(8)*	13.04	2,433	31.7	13.84	8.05	13.49	-3.34	44.89	10.51	-2.12	-1.13	12.54	12.54	200.78

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 28, 2010

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From						Tangible	
Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
FPTB First PacTrust Bancorp of CA*	9.25	4,244	39.3	10.76	4.44	8.55	8.19	21.71	72.90	0.34	0.46	18.70	18.70	212.96
FPFC First Place Fin. Corp. of OH*	4.77	16,973	81.0	5.71	2.29	4.73	0.85	15.78	72.20	-2.09	-2.71	11.50	10.95	189.04
FSFG First Savings Fin. Grp. of IN*	13.45	2,415	32.5	13.75	9.76	12.95	3.86	35.18	28.71	0.82	0.87	22.39	18.88	204.65
FFIC Flushing Fin. Corp. of NY*	13.54	31,152	421.8	15.00	8.09	13.37	1.27	44.50	20.25	0.76	0.90	11.84	11.27	134.28
FXCB Fox Chase Bncp MHC of PA(41.0)(8)	10.75	13,609	60.7	12.00	8.55	10.88	-1.19	8.70	12.92	-0.08	-0.16	9.20	9.20	84.97
GSLA GS Financial Corp. of LA*	12.94	1,258	16.3	17.44	12.25	12.30	5.20	-5.89	-13.68	0.36	-0.01	22.30	22.30	220.42
GCBC Green Co Bcrp MHC of NY (43.9)	15.81	4,119	28.5	18.00	13.01	16.70	-5.33	4.01	2.80	1.14	1.15	10.56	10.56	116.28
HFFC HF Financial Corp. of SD*	10.10	6,939	70.1	13.25	8.05	10.61	-4.81	-19.01	3.91	0.80	0.70	13.51	12.79	177.90
HMNF HMN Financial, Inc. of MN*	5.30	4,316	22.9	6.85	3.05	5.60	-5.36	-4.33	26.19	-2.73	-3.07	17.10	17.10	238.29
HBNK Hampden Bancorp, Inc. of MA*	9.44	7,151	67.5	11.30	9.01	9.60	-1.67	-7.54	-11.36	-0.12	-0.12	13.13	13.13	80.81
HARL Harleysville Svgs Fin Cp of PA*	15.10	3,661	55.3	16.22	12.02	14.94	1.07	1.55	8.95	1.23	1.30	14.12	14.12	230.29
HBOS Heritage Fn Gp MHC of GA(24.4)(8)	12.28	10,399	31.2	13.39	6.51	11.82	3.89	38.29	69.38	-0.12	-0.17	5.93	5.78	55.23
HIFS Hingham Inst. for Sav. of MA*	37.73	2,124	80.1	38.05	27.75	36.63	3.00	35.96	22.94	4.14	4.12	31.56	31.56	454.98
HBCP Home Bancorp Inc. Lafayette LA*	13.64	8,683	118.4	14.49	10.76	13.38	1.94	18.61	11.89	0.54	0.65	15.29	15.29	60.42
HOME Home Federal Bancorp Inc of ID*	15.31	16,688	255.5	16.12	9.14	14.95	2.41	63.39	15.03	0.39	-0.57	12.41	12.41	51.06
HFBC HopFed Bancorp, Inc. of KY*	12.50	3,599	45.0	15.03	8.50	11.75	6.38	35.14	33.83	0.43	0.03	17.80	17.50	292.26
HCBK Hudson City Bancorp, Inc of NJ*	12.61	526,620	6,640.7	14.77	12.22	12.68	-0.55	0.88	-8.16	1.04	1.00	10.25	9.95	116.27
IFSB Independence FSB of DC*	1.21	1,552	1.9	4.61	0.97	1.21	0.00	-42.38	-19.33	-3.19	-2.44	3.42	3.42	86.13
ISBC Investors Bcrp MHC of NJ(43.5)	13.66	114,894	680.9	14.50	8.12	13.33	2.48	64.18	24.86	0.31	0.28	7.40	7.17	72.74
JXSB Jcksnville Bcp MHC of IL(45.9)(8)	11.52	1,921	10.2	16.00	7.84	11.52	0.00	34.74	22.55	0.73	0.37	13.32	11.90	150.67
JFBI Jefferson Bancshares Inc of TN*	4.13	6,684	27.6	7.28	3.42	4.25	-2.82	-31.40	-12.87	0.16	0.04	11.98	8.33	99.22
KFED K-Fed Bancorp MHC of CA (33.4)	10.00	13,291	44.4	10.39	7.30	9.77	2.35	6.61	13.77	0.19	0.21	7.00	6.69	67.20
KFFB KY Fst Fed Bp MHC of KY (39.9)	9.91	7,851	31.1	15.00	8.40	9.55	3.77	-21.04	-9.91	0.00	0.00	7.38	5.50	30.36
KRNY Kearny Fin Cp MHC of NJ (26.5)	8.79	68,839	161.1	12.17	8.76	9.60	-8.44	-18.00	-12.71	0.09	0.10	7.00	5.81	32.71
LSBX LSB Corp of No. Andover MA*	12.19	4,507	54.9	14.50	9.06	12.30	-0.89	24.51	25.54	1.01	0.72	13.77	13.77	178.96
LSBI LSB Fin. Corp. of Lafayette IN*	11.66	1,554	18.1	14.00	8.27	11.40	2.28	-3.24	18.98	0.44	0.11	22.02	22.02	239.19
LPSB LaPorte Bancrp MHC of IN(45.6)	7.50	4,589	15.9	7.50	4.14	7.10	5.63	47.64	70.45	0.59	0.36	10.85	8.83	91.42
LSBK Lake Shore Bnp MHC of NY(41.3)	8.00	6,085	20.5	8.50	6.85	8.36	-4.31	6.52	1.78	0.41	0.42	9.14	9.14	71.00
LEGC Legacy Bancorp, Inc. of MA*	8.76	8,720	76.4	13.46	8.56	9.00	-2.67	-15.20	-11.16	-0.95	-0.30	13.80	12.46	108.51
LABC Louisiana Bancorp, Inc. of LA*	14.57	4,572	66.6	16.59	13.25	15.00	-2.87	3.26	0.48	0.52	0.49	15.71	15.71	71.42
MSBF MSB Fin Corp MHC of NJ (41.8)	7.94	5,226	17.6	9.50	6.37	7.82	1.53	-11.78	0.00	0.08	0.10	7.67	7.67	69.34
MGYR Magyar Bancorp MHC of NJ(44.5)	4.29	5,783	11.0	7.45	2.91	3.80	12.89	-31.03	7.25	-0.40	-0.55	6.96	6.96	95.25
MLVF Malvern Fed Bncp MHC PA(45.0)	8.42	6,103	23.3	10.10	8.40	8.99	-6.34	-18.25	-12.20	-0.18	-0.18	11.16	11.16	114.09
MFLR Mayflower Bancorp, Inc. of MA*	7.69	2,079	16.0	8.36	5.68	7.27	5.78	6.07	14.78	0.56	0.31	9.85	9.85	122.91
EBSB Meridian Fn Serv MHC MA (43.4)	11.46	22,615	111.3	12.30	7.39	11.42	0.35	38.91	31.72	0.34	0.32	9.08	8.54	76.02
CASH Meta Financial Group of IA*	31.17	3,073	95.8	34.09	13.99	30.10	3.55	107.80	49.14	0.99	0.56	19.89	19.00	319.53
MFSF MutualFirst Fin. Inc. of IN*	7.66	6,985	53.5	10.50	5.51	7.83	-2.17	-13.93	28.09	0.13	0.19	14.12	13.33	212.90
NASB NASB Fin, Inc. of Grandview MO*	17.09	7,868	134.5	33.84	16.41	16.80	1.73	-37.01	-26.62	2.38	-0.38	21.15	20.81	198.22
NECB NE Comm Bncrp MHC of NY (45.0)	5.76	13,225	34.3	9.49	4.75	4.85	18.76	-35.79	-12.33	-0.20	-0.19	8.15	8.01	39.11
NHTB NH Thrift Bancshares of NH*	10.32	5,772	59.6	11.93	8.75	10.34	-0.19	3.30	6.50	1.12	0.57	13.73	8.67	162.62
NVSL Naug Vlly Fin MHC of CT (40.5)(8)	6.95	7,023	19.8	7.42	4.11	6.72	3.42	2.36	21.08	0.28	0.28	7.22	7.21	80.34
NFSB Newport Bancorp, Inc. of RI*	12.15	3,720	45.2	12.99	10.91	12.25	-0.82	2.88	-0.82	0.22	0.29	13.61	13.61	122.74
FFFD North Central Bancshares of IA*	17.60	1,348	23.7	19.66	13.00	17.90	-1.68	10.00	10.21	1.86	1.79	28.64	28.64	335.63
NFBK Northfield Bcp MHC of NY(45.1)	14.54	43,723	294.1	15.30	10.45	13.95	4.23	38.61	7.54	0.29	0.28	9.06	8.69	47.98
NWBI Northwest Bancshares Inc of PA*	11.63	110,681	1,287.2	12.79	7.82	11.67	-0.34	46.11	3.19	0.30	0.45	11.76	10.16	73.04
OBAF OBA Financial Serv. Inc. of MD*	11.46	4,629	53.0	11.50	9.95	10.80	6.11	14.60	14.60	-0.26	-0.09	16.92	16.92	85.82
OSHC Ocean Shore Holding Co. of NJ*	11.10	7,308	81.1	11.81	7.39	10.86	2.21	21.98	24.02	0.63	0.72	13.49	13.49	106.90
OCFC OceanFirst Fin. Corp of NJ*	12.23	18,822	230.2	13.95	9.37	12.49	-2.08	-0.81	8.33	0.71	0.66	9.94	9.94	116.84
OABC OmniAmerican Bancorp Inc of TX*	11.58	11,903	137.8	12.35	10.12	11.67	-0.77	15.80	15.80	0.08	-0.09	16.60	16.60	92.03
ONFC Oneida Financl MHC of NY(44.9)(8)	8.70	7,853	30.6	11.75	7.06	9.30	-6.45	-8.90	-2.79	0.46	0.69	7.28	4.12	75.93
ORIT Oritani Fin Cp MHC of NJ(25.7)(8)	14.59	37,041	139.5	17.15	12.46	14.47	0.83	9.62	6.26	0.38	0.41	6.86	6.86	55.46
PSBH PSB Hldgs Inc MHC of CT (42.9)	4.09	6,529	11.4	5.48	2.61	4.04	1.24	-10.11	20.29	-0.71	0.35	6.78	5.65	75.84
PVFC PVF Capital Corp. of Solon OH*	2.18	25,402	55.4	4.39	1.49	2.12	2.83	3.81	12.37	-0.15	-0.34	3.36	3.36	35.00
PBCI Pamrapo Bancorp, Inc. of NJ(8)*	7.42	4,936	36.6	10.86	6.03	7.56	-1.85	-30.33	-6.08	-1.47	-0.62	9.74	9.74	111.31
PFED Park Bancorp of Chicago IL*	4.35	1,192	5.2	10.95	3.14	4.50	-3.33	-38.21	33.85	-3.66	-3.56	18.96	18.96	178.66
PVSA Parkvale Financial Corp of PA*	8.40	5,529	46.4	12.39	6.41	10.00	-16.00	-19.54	20.86	0.81	1.45	21.20	16.00	342.96
PBHC Pathfinder BC MHC of NY (36.3)	6.30	2,485	5.7	8.00	5.11	6.50	-3.08	-20.25	12.50	0.57	0.60	9.65	8.11	155.63
PBCT Peoples United Financial of CT*	13.97	371,600	5,191.3	17.41	13.94	14.37	-2.78	-9.87	-16.35	0.25	0.24	14.74	9.99	58.09
PROV Provident Fin. Holdings of CA*	6.59	11,407	75.2	10.49	2.43	6.13	7.50	2.01	138.77	-0.07	-1.20	10.90	10.90	123.20
PBNY Provident NY Bncrp, Inc. of NY*	9.09	38,861	353.2	10.62	7.79	9.27	-1.94	12.78	7.70	0.63	0.37	10.87	6.61	75.55
PBIP Prudential Bncp MHC PA (29.3)	6.50	10,031	19.7	12.45	6.20	6.58	-1.22	-45.19	-31.72	0.17	0.23	5.40	5.40	50.67
PULB Pulaski Fin Cp of St. Louis MO*	6.70	10,180	68.2	8.95	5.70	6.65	0.75	-6.94	0.00	0.57	-0.27	8.49	8.08	140.87
RIVR River Valley Bancorp of IN*	14.00	1,504	21.1	16.45	11.36	13.50	3.70	7.69	12.00	1.16	0.85	17.52	17.50	262.78
RVSB Riverview Bancorp, Inc. of WA*	3.00	10,924	32.8	4.39	2.13	2.98	0.67	2.74	33.93	-0.50	-0.47	7.68	5.31	76.71
RCKB Rockville Fin MHC of CT (42.9)	12.06	18,854	96.8	14.79	8.82	12.04	0.17	21.57	14.86	0.57	0.52	8.49	8.43	82.76

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 28, 2010

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
ROMA Roma Fin Corp MHC of NJ (27.0)	11.55	30,907	96.4	14.05	11.01	11.54	0.09	-4.70	-6.55	0.11	0.16	6.98	6.97	44.34
ROME Rome Bancorp, Inc. of Rome NY*	9.10	6,786	61.8	9.95	7.61	9.01	1.00	0.78	14.32	0.52	0.51	9.00	9.00	48.29
SIFI SI Fin Gp Inc MHC of CT (38.2)	6.50	11,789	29.3	7.00	3.80	6.07	7.08	16.91	23.81	0.07	0.08	6.76	6.40	74.82
SVBI Severn Bancorp, Inc. of MD*	5.91	10,067	59.5	6.57	1.55	5.80	1.90	97.00	134.52	-1.60	-1.60	7.82	7.79	96.43
SUPR Superior Bancorp of AL(8)*	2.86	11,687	33.4	4.50	1.50	2.95	-3.05	-16.37	-13.07	-1.98	-2.16	16.01	14.67	286.16
THRD TF Fin. Corp. of Newtown PA*	20.89	2,678	55.9	22.65	16.50	20.25	3.16	9.66	10.12	1.57	1.37	27.04	25.35	267.34
TFSL TFS Fin Corp MHC of OH (26.5)	13.24	308,315	1,083.5	14.46	10.25	13.16	0.61	16.96	9.06	0.03	-0.01	5.68	5.65	34.83
TBNK Territorial Bancorp, Inc of HI*	19.74	12,233	241.5	21.23	14.00	19.52	1.13	97.40	9.36	0.61	0.88	17.99	17.99	115.17
TSBK Timberland Bancorp, Inc. of WA*	4.07	7,045	28.7	5.63	3.51	4.33	-6.00	-15.56	-8.33	-0.41	-0.30	9.82	8.93	102.88
TRST TrustCo Bank Corp NY of NY*	6.23	76,761	478.2	7.18	5.37	6.44	-3.26	12.66	-1.11	0.37	0.37	3.26	3.26	48.45
UCBA United Comm Bncp MHC IN (40.8)	7.49	7,846	24.0	7.75	5.01	7.32	2.32	25.04	21.79	0.10	0.09	7.11	7.11	56.16
UCFC United Community Fin. of OH*	1.77	30,898	54.7	2.30	0.80	1.94	-8.76	31.11	22.07	-0.82	-0.96	6.94	6.92	73.78
UBNK United Financial Bncrp of MA*	13.56	16,744	227.0	15.16	11.31	12.98	4.47	13.66	3.43	0.32	0.47	13.39	12.90	90.34
UWBK United Western Bncp, Inc of CO*	1.22	29,359	35.8	10.85	1.05	1.16	5.17	-86.78	-55.80	-2.40	-1.67	4.59	4.59	88.89
VPFG ViewPoint Finl MHC of TX(43.1)(8)	15.88	24,929	170.6	17.82	12.05	15.85	0.19	13.43	10.20	0.17	0.01	8.37	8.32	99.38
WSB WSB Holdings, Inc. of Bowie MD*	3.75	7,856	29.5	4.65	1.70	3.54	5.93	44.23	61.64	-0.50	-0.48	6.89	6.89	55.73
WSFS WSFS Financial Corp. of DE*	40.33	7,097	286.2	46.00	24.16	40.13	0.50	54.34	57.35	-0.64	-0.37	35.85	33.95	537.18
WVFC WVS Financial Corp. of PA*	13.25	2,061	27.3	17.45	13.25	13.25	0.00	-16.35	-7.02	0.44	0.52	14.13	14.13	183.01
WFSL Washington Federal, Inc. of WA*	17.28	112,455	1,943.2	21.65	11.96	17.82	-3.03	35.00	-10.65	0.91	1.32	16.15	13.87	122.74
WSBF Waterstone Fin MHC of WI(26.2)	3.67	31,250	30.1	5.71	1.75	3.77	-2.65	22.74	79.02	-0.20	-0.44	5.45	5.45	59.04
WAYN Wayne Savings Bancshares of OH*	8.25	3,004	24.8	9.00	4.80	8.25	0.00	49.73	42.00	0.74	0.72	12.32	11.62	135.16
WFD Westfield Fin. Inc. of MA*	8.51	29,582	251.7	10.37	7.81	8.19	3.91	-6.69	3.15	0.19	0.21	8.30	8.30	40.56

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of May 28, 2010

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(106)	10.78	10.00	-0.19	-0.44	1.77	-0.23	-0.77	3.52	55.17	1.77	18.56	76.73	8.54	85.20	16.60	0.26	2.01	36.14
NYSE Traded Companies(6)	9.51	6.62	-1.09	0.50	-0.99	-1.29	1.35	4.90	47.51	2.47	20.29	98.13	9.41	141.25	18.38	0.37	2.61	58.33
AMEX Traded Companies(1)	9.63	9.19	0.92	10.00	10.77	0.96	10.44	0.00	0.00	1.37	9.29	90.25	8.69	95.03	8.90	1.42	4.50	41.76
NASDAQ Listed OTC Companies(99)	10.87	10.22	-0.15	-0.60	1.79	-0.18	-0.99	3.41	55.76	1.73	18.67	75.24	8.48	81.56	16.69	0.24	1.95	35.54
California Companies(4)	7.24	7.24	0.43	5.87	7.31	0.14	1.95	8.65	41.83	2.07	14.12	68.21	5.10	68.21	11.89	0.07	0.97	22.64
Florida Companies(2)	3.87	3.71	-2.31	-17.09	0.00	-2.38	-17.58	10.84	34.50	3.41	NM	63.91	2.25	69.83	NM	0.00	0.00	0.00
Mid-Atlantic Companies(33)	10.18	9.23	0.03	2.00	0.56	0.10	2.56	2.85	54.00	1.37	17.48	89.69	9.13	103.39	16.40	0.35	2.71	51.44
Mid-West Companies(30)	9.01	8.53	-0.44	-3.05	1.36	-0.62	-4.65	4.54	40.60	2.12	18.85	63.07	5.57	66.83	14.16	0.24	2.04	39.50
New England Companies(16)	13.58	11.95	0.27	2.66	2.63	0.30	2.68	1.19	96.52	1.18	15.43	88.02	12.19	103.14	20.09	0.31	2.34	31.33
North-West Companies(4)	12.15	10.83	-1.20	-6.90	-7.16	-1.09	-5.97	11.08	24.36	2.87	18.99	57.64	7.20	67.43	13.09	0.06	0.54	21.98
South-East Companies(12)	12.89	12.43	-0.37	0.51	5.00	-0.34	0.68	2.10	62.98	1.95	21.80	69.71	9.43	73.06	18.28	0.22	1.23	14.89
South-West Companies(1)	18.04	18.04	0.09	0.66	0.69	-0.10	-0.74	3.02	26.27	1.25	NM	69.76	12.58	69.76	NM	0.00	0.00	0.00
Western Companies (Excl CA)(4)	15.12	15.12	-0.11	-13.66	4.50	-0.36	-10.71	0.53	38.11	2.29	28.11	85.36	15.27	85.36	17.58	0.17	1.28	41.12
Thrift Strategy(100)	10.79	10.04	-0.17	-0.38	1.95	-0.19	-0.53	3.23	55.69	1.68	18.56	76.43	8.51	84.68	16.60	0.26	2.05	36.14
Mortgage Banker Strategy(3)	5.68	5.52	-1.64	-0.68	-1.06	-2.13	-11.64	9.75	38.17	4.46	NM	70.52	3.69	76.44	NM	0.02	0.30	0.00
Real Estate Strategy(1)	9.60	9.60	-0.43	-6.33	-6.88	-0.97	-14.35	0.00	0.00	4.69	NM	64.88	6.23	64.88	NM	0.00	0.00	0.00
Diversified Strategy(2)	16.02	12.54	0.16	0.12	0.10	0.18	0.41	2.17	68.95	1.70	NM	103.64	15.78	129.32	NM	0.55	2.81	0.00
Companies Issuing Dividends(67)	10.93	9.95	0.29	2.99	3.53	0.24	2.57	2.76	52.61	1.47	18.35	86.04	9.59	97.42	16.54	0.39	3.06	45.65
Companies Without Dividends(39)	10.50	10.08	-1.11	-8.25	-3.50	-1.14	-8.39	5.41	61.57	2.35	19.72	58.92	6.51	61.81	16.89	0.00	0.00	0.00
Equity/Assets <6%(13)	4.90	4.82	-2.35	-18.09	1.42	-2.20	-13.38	5.85	34.53	3.11	12.48	52.74	2.59	54.46	9.14	0.06	0.90	9.09
Equity/Assets 6-12%(60)	8.51	7.99	0.11	1.72	3.09	0.00	0.45	3.65	56.66	1.72	16.33	77.45	6.43	83.62	14.34	0.31	2.28	40.24
Equity/Assets >12%(33)	16.72	15.24	0.00	-0.50	-0.39	0.01	-0.19	2.70	58.39	1.41	24.19	83.46	14.21	98.22	21.81	0.22	1.91	28.42
Converted Last 3 Mths (no MHC)(1)	15.38	15.38	0.99	0.00	7.86	0.99	0.00	0.77	34.81	0.48	12.72	81.77	12.58	81.77	12.72	0.27	2.69	34.18
Actively Traded Companies(6)	8.47	7.85	0.55	6.28	6.80	0.45	5.00	1.36	66.21	1.61	13.51	90.97	7.91	98.05	12.70	0.38	1.94	33.29
Market Value Below $20 Million(18)	7.48	7.43	-1.03	-5.63	3.41	-1.06	-6.58	4.59	31.54	2.01	17.52	52.50	4.03	52.83	14.71	0.14	1.35	30.15
Holding Company Structure(100)	10.88	10.08	-0.20	-0.86	1.56	-0.24	-1.12	3.52	55.17	1.78	18.92	76.09	8.57	84.62	16.62	0.25	2.04	36.70
Assets Over $1 Billion(49)	10.98	9.75	-0.16	0.00	2.89	-0.22	-0.33	3.68	55.75	1.77	19.34	86.00	9.59	100.05	17.92	0.28	2.32	40.95
Assets $500 Million-$1 Billion(30)	10.04	9.48	-0.22	0.05	-0.65	-0.24	0.09	4.01	49.64	2.03	17.46	69.70	7.40	74.17	13.47	0.25	1.68	33.19
Assets $250-$500 Million(21)	11.91	11.63	0.11	0.02	3.31	0.05	-0.88	2.42	60.33	1.37	18.68	72.98	8.88	76.61	17.86	0.26	2.15	27.49
Assets less than $250 Million(6)	9.04	8.98	-1.31	-8.70	-0.85	-1.23	-9.20	0.00	0.00	1.87	16.48	50.64	4.64	50.87	21.43	0.11	0.76	74.73
Goodwill Companies(60)	10.05	8.67	-0.10	-0.21	1.00	-0.10	-0.29	3.51	56.07	1.64	17.63	78.86	8.01	93.76	16.28	0.32	2.53	40.50
Non-Goodwill Companies(45)	11.56	11.56	-0.31	-0.76	3.03	-0.42	-1.47	3.53	53.70	1.97	19.87	74.07	9.13	74.07	17.04	0.17	1.37	30.54
Acquirors of FSLIC Cases(2)	8.56	7.74	-1.09	6.17	5.27	-0.56	8.95	0.00	0.00	2.86	18.99	71.19	7.74	79.98	13.09	0.10	0.58	21.98

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 28, 2010

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(38)	12.88	12.25	0.08	-0.09	0.67	0.14	0.54	4.45	33.38	1.29	21.46	113.83	15.31	120.31	20.39	0.19	2.08	32.27
NASDAQ Listed OTC Companies(38)	12.88	12.25	0.08	-0.09	0.67	0.14	0.54	4.45	33.38	1.29	21.46	113.83	15.31	120.31	20.39	0.19	2.08	32.27
California Companies(1)	10.42	10.00	0.29	2.72	1.90	0.32	3.01	3.54	40.59	1.67	NM	142.86	14.88	149.48	NM	0.44	4.40	0.00
Mid-Atlantic Companies(21)	13.11	12.63	0.23	1.96	1.19	0.27	2.13	6.61	24.01	1.32	20.67	114.88	15.44	120.21	17.89	0.18	2.02	40.08
Mid-West Companies(8)	15.69	14.51	0.17	0.96	0.98	0.03	-0.29	4.04	38.63	1.27	12.71	118.54	19.76	129.03	20.83	0.26	2.93	0.00
New England Companies(5)	10.04	9.42	0.10	0.18	-2.15	0.44	4.21	1.95	40.62	0.90	27.43	106.18	10.93	112.80	23.56	0.09	0.96	21.05
South-East Companies(2)	6.16	6.15	-3.05	-43.03	0.00	-2.63	-37.05	6.33	23.01	2.15	NM	70.24	4.33	70.41	NM	0.00	0.00	0.00
Thrift Strategy(38)	12.88	12.25	0.08	-0.09	0.67	0.14	0.54	4.45	33.38	1.29	21.46	113.83	15.31	120.31	20.39	0.19	2.08	32.27
Companies Issuing Dividends(27)	14.06	13.52	0.25	2.21	1.75	0.28	2.44	4.55	36.37	1.24	20.77	120.86	17.41	126.19	18.95	0.27	2.91	53.78
Companies Without Dividends(11)	9.92	9.08	-0.32	-5.83	-2.39	-0.21	-4.20	4.31	28.89	1.43	23.21	96.25	10.05	105.60	22.78	0.00	0.00	0.00
Equity/Assets 6-12%(24)	9.53	9.14	0.00	-1.08	0.56	0.07	-0.13	3.91	35.20	1.28	21.79	103.09	10.11	107.31	20.58	0.14	1.38	27.88
Equity/Assets >12%(14)	17.35	16.40	0.20	1.24	0.81	0.23	1.44	5.27	30.64	1.31	19.51	128.14	22.24	137.65	19.05	0.26	3.01	42.50
Market Value Below $20 Million(1)	6.20	5.26	0.39	5.54	9.05	0.41	5.84	0.00	0.00	1.25	11.05	65.28	4.05	77.68	10.50	0.12	1.90	21.05
Holding Company Structure(35)	12.92	12.23	0.05	-0.45	0.48	0.10	0.20	4.52	32.86	1.32	18.67	111.66	15.16	118.65	19.26	0.18	1.92	32.27
Assets Over $1 Billion(14)	14.42	13.71	0.37	2.44	1.33	0.31	1.86	3.77	35.15	1.25	27.43	146.79	21.57	154.97	29.50	0.15	1.33	22.21
Assets $500 Million-$1 Billion(12)	11.17	11.03	-0.50	-6.16	-1.90	-0.39	-5.15	6.44	27.16	1.62	38.24	90.94	10.13	92.62	28.26	0.16	2.14	0.00
Assets $250-$500 Million(11)	11.41	10.94	0.29	2.49	2.02	0.43	4.20	2.13	36.23	1.10	14.29	95.28	11.03	99.76	15.16	0.24	2.63	42.32
Assets less than $250 Million(1)	24.31	19.31	0.00	0.00	0.00	0.00	0.00	1.30	54.31	0.87	NM	134.28	32.64	180.18	NM	0.40	4.04	0.00
Goodwill Companies(22)	13.51	12.42	0.02	-1.05	1.04	0.12	0.19	3.24	36.95	1.28	19.66	123.56	17.53	134.90	20.40	0.15	1.55	18.87
Non-Goodwill Companies(16)	12.03	12.03	0.16	1.19	0.22	0.17	1.01	9.31	19.10	1.31	23.87	100.86	12.34	100.86	20.35	0.24	2.78	63.51
MHC Institutions(38)	12.88	12.25	0.08	-0.09	0.67	0.14	0.54	4.45	33.38	1.29	21.46	113.83	15.31	120.31	20.39	0.19	2.08	32.27

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 28, 2010

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY*	6.07	5.19	0.15	2.60	2.15	0.15	2.52	2.55	41.14	1.35	NM	119.71	7.26	141.18	NM	0.52	3.49	NM
BBX	BankAtlantic Bancorp Inc of FL*	2.51	2.19	-3.23	NM	NM	-3.33	NM	10.84	34.50	4.81	NM	80.58	2.02	92.42	NM	0.00	0.00	NM
FBC	Flagstar Bancorp, Inc. of MI*	5.85	5.85	-3.45	NM	NM	-4.98	NM	NA	NA	5.69	NM	89.12	5.21	89.12	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	12.76	7.20	1.19	9.24	6.23	1.63	12.66	NA	NA	0.47	16.05	129.12	16.47	243.18	11.72	1.00	6.23	NM
NAL	NewAlliance Bancshares of CT*	16.97	11.10	0.60	3.58	4.08	0.59	3.50	NA	NA	1.13	24.52	86.48	14.67	141.47	25.04	0.28	2.38	58.33
PFS	Provident Fin. Serv. Inc of NJ*	12.94	8.16	-1.82	-13.43	-16.42	-1.80	-13.29	1.30	66.89	1.36	NM	83.74	10.83	140.14	NM	0.44	3.56	NM
AMEX Traded Companies																			
TSH	Teche Hlding Cp of N Iberia LA*	9.63	9.19	0.92	10.00	10.77	0.96	10.44	NA	NA	1.37	9.29	90.25	8.69	95.03	8.90	1.42	4.50	41.76
NASDAQ Listed OTC Companies																			
ABBC	Abington Bancorp, Inc. of PA*	16.93	16.93	-0.63	-3.48	-4.17	-0.61	-3.39	4.73	15.55	1.22	NM	86.38	14.62	86.38	NM	0.20	2.25	NM
ALLB	Alliance Bank MHC of PA (42.0)	10.28	10.28	0.25	2.34	2.05	0.28	2.62	NA	NA	1.37	NM	114.64	11.79	114.64	NM	0.12	1.45	70.59
ABCW	Anchor BanCorp Wisconsin of WI(8)*	0.07	-0.10	-2.78	NM	NM	-3.40	NM	10.63	34.72	4.59	NM	NM	0.35	NM	NM	0.00	0.00	NM
AFCB	Athens Bancshares, Inc. of TN*	18.02	18.02	0.56	NM	5.09	0.56	NM	NA	NA	1.52	19.63	60.85	10.96	60.85	19.63	0.00	0.00	0.00
ACFC	Atl Cst Fed Cp of GA MHC(35.1)	6.16	6.15	-3.05	-43.03	NM	-2.63	-37.05	6.33	23.01	2.15	NM	70.24	4.33	70.41	NM	0.00	0.00	NM
BCSB	BCSB Bancorp, Inc. of MD*	8.16	8.15	-0.49	-4.87	-9.31	-0.43	-4.24	1.60	67.15	1.60	NM	63.59	5.19	63.71	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI*	11.56	10.15	0.25	2.14	2.96	-0.01	-0.11	NA	NA	1.26	33.79	73.29	8.48	84.81	NM	0.28	4.36	NM
BFIN	BankFinancial Corp. of IL*	16.91	15.49	-0.01	-0.08	-0.12	0.05	0.32	4.05	27.72	1.50	NM	69.29	11.72	76.99	NM	0.28	3.28	NM
BFED	Beacon Federal Bancorp of NY*	9.68	9.68	0.41	4.35	7.41	0.52	5.46	NA	NA	2.06	13.49	56.82	5.50	56.82	10.76	0.20	2.21	29.85
BNCL	Beneficial Mut MHC of PA(44.1)	13.73	11.28	0.45	3.11	2.33	0.39	2.72	2.54	38.81	1.67	NM	130.51	17.92	163.39	NM	0.00	0.00	0.00
BHLB	Berkshire Hills Bancorp of MA*	14.24	8.30	-0.63	-4.24	-6.63	-0.55	-3.72	NA	NA	1.60	NM	66.40	9.46	121.84	NM	0.64	3.51	NM
BOFI	Bofi Holding, Inc. Of CA*	7.04	7.04	1.46	20.21	14.57	0.98	13.62	NA	NA	0.74	6.86	134.48	9.47	134.48	10.18	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	4.30	4.30	0.17	2.46	12.05	0.26	3.80	NA	NA	1.51	8.30	28.43	1.22	28.43	5.37	0.04	1.10	9.09
BRKL	Brookline Bancorp, Inc. of MA*	18.57	17.12	0.87	4.71	3.92	0.85	4.59	0.67	174.94	1.42	25.54	120.00	22.28	132.45	26.21	0.34	3.41	NM
BFSB	Brooklyn Fed MHC of NY (24.7)	15.15	15.15	-0.54	-3.38	-3.93	-0.12	-0.77	11.97	20.52	3.00	NM	90.18	13.67	90.18	NM	0.24	4.29	NM
CITZ	CFS Bancorp, Inc of Munster IN*	10.18	10.18	-0.12	-1.17	-2.37	-0.06	-0.58	7.35	25.42	2.67	NM	49.22	5.01	49.22	NM	0.04	0.79	NM
CMSB	CMS Bancorp Inc of W Plains NY*	9.22	9.22	-0.17	-1.85	-2.51	-0.31	-3.35	NA	NA	0.46	NM	74.29	6.85	74.29	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	12.05	10.11	-1.58	-12.91	-18.09	-1.25	-10.21	NA	NA	1.49	NM	73.43	8.85	89.46	NM	0.00	0.00	NM
CFFN	Capitol Fd Fn MHC of KS (29.6)(8)	11.15	11.15	0.81	7.29	2.88	0.83	7.45	0.71	24.43	0.27	34.78	250.20	27.90	250.20	34.04	2.00	6.25	NM
CARV	Carver Bancorp, Inc. of NY*	5.67	5.64	0.15	1.93	6.00	0.19	2.50	5.02	21.98	1.30	16.67	43.01	2.44	43.27	12.90	0.40	5.00	NM
CEBK	Central Bncrp of Somerville MA*	6.55	6.16	0.25	3.23	7.22	0.30	3.86	NA	NA	0.66	13.86	53.97	3.53	57.59	11.62	0.20	1.74	24.10
CFBK	Central Federal Corp. of OH*	5.44	5.39	-3.58	-37.29	NM	-3.69	-38.50	4.93	52.03	3.18	NM	41.78	2.27	42.22	NM	0.00	0.00	NM
CHEV	Cheviot Fin Cp MHC of OH(38.5)	19.77	19.77	0.39	1.94	1.89	0.36	1.81	NA	NA	0.41	NM	102.05	20.17	102.05	NM	0.44	5.53	NM
CBNK	Chicopee Bancorp, Inc. of MA*	17.33	17.33	-0.33	-1.90	-2.39	-0.14	-0.81	NA	NA	1.00	NM	78.89	13.67	78.89	NM	0.00	0.00	NM
CZWI	Citizens Comm Bncorp Inc of WI*	9.65	8.60	-0.64	-6.21	-16.71	0.38	3.69	NA	NA	0.63	NM	37.96	3.66	43.07	10.07	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC*	5.97	5.79	-2.39	-21.99	NM	-1.03	-9.48	NA	NA	1.17	NM	82.05	4.90	84.80	NM	0.16	2.63	NM
CSBK	Clifton Svg Bp MHC of NJ(37.1)	16.53	16.53	0.53	3.04	2.27	0.56	3.19	NA	NA	0.43	NM	132.53	21.91	132.53	NM	0.24	2.73	NM
COBK	Colonial Bank MHC of NJ (44.8)(8)	8.20	8.20	0.35	4.42	4.67	0.51	6.53	1.32	40.21	0.91	21.43	89.90	7.37	89.90	14.51	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	6.73	6.73	0.41	4.52	11.53	0.29	3.23	NA	NA	NA	8.67	50.96	3.43	50.96	12.14	0.00	0.00	0.00
DNBK	Danvers Bancorp, Inc. of MA*	11.82	10.57	0.40	3.27	2.41	0.40	3.27	0.68	92.26	0.93	NM	118.00	13.95	133.90	NM	0.08	0.51	21.05
DCOM	Dime Community Bancshars of NY*	7.50	6.24	0.82	11.22	7.45	0.88	12.04	0.78	77.00	0.71	13.43	142.25	10.67	173.37	12.51	0.56	4.39	58.95
ESBF	ESB Financial Corp. of PA*	8.62	6.57	0.60	7.35	7.21	0.64	7.88	0.29	107.63	0.91	13.87	97.14	8.37	130.30	12.94	0.40	2.94	40.82
ESSA	ESSA Bancorp, Inc. of PA*	16.92	16.92	0.54	3.06	3.27	0.50	2.84	NA	NA	0.90	30.59	96.39	16.30	96.39	33.00	0.20	1.59	48.78
EBMT	Eagle Bancorp Montanta of MT*	15.38	15.38	0.99	NM	7.86	0.99	NM	0.77	34.81	0.48	12.72	81.77	12.58	81.77	12.72	0.27	2.69	34.18
ESBK	Elmira Svgs Bank, FSB of NY*	7.50	4.96	0.63	5.82	10.45	0.46	4.29	NA	NA	1.00	9.57	81.72	6.13	126.83	13.00	0.80	5.13	49.08
FFDF	FFD Financial Corp of Dover OH*	9.08	9.08	0.48	5.13	6.07	0.37	3.95	NA	NA	1.08	16.48	83.85	7.62	83.85	21.43	0.68	4.53	74.73
FFCO	FedFirst Fin MHC of PA (42.5)(8)	12.35	11.98	0.18	1.52	1.83	0.20	1.67	0.78	95.97	1.11	NM	80.21	9.90	83.00	NM	0.00	0.00	0.00
FSBI	Fidelity Bancorp, Inc. of PA*	5.87	5.51	-0.41	-6.18	-13.80	-0.04	-0.63	2.62	29.60	1.39	NM	52.09	3.06	55.69	NM	0.08	1.13	NM
FABK	First Advantage Bancorp of TN*	19.96	19.96	0.15	0.75	1.11	0.13	0.62	NA	NA	1.21	NM	68.57	13.68	68.57	NM	0.20	1.85	NM
FBSI	First Bancshares, Inc. of MO*	11.22	11.16	-0.40	-3.73	-6.11	-0.45	-4.17	NA	NA	1.82	NM	61.38	6.88	61.74	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN*	10.15	9.07	0.21	2.08	2.36	0.17	1.67	NA	NA	1.60	NM	88.13	8.95	99.87	NM	0.72	4.85	NM
FCLF	First Clover Leaf Fin Cp of IL*	13.08	11.16	-1.47	-10.95	-18.70	-1.43	-10.65	NA	NA	1.54	NM	61.63	8.06	73.77	NM	0.24	4.01	NM
FCFL	First Community Bk Corp of FL*	5.23	5.23	-1.39	-17.09	NM	-1.43	-17.58	NA	NA	2.00	NM	47.25	2.47	47.25	NM	0.00	0.00	NM
FDEF	First Defiance Fin. Corp of OH*	9.68	6.83	0.16	1.39	3.69	0.08	0.70	2.59	73.05	2.45	27.08	44.11	4.27	64.50	NM	0.00	0.00	0.00
FFNM	First Fed of N. Michigan of MI*	10.14	9.81	-2.79	-25.36	NM	-2.78	-25.25	NA	NA	2.03	NM	26.02	2.64	26.99	NM	0.00	0.00	NM
FFBH	First Fed. Bancshares of AR*	3.98	3.98	-5.85	NM	NM	-5.88	NM	NA	NA	6.62	NM	53.93	2.15	53.93	NM	0.00	0.00	NM
FFNW	First Fin NW, Inc of Renton WA*	15.90	15.90	-4.57	-24.29	NM	-4.63	-24.60	14.33	19.26	3.46	NM	43.06	6.85	43.06	NM	0.00	0.00	NM
FFCH	First Fin. Holdings Inc. of SC*	7.99	6.93	0.15	1.66	2.28	-0.57	-6.19	NA	NA	3.15	NM	85.80	6.85	100.00	NM	0.20	1.43	62.50
FFHS	First Franklin Corp. of OH*	7.73	7.73	-0.62	-8.13	-10.53	-1.04	-13.65	NA	NA	2.01	NM	80.30	6.21	80.30	NM	0.00	0.00	NM
FKFS	First Keystone Fin., Inc of PA(8)*	6.25	6.25	-1.00	-15.88	-16.26	-0.53	-8.46	1.72	79.30	2.21	NM	103.99	6.49	103.99	NM	0.00	0.00	NM
FPTB	First PacTrust Bancorp of CA*	8.78	8.78	0.16	1.49	3.68	0.22	2.02	NA	NA	1.91	27.21	49.47	4.34	49.47	20.11	0.20	2.16	58.82

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 28, 2010

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
	NASDAQ Listed OTC Companies (continued)																		
FPFC	First Place Fin. Corp. of OH*	6.08	5.81	-1.07	-12.70	NM	-1.39	-16.46	NA	NA	1.95	NM	41.48	2.52	43.56	NM	0.00	0.00	NM
FSFG	First Savings Fin. Grp. of IN*	10.94	9.39	0.51	3.75	6.10	0.54	3.98	NA	NA	1.19	16.40	60.07	6.57	71.24	15.46	0.00	0.00	0.00
FFIC	Flushing Fin. Corp. of NY*	8.82	8.43	0.57	6.70	5.61	0.68	7.93	2.36	23.38	0.71	17.82	114.36	10.08	120.14	15.04	0.52	3.84	68.42
FXCB	Fox Chase Bncp MHC of PA(41.0)(8)	10.83	10.83	-0.09	-0.87	-0.74	-0.19	-1.74	3.01	30.81	1.63	NM	116.85	12.65	116.85	NM	0.00	0.00	NM
GSLA	GS Financial Corp. of LA*	10.12	10.12	0.17	1.61	2.78	0.00	-0.04	3.33	30.37	1.47	35.94	58.03	5.87	58.03	NM	0.40	3.09	NM
GCBC	Green Co Bcrp MHC of NY (43.9)	9.08	9.08	1.00	11.33	7.21	1.01	11.43	NA	NA	1.32	13.87	149.72	13.60	149.72	13.75	0.70	4.43	61.40
HFFC	HF Financial Corp. of SD*	7.59	7.22	0.47	6.62	7.92	0.41	5.79	1.23	59.03	1.02	12.63	74.76	5.68	78.97	14.43	0.45	4.46	56.25
HMNF	HMN Financial, Inc. of MN*	7.18	7.18	-1.12	-11.62	NM	-1.26	-13.06	NA	NA	3.63	NM	30.99	2.22	30.99	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	16.25	16.25	-0.15	-0.90	-1.27	-0.15	-0.90	1.93	54.05	1.45	NM	71.90	11.68	71.90	NM	0.12	1.27	NM
HARL	Harleysville Svgs Fin Cp of PA*	6.13	6.13	0.54	8.97	8.15	0.57	9.48	NA	NA	0.45	12.28	106.94	6.56	106.94	11.62	0.76	5.03	61.79
HBOS	Heritage Fn Gp MHC of GA(24.4)(8)	10.74	10.49	-0.24	-2.01	-0.98	-0.34	-2.85	NA	NA	1.70	NM	207.08	22.23	212.46	NM	0.36	2.93	NM
HIFS	Hingham Inst. for Sav. of MA*	6.94	6.94	0.98	13.75	10.97	0.97	13.68	NA	NA	0.83	9.11	119.55	8.29	119.55	9.16	0.92	2.44	22.22
HBCP	Home Bancorp Inc. Lafayette LA*	25.31	25.31	0.89	3.60	3.96	1.07	4.33	0.38	138.59	0.81	25.26	89.21	22.58	89.21	20.98	0.00	0.00	0.00
HOME	Home Federal Bancorp Inc of ID*	24.30	24.30	0.84	3.18	2.55	-1.23	-4.64	NA	NA	5.46	39.26	123.37	29.98	123.37	NM	0.22	1.44	56.41
HFBC	HopFed Bancorp, Inc. of KY*	6.09	5.99	0.15	1.92	3.44	0.01	0.13	NA	NA	1.33	29.07	70.22	4.28	71.43	NM	0.48	3.84	NM
HCBK	Hudson City Bancorp, Inc of NJ*	8.82	8.58	0.93	10.45	8.25	0.89	10.05	NA	NA	0.52	12.13	123.02	10.85	126.73	12.61	0.60	4.76	57.69
IFSB	Independence FSB of DC*	3.97	3.97	-2.99	NM	NM	-2.28	NM	NA	NA	3.66	NM	35.38	1.40	35.38	NM	0.00	0.00	NM
ISBC	Investors Bcrp MHC of NJ(43.5)	10.17	9.89	0.45	4.43	2.27	0.41	4.00	NA	NA	0.91	NM	184.59	18.78	190.52	NM	0.00	0.00	0.00
JXSB	Jcksnville Bcp MHC of IL(45.9)(8)	8.84	7.97	0.48	5.64	6.34	0.24	2.86	NA	NA	1.47	15.78	86.49	7.65	96.81	31.14	0.30	2.60	41.10
JFBI	Jefferson Bancshares Inc of TN*	12.07	8.72	0.16	1.34	3.87	0.04	0.33	3.82	21.39	1.19	25.81	34.47	4.16	49.58	NM	0.00	0.00	0.00
KFED	K-Fed Bancorp MHC of CA (33.4)	10.42	10.00	0.29	2.72	1.90	0.32	3.01	3.54	40.59	1.67	NM	142.86	14.88	149.48	NM	0.44	4.40	NM
KFFB	KY Fst Fed Bp MHC of KY (39.9)	24.31	19.31	0.00	0.00	0.00	0.00	0.00	1.30	54.31	0.87	NM	134.28	32.64	180.18	NM	0.40	4.04	NM
KRNY	Kearny Fin Cp MHC of NJ (26.5)	21.40	18.43	0.29	1.29	1.02	0.32	1.43	NA	NA	0.82	NM	125.57	26.87	151.29	NM	0.20	2.28	NM
LSBX	LSB Corp of No. Andover MA*	7.69	7.69	0.57	6.58	8.29	0.41	4.69	1.36	66.21	1.34	12.07	88.53	6.81	88.53	16.93	0.36	2.95	35.64
LSBI	LSB Fin. Corp. of Lafayette IN*	9.21	9.21	0.18	2.00	3.77	0.05	0.50	5.09	21.76	1.26	26.50	52.95	4.87	52.95	NM	0.50	4.29	NM
LPSB	LaPorte Bancrp MHC of IN(45.6)	11.87	9.88	0.68	5.57	7.87	0.42	3.40	1.62	53.95	1.35	12.71	69.12	8.20	84.94	20.83	0.00	0.00	0.00
LSBK	Lake Shore Bnp MHC of NY(41.3)	12.87	12.87	0.59	4.53	5.13	0.61	4.64	NA	NA	0.62	19.51	87.53	11.27	87.53	19.05	0.24	3.00	58.54
LEGC	Legacy Bancorp, Inc. of MA*	12.72	11.63	-0.87	-6.75	-10.84	-0.27	-2.13	2.06	41.59	1.25	NM	63.48	8.07	70.30	NM	0.20	2.28	NM
LABC	Louisiana Bancorp, Inc. of LA*	22.00	22.00	0.73	3.09	3.57	0.69	2.91	0.85	61.56	1.03	28.02	92.74	20.40	92.74	29.73	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (41.8)	11.06	11.06	0.12	1.03	1.01	0.15	1.28	NA	NA	0.96	NM	103.52	11.45	103.52	NM	0.12	1.51	NM
MGYR	Magyar Bancorp MHC of NJ(44.5)	7.31	7.31	-0.41	-5.69	-9.32	-0.57	-7.82	NA	NA	1.34	NM	61.64	4.50	61.64	NM	0.00	0.00	NM
MLVF	Malvern Fed Bncp MHC PA(45.0)	9.78	9.78	-0.16	-1.58	-2.14	-0.16	-1.58	6.10	19.40	1.41	NM	75.45	7.38	75.45	NM	0.12	1.43	NM
MFLR	Mayflower Bancorp, Inc. of MA*	8.01	8.01	0.47	5.82	7.28	0.26	3.22	NA	NA	0.98	13.73	78.07	6.26	78.07	24.81	0.24	3.12	42.86
EBSB	Meridian Fn Serv MHC MA (43.4)	11.94	11.31	0.60	3.90	2.97	0.56	3.67	2.85	21.70	0.92	33.71	126.21	15.07	134.19	35.81	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	6.22	5.96	0.34	6.18	3.18	0.19	3.50	NA	NA	4.38	31.48	156.71	9.75	164.05	NM	0.52	1.67	52.53
MFSF	MutualFirst Fin. Inc. of IN*	6.63	6.28	0.06	0.70	1.70	0.09	1.02	2.44	45.88	1.59	NM	54.25	3.60	57.46	NM	0.24	3.13	NM
NASB	NASB Fin, Inc. of Grandview MO*	10.67	10.52	1.21	11.81	13.93	-0.19	-1.89	NA	NA	NA	7.18	80.80	8.62	82.12	NM	0.90	5.27	37.82
NECB	NE Comm Bncrp MHC of NY (45.0)	20.84	20.56	-0.52	-2.42	-3.47	-0.50	-2.30	9.54	12.92	1.62	NM	70.67	14.73	71.91	NM	0.12	2.08	NM
NHTB	NH Thrift Bancshares of NH*	8.44	5.50	0.71	7.41	10.85	0.36	3.77	NA	NA	1.62	9.21	75.16	6.35	119.03	18.11	0.52	5.04	46.43
NVSL	Naug Vlly Fin MHC of CT (40.5)(8)	8.99	8.98	0.36	3.99	4.03	0.36	3.99	2.00	42.55	0.99	24.82	96.26	8.65	96.39	24.82	0.12	1.73	42.86
NFSB	Newport Bancorp, Inc. of RI*	11.09	11.09	0.18	1.58	1.81	0.24	2.08	0.39	194.45	0.98	NM	89.27	9.90	89.27	NM	0.00	0.00	0.00
FFFD	North Central Bancshares of IA*	8.53	8.53	0.55	5.26	10.57	0.52	5.06	3.58	47.86	2.10	9.46	61.45	5.24	61.45	9.83	0.04	0.23	2.15
NFBK	Northfield Bcp MHC of NY(45.1)	18.88	18.25	0.65	3.23	1.99	0.63	3.11	2.88	28.39	2.33	NM	160.49	30.30	167.32	NM	0.20	1.38	68.97
NWBI	Northwest Bancshares Inc of PA*	16.10	14.22	0.44	3.67	2.58	0.67	5.50	NA	NA	1.38	38.77	98.89	15.92	114.47	25.84	0.40	3.44	NM
OBAF	OBA Financial Serv. Inc of MD*	19.72	19.72	-0.30	NM	-2.27	-0.10	NM	NA	NA	0.49	NM	67.73	13.35	67.73	NM	0.00	0.00	NM
OSHC	Ocean Shore Holding Co. of NJ*	12.62	12.62	0.62	5.84	5.68	0.71	6.68	NA	NA	0.54	17.62	82.28	10.38	82.28	15.42	0.24	2.16	38.10
OCFC	OceanFirst Fin. Corp of NJ*	8.51	8.51	0.67	7.79	5.81	0.63	7.24	NA	NA	0.94	17.23	123.04	10.47	123.04	18.53	0.48	3.92	67.61
OABC	OmniAmerican Bancorp Inc of TX*	18.04	18.04	0.09	0.66	0.69	-0.10	-0.74	3.02	26.27	1.25	NM	69.76	12.58	69.76	NM	0.00	0.00	0.00
ONFC	Oneida Financl MHC of NY(44.9)(8)	9.59	5.66	0.63	6.34	5.29	0.94	9.52	0.09	591.40	1.11	18.91	119.51	11.46	211.17	12.61	0.48	5.52	NM
ORIT	Oritani Fin Cp MHC of NJ(25.7)(8)	12.37	12.37	0.72	5.72	2.60	0.78	6.17	NA	NA	1.70	38.39	212.68	26.31	212.68	35.59	0.30	2.06	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	8.94	7.56	-0.96	-11.25	-17.36	0.47	5.55	2.63	18.50	0.92	NM	60.32	5.39	72.39	11.69	0.00	0.00	NM
PVFC	PVF Capital Corp. of Solon OH*	9.60	9.60	-0.43	-6.33	-6.88	-0.97	-14.35	NA	NA	4.69	NM	64.88	6.23	64.88	NM	0.00	0.00	NM
PBCI	Pamrapo Bancorp, Inc. of NJ(8)*	8.75	8.75	-1.27	-14.43	-19.81	-0.54	-6.08	NA	NA	1.66	NM	76.18	6.67	76.18	NM	0.00	0.00	NM
PFED	Park Bancorp of Chicago IL*	10.61	10.61	-1.97	-17.68	NM	-1.92	-17.20	NA	NA	2.16	NM	22.94	2.43	22.94	NM	0.00	0.00	NM
PVSA	Parkvale Financial Corp of PA*	6.18	4.74	0.23	2.98	9.64	0.42	5.33	NA	NA	1.68	10.37	39.62	2.45	52.50	5.79	0.20	2.38	24.69
PBHC	Pathfinder BC MHC of NY (36.3)	6.20	5.26	0.39	5.54	9.05	0.41	5.84	NA	NA	1.25	11.05	65.28	4.05	77.68	10.50	0.12	1.90	21.05
PBCT	Peoples United Financial of CT*	25.37	18.73	0.44	1.79	1.79	0.42	1.72	NA	NA	1.13	NM	94.78	24.05	139.84	NM	0.62	4.44	NM
PROV	Provident Fin. Holdings of CA*	8.85	8.85	-0.05	-0.68	-1.06	-0.92	-11.64	8.65	41.83	4.10	NM	60.46	5.35	60.46	NM	0.04	0.61	NM
PBNY	Provident NY Bncrp, Inc. of NY*	14.39	9.27	0.84	5.80	6.93	0.49	3.40	1.04	99.63	1.82	14.43	83.62	12.03	137.52	24.57	0.24	2.64	38.10
PBIP	Prudential Bncp MHC PA (29.3)	10.66	10.66	0.33	2.99	2.62	0.45	4.05	NA	NA	0.95	38.24	120.37	12.83	120.37	28.26	0.20	3.08	NM
PULB	Pulaski Fin Cp of St. Louis MO*	6.03	5.75	0.40	5.28	8.51	-0.19	-2.50	5.51	29.00	1.76	11.75	78.92	4.76	82.92	NM	0.38	5.67	66.67
RIVR	River Valley Bancorp of IN*	6.67	6.66	0.45	6.38	8.29	0.33	4.68	NA	NA	1.08	12.07	79.91	5.33	80.00	16.47	0.84	6.00	72.41
RVSB	Riverview Bancorp, Inc. of WA*	10.01	7.14	-0.62	-6.19	-16.67	-0.58	-5.82	NA	NA	2.95	NM	39.06	3.91	56.50	NM	0.00	0.00	NM
RCKB	Rockville Fin MHC of CT (42.9)	10.26	10.19	0.69	6.99	4.73	0.63	6.38	1.13	75.77	0.98	21.16	142.05	14.57	143.06	23.19	0.24	1.99	42.11
ROMA	Roma Fin Corp MHC of NJ (27.0)	15.74	15.73	0.27	1.58	0.95	0.39	2.30	NA	NA	1.09	NM	165.47	26.05	165.71	NM	0.32	2.77	NM
ROME	Rome Bancorp, Inc. of Rome NY*	18.64	18.64	1.06	5.87	5.71	1.04	5.76	NA	NA	0.76	17.50	101.11	18.84	101.11	17.84	0.36	3.96	69.23

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 28, 2010

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
SIFI SI Fin Gp Inc MHC of CT (38.2)	9.04	8.59	0.09	1.08	1.08	0.11	1.23	1.17	46.51	0.79	NM	96.15	8.69	101.56	NM	0.12	1.85	NM
SVBI Severn Bancorp, Inc. of MD*	8.11	8.08	-1.64	-14.47	-27.07	-1.64	-14.47	13.49	26.40	4.09	NM	75.58	6.13	75.87	NM	0.00	0.00	NM
SUPR Superior Bancorp of AL(8)*	5.59	5.15	-0.72	-10.32	NM	-0.78	-11.26	10.83	11.92	1.69	NM	17.86	1.00	19.50	NM	0.00	0.00	NM
THRD TF Fin. Corp. of Newtown PA*	10.11	9.54	0.59	5.93	7.52	0.51	5.18	NA	NA	1.16	13.31	77.26	7.81	82.41	15.25	0.80	3.83	50.96
TFSL TFS Fin Corp MHC of OH (26.5)	16.31	16.24	0.09	0.53	0.23	-0.03	-0.18	3.36	28.88	1.12	NM	233.10	38.01	234.34	NM	0.28	2.11	NM
TBNK Territorial Bancorp, Inc of HI*	15.62	15.62	0.54	4.33	3.09	0.78	6.25	0.28	41.41	0.27	32.36	109.73	17.14	109.73	22.43	0.20	1.01	32.79
TSBK Timberland Bancorp, Inc. of WA*	9.55	8.76	-0.41	-3.30	-10.07	-0.30	-2.42	7.82	29.45	3.00	NM	41.45	3.96	45.58	NM	0.04	0.98	NM
TRST TrustCo Bank Corp NY of NY*	6.73	6.73	0.78	11.67	5.94	0.78	11.67	1.50	70.87	1.73	16.84	191.10	12.86	191.10	16.84	0.25	4.01	67.57
UCBA United Comm Bncp MHC IN (40.8)	12.66	12.66	0.19	1.41	1.34	0.17	1.27	NA	NA	1.70	NM	105.34	13.34	105.34	NM	0.44	5.87	NM
UCFC United Community Fin. of OH*	9.41	9.38	-1.04	-11.07	NM	-1.22	-12.96	8.65	24.23	2.55	NM	25.50	2.40	25.58	NM	0.00	0.00	NM
UBNK United Financial Bncrp of MA*	14.82	14.36	0.39	2.44	2.36	0.58	3.59	1.22	52.13	0.87	NM	101.27	15.01	105.12	28.85	0.28	2.06	NM
UWBK United Western Bncp, Inc of CO*	5.16	5.16	-2.83	-48.48	NM	-1.97	-33.74	NA	NA	2.93	NM	26.58	1.37	26.58	NM	0.00	0.00	NM
VPFG ViewPoint Finl MHC of TX(43.1)(8)	8.42	8.38	0.18	2.10	1.07	0.01	0.12	0.61	85.88	0.87	NM	189.73	15.98	190.87	NM	0.20	1.26	NM
WSB WSB Holdings, Inc. of Bowie MD*	12.36	12.36	-0.88	-7.34	-13.33	-0.84	-7.05	NA	NA	2.83	NM	54.43	6.73	54.43	NM	0.00	0.00	NM
WSFS WSFS Financial Corp. of DE*	6.67	6.34	-0.12	-1.56	-1.59	-0.07	-0.90	2.17	68.95	2.26	NM	112.50	7.51	118.79	NM	0.48	1.19	NM
WVFC WVS Financial Corp. of PA*	7.72	7.72	0.23	2.96	3.32	0.27	3.50	0.43	39.83	1.09	30.11	93.77	7.24	93.77	25.48	0.64	4.83	NM
WFSL Washington Federal, Inc. of WA*	13.16	11.51	0.81	6.17	5.27	1.17	8.95	NA	NA	2.05	18.99	107.00	14.08	124.59	13.09	0.20	1.16	21.98
WSBF Waterstone Fin MHC of WI(26.2)	9.23	9.23	-0.33	-3.66	-5.45	-0.73	-8.04	9.86	17.38	2.19	NM	67.34	6.22	67.34	NM	0.00	0.00	NM
WAYN Wayne Savings Bancshares of OH*	9.12	8.64	0.55	6.19	8.97	0.54	6.03	NA	NA	1.12	11.15	66.96	6.10	71.00	11.46	0.24	2.91	32.43
WFD Westfield Fin. Inc. of MA*	20.46	20.46	0.47	2.21	2.23	0.52	2.44	NA	NA	1.62	NM	102.53	20.98	102.53	NM	0.20	2.35	NM

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
2000:	Quarter 1	10921.9	1498.6	4572.8	545.6	421.24
	Quarter 2	10447.9	1454.6	3966.1	567.8	387.37
	Quarter 3	10650.9	1436.5	3672.8	718.3	464.64
	Quarter 4	10786.9	1320.3	2470.5	874.3	479.44
2001:	Quarter 1	9878.8	1160.3	1840.3	885.2	459.24
	Quarter 2	10502.4	1224.4	2160.5	964.5	493.70
	Quarter 3	8847.6	1040.9	1498.8	953.9	436.60
	Quarter 4	10021.5	1148.1	1950.4	918.2	473.67
2002:	Quarter 1	10403.9	1147.4	1845.4	1006.7	498.30
	Quarter 2	9243.3	989.8	1463.2	1121.4	468.91
	Quarter 3	7591.9	815.3	1172.1	984.3	396.80
	Quarter 4	8341.6	879.8	1335.5	1073.2	419.10
2003:	Quarter 1	7992.1	848.2	1341.2	1096.2	401.00
	Quarter 2	8985.4	974.5	1622.8	1266.6	476.07
	Quarter 3	9275.1	996.0	1786.9	1330.9	490.90
	Quarter 4	10453.9	1112.0	2003.4	1482.3	548.60
2004:	Quarter 1	10357.7	1126.2	1994.2	1585.3	562.20
	Quarter 2	10435.5	1140.8	2047.8	1437.8	546.62
	Quarter 3	10080.3	1114.6	1896.8	1495.1	556.00
	Quarter 4	10783.0	1211.9	2175.4	1605.6	595.10
2005:	Quarter 1	10503.8	1180.6	1999.2	1516.6	551.00
	Quarter 2	10275.0	1191.3	2057.0	1577.1	563.27
	Quarter 3	10568.7	1228.8	2151.7	1527.2	546.30
	Quarter 4	10717.5	1248.3	2205.3	1616.4	582.80
2006:	Quarter 1	11109.3	1294.8	2339.8	1661.1	595.50
	Quarter 2	11150.2	1270.2	2172.1	1717.9	601.14
	Quarter 3	11679.1	1335.9	2258.4	1727.1	634.00
	Quarter 4	12463.2	1418.3	2415.3	1829.3	658.60
2007:	Quarter 1	12354.4	1420.9	2421.6	1703.6	634.40
	Quarter 2	13408.6	1503.4	2603.2	1645.9	622.63
	Quarter 3	13895.6	1526.8	2701.5	1523.3	595.80
	Quarter 4	13264.8	1468.4	2652.3	1058.0	492.85
2008:	Quarter 1	12262.9	1322.7	2279.1	1001.5	442.5
	Quarter 2	11350.0	1280.0	2293.0	822.6	332.2
	Quarter 3	10850.7	1166.4	2082.3	760.1	414.8
	Quarter 4	8776.4	903.3	1577.0	653.9	268.3
2009:	Quarter 1	7608.9	797.9	1528.6	542.8	170.1
	Quarter 2	8447.0	919.3	1835.0	538.8	227.6
	Quarter 3	9712.3	1057.1	2122.4	561.4	282.9
	Quarter 4	10428.1	1115.1	2269.2	587.0	260.8
2010:	Quarter 1	10856.6	1169.4	2398.0	626.3	301.1
	As of May 28, 2010	10136.6	1089.4	2257.0	594.2	279.8

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices



SNL ThriftInvestor™

Index Values

	Index Values				Price Appreciation (%)		
	05/28/10	04/30/10	12/31/09	05/29/09	1 Month	YTD	LTM
All Pub. Traded Thrifts	594.2	639.0	587.0	553.7	-7.00	1.24	7.32
MHC Index	3,178.1	3,414.2	2,962.4	3,001.5	-6.91	7.28	5.89
Stock Exchange Indexes							
NYSE-Alt Thrifts	330.3	334.7	331.6	370.3	-1.31	-0.41	-10.82
NYSE Thrifts	120.1	127.7	110.2	90.5	-5.96	8.96	32.68
OTC Thrifts	1,586.6	1,711.9	1,597.4	1,558.9	-7.32	-0.68	1.78
Geographic Indexes							
Mid-Atlantic Thrifts	2,513.9	2,632.4	2,420.4	2,131.1	-4.50	3.86	17.96
Midwestern Thrifts	2,182.0	2,438.8	2,084.0	2,354.4	-10.53	4.71	-7.32
New England Thrifts	1,541.0	1,685.2	1,682.2	1,653.7	-8.56	-8.39	-6.81
Southeastern Thrifts	288.0	309.6	238.6	281.5	-6.97	20.71	2.33
Southwestern Thrifts	336.3	357.6	339.0	383.0	-5.96	-0.79	-12.18
Western Thrifts	55.1	62.7	56.6	43.8	-12.13	-2.56	25.91
Asset Size Indexes							
Less than $250M	789.6	787.1	810.0	878.6	0.31	-2.52	-10.14
$250M to $500M	2,483.9	2,502.6	2,247.4	2,446.3	-0.74	10.53	1.54
$500M to $1B	1,184.6	1,235.6	1,096.7	1,161.3	-4.13	8.02	2.01
$1B to $5B	1,472.9	1,574.4	1,393.3	1,433.8	-6.45	5.71	2.72
Over $5B	298.9	323.5	301.5	272.8	-7.61	-0.87	9.57
Pink Indexes							
Pink Thrifts	146.4	149.3	142.1	158.6	-1.90	3.06	-7.67
Less than $75M	437.5	458.2	406.8	510.9	-4.51	7.54	-14.36
Over $75M	146.9	149.6	142.8	158.4	-1.78	2.86	-7.22
Comparative Indexes							
Dow Jones Industrials	10,136.6	11,008.6	10,428.1	8,500.3	-7.92	-2.79	19.25
S&P 500	1,089.4	1,186.7	1,115.1	919.1	-8.20	-2.30	18.52

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
Texas Thrift Acquisitions 2004-Present

						Target Financials at Announcement							Deal Terms and Pricing at Announcement						
Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	Tangible E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
01/28/2010	Pending	Steele Financial Corporation		East Texas Financial Services, Inc.	TX	247,417	8.66	7.83	0.27	3.16	1.11	58.91	23.5	18.000	109.82	122.20	34.62	9.51	4.67
01/15/2010	Pending	Management group		Bank of Las Colinas	TX	43,810	12.69	12.64	-3.00	-20.17	0.00	NA	4.0	NA	141.11	141.65	NM	17.90	7.31
11/27/2006	04/23/2007	Woodforest Financial Group	TX	Olympic Savings Association SSB	TX	17,426	13.49	13.49	0.55	4.06	0.00	NA	4.5	NA	191.41	191.41	47.37	25.82	20.54
05/09/2005	11/04/2005	Broadway Bancshares Inc.	TX	Balcones Bank, SSB	TX	113,574	7.50	7.50	0.87	12.02	0.21	218.88	NA	NA	NA	NA	NA	NA	NA
10/25/2004	03/01/2005	Prosperity Bancshares Inc.	TX	First Capital Bankers, Inc.	TX	773,566	7.75	5.11	0.33	NA	0.92	NA	135.7	NA	226.32	353.26	52.68	17.54	17.47
10/08/2004	01/14/2005	Texas Regional Bancshares Inc.	TX	Mercantile Bank & Trust, FSB	TX	176,941	7.97	7.97	0.32	4.04	0.03	NM	35.6	NA	252.66	252.66	63.08	20.14	31.63
08/24/2004	03/31/2005	Citigroup Inc.	NY	First American Bank, SSB	TX	3,494,293	9.91	8.73	1.24	13.42	1.02	132.46	NA	NA	NA	NA	NA	NA	NA
05/12/2004	08/01/2004	Prosperity Bancshares Inc.	TX	Village Bank & Trust, S.S.B.	TX	108,389	9.43	9.18	0.93	9.68	1.48	166.67	20.2	NA	197.61	203.63	20.12	18.64	12.55
01/14/2004	06/28/2004	HGroup Acquisition Co.	TX	Heritage Bancshares, Inc.	TX	52,892	14.92	14.92	-0.09	-0.58	4.46	26.56	12.4	26.250	157.47	157.47	NM	23.49	12.71
				Average:		558,701	10.26	9.71	0.16	3.20	1.03	120.70			182.34	203.18	43.57	19.01	15.27
				Median:		113,574	9.43	8.73	0.33	4.05	0.92	132.46			191.41	191.41	47.37	18.64	12.71

Source: SNL Financial, LC.

EXHIBIT IV-5

SharePlus Federal Bank
Director and Senior Management Summary Resumes

Exhibit IV-5
SharePlus Federal Bank
Director and Senior Management Summary Resumes

Directors

Paul Zmigrosky is group vice president of strategic sourcing for PepsiCo Americas Foods, which includes Frito-Lay North America. He is responsible for procurement, logistics and supply chain management for all raw materials, contract manufactured finished goods, and other goods and services to support Frito-Lay's U.S. and Canadian operations and Quaker Foods, as well as all procurement and commodity risk management for PepsiCo's global commodity and ingredient requirements. Mr. Zmigrosky has been with PepsiCo for more than 30 years, and has held numerous leadership positions in both operations and finance as well as strategic sourcing. He graduated from Duquesne University in Pittsburgh and holds an MBA from the University of Texas. He also is a member of the Dallas Zoological Society board of directors and has served on Texas Gov. Rick Perry's Competitiveness Council. Mr. Zmigrosky's executive management experience provides the Board with general business acumen. Additionally, his years of experience with one of the Bank's former sponsor companies provide the Board with insight as to how to best service the banking needs of this part of the Bank's customer base.

Richard C. Holland is President and founder of Holland Advisors, a management consulting firm, a position he has held since 2006. Prior to starting his firm, Mr. Holland was a senior manager at The Boston Consulting Group, and co-leader of the firm's diversity practice. He received his BS in Engineering Physics from Cornell University, an MS in Nuclear Engineering from MIT, and an MBA in Finance from Columbia University. Mr. Holland's management consulting experience and his educational background in finance provide the Board with valuable insight into strategic business decisions for SharePlus Federal Bank.

Jeffrey Weaver is President and Chief Executive Officer of SharePlus Federal Bank, a position he has held since July 2005. Previously, he served as an Executive Vice President of a multi-billion dollar bank in Dallas, Texas. Mr. Weaver has over 30 years of diverse banking and management experience with both national and regional banking institutions, including assignments in marketing, sales, lending, operations and technology, investment services, cash management, and acquisitions and divestitures. He earned his B.A. at Southwestern University in Georgetown, Texas, and his MBA from Baylor University in Waco, Texas. Mr. Weaver's significant local banking experience and continued participation in the financial industry trade associations provides the Board with a perspective on the day-to-day operations of SharePlus Federal Bank and assists the Board in assessing the trends and developments in the financial institutions industry on a local and national basis.

Carl W. Forsythe is the President and CEO of Globe Composite Solutions, Ltd., a privately-held manufacturer of high-performance composite components for industrial and military applications. He has held that position since 2002. Mr. Forsythe has held numerous executive positions at both private and public companies including: KISCO, a boutique venture capital company; Advanta Mortgage Company; Home Savings/H.F. Ahmanson; Bank One, Michigan National Bank and Comerica Bank. Mr. Forsythe began his career at Ford Motor Company. He holds a BA degree (biochemistry) from Columbia University and an MBA (finance) from Cornell University. Mr. Forsythe's executive management experience in numerous enterprises, including financial institution service providers provides the Board with general business acumen.

Exhibit IV-5 (continued)
SharePlus Federal Bank
Director and Senior Management Summary Resumes

Jeffrey Williams is an attorney and partner at the law firm Williams Anderson LLP in Dallas, a position he has held since 2009. He was previously an associate attorney with the law firm Vinson & Elkins in Houston. He holds a BBA in International Business and Entrepreneurship from Baylor University, and graduated cum laude from Georgetown University Law Center. Mr. William's legal experience provides the Board with insight on legal matters involving SharePlus Federal Bank, and his local contacts with customers and businesses assists the Bank with business generation and product offerings.

David Rader recently retired as Executive Vice President for Frito-Lay North America, a leader of PepsiCo's Financial Team. He served in this position since 1998. He earned both his BS in Electrical Engineering and his MBA from Ohio State University. Mr. Rader's executive management experience provides the Board with general business acumen. Additionally, his years of experience with one of the Bank's former sponsor companies provide the Board with insight as to how to best service the banking needs of this part of the Bank's customer base.

P. Stan Keith is President and Chief Executive Officer of Promettre International Ventures, Inc., a closely held investment corporation involved in angel, early-stage private equity ventures, strategic real estate development financings, and proprietary trading platforms. He has served in this position since 1992. He was a co-founder of CompUSA, Inc. and served from 1987-1992 as Executive Vice-President-Finance, Chief Financial Officer, Secretary and Treasurer. Mr. Keith is a Certified Public Accountant (Texas) and received his BBA in Accounting from the University of Oklahoma. Mr. Keith's experience in managing the operations of business enterprises provides the Board with general business acumen, and his specific experience in the area of real estate development financing assists the Board in assessing the relative values of prospective investments for the Bank. Additionally, Mr. Keith's background as a certified public accountant provides the Board insight into the accounting and reporting issues faced by SharePlus Federal Bank and in assessing strategic transactions involving the Bank.

Christopher Cozby is Senior Vice President at CB Richard Ellis, a commercial firm based in Los Angeles offering a full range of services for property owners, occupiers and investors, where he in charge of Retail Investments Sales for Texas and the surrounding southwest states. He has served in that position since April 2010. He is the founder of Thackeray Partners, a real estate private equity firm. Mr. Cozby graduated from the University of Texas with a Liberal Arts degree in Economics. Mr. Cozby's experience with local and regional real estate sales and development provides the Board with assistance in assessing local real estate values, trends and developments, in identifying potential new lending customers and in assessing the relative risk of projects and properties securing loans made by SharePlus Federal Bank.

David Stephens is President and Chief Executive Officer of Stephens Dealership Management Group, an automobile dealership management company located in Plano, Texas, that includes Millennium Motor Cars of Plano, Millennium Audi of Houston, and other related businesses. Mr. Stephens has served in this position since ____. He is active in the local United Negro College Fund, American Cancer Society, Crystal Charity Ball, Dallas Museum of Art, TACA, and the African American Museum, among others. Mr. Stephens received his BS in Business Administration from Southern University. Mr. Stephens' experience in managing the operations of a business enterprise provides the Board with general business acumen.

Exhibit IV-5 (continued)
SharePlus Federal Bank
Director and Senior Management Summary Resumes

Executive Officers Who Are Not Also Directors

Suzanne C. Salls is Senior Vice President/Chief Financial Officer of SharePlus Federal Bank, a position she has held since 2005. She has over 25 years of experience in the financial services industry. She began her career as an auditor with KPMG and later transitioned into banking, serving various accounting and management roles in several Texas Community banks. She is a Certified Public Accountant and obtained a Bachelor of Business Administration in Accounting from Texas Tech University, where she graduated cum laude.

Jerry Sanders is Senior Vice President Commercial Lending of SharePlus Federal Bank, a position he has held since 2009. Prior to this appointment, Mr. Sanders served as Market President for the Dallas and McKinney markets for First United Bank and Trust. He has over 30 years of banking experience, including serving as Market President for two regional banks headquartered in the Dallas / Fort Worth area. He devotes much of his time to the community through involvement in volunteer and professional organizations. He earned his Bachelor of Science in Finance from Oklahoma State University and attended the LSU Graduate School of Banking.

Gaye Rowland is Senior Vice President Retail Lending of SharePlus Federal Bank, a position she has held since 2007. Prior to this appointment, she ran her own mortgage company for several years and managed lending for several Dallas banks. She has over 30 years' experience in the banking industry. Ms. Rowland attended Illinois State University, Arizona State University and several banking schools, including Risk Management Association and Bank Administration Institute.

EXHIBIT IV-6

SharePlus Federal Bank
Pro Forma Regulatory Capital Ratios

Exhibit IV-6
SharePlus Federal Bank
Pro Forma Regulatory Capital Ratios

	SharePlus Federal Bank Historical at March 31, 2010		Pro Forma at March 31, 2010, Based Upon the Sale in the Offering of							
			1,275,000 Shares		1,500,000 Shares		1,725,000 Shares		1,983,750 Shares (1)	
	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)
					(Dollars in thousands)					
Equity (4).............	$ 17,007	7.49%	$ 21,732	9.33%	$ 22,661	9.68%	$ 23,591	10.03%	$ 24,659	10.43%
Tangible capital (4)	$ 16,752	7.38%	$ 21,477	9.23%	$ 22,406	9.58%	$ 23,336	9.93%	$ 24,404	10.33%
Tangible requirement..	3,404	1.50	3,490	1.50	3,507	1.50	3,523	1.50	3,543	1.50
Excess.................	$ 13,348	5.88%	$ 17,987	7.73%	$ 18,899	8.08%	$ 19,813	8.43%	$ 20,861	8.83%
Core capital (4)......	$ 16,752	7.38%	$ 21,477	9.23%	$ 22,406	9.58%	$ 23,336	9.93%	$ 24,404	10.33%
Core requirement (5).................	9,077	4.00	9,307	4.00	9,351	4.00	9,396	4.00	9,447	4.00
Excess.................	$ 7,675	3.38%	$ 12,170	5.23%	$ 13,055	5.58%	$ 13,940	5.93%	$ 14,957	6.33%
Tier 1 risk-based capital (3) (4).......	$ 16,752	12.48%	$ 21,477	15.66%	$ 22,406	16.28%	$ 23,336	16.88%	$ 24,404	17.57%
Risk-based requirement...........	5,370	4.00	5,484	4.00	5,507	4.00	5,529	4.00	5,554	4.00
Excess.................	$ 11,382	8.48%	$ 15,993	11.66%	$ 16,899	12.28%	$ 17,807	12.88%	$ 18,850	13.57%
Total risk-based capital (3) (4).......	$ 17,774	13.24%	$ 22,499	16.41%	$ 23,428	17.02%	$ 24,358	17.62%	$ 25,426	18.31%
Risk-based requirement...........	10,739	8.00	10,969	8.00	11,013	8.00	11,058	8.00	11,109	8.00
Excess.................	$ 7,035	5.24%	$ 11,530	8.41%	$ 12,415	9.02%	$ 13,300	9.62%	$ 14,317	10.31%
Reconciliation of capital infused into SharePlus Federal Bank:										
Net proceeds...			$ 5,745		$ 6,854		$ 7,964		$ 9,239	
Less: Common stock to be acquired by employee stock ownership plan..................			(1,020)		(1,200)		(1,380)		(1,587)	
Pro forma increase......................................			$ 4,725		$ 5,654		$ 6,584		$ 7,652	

(1) As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(2) Tangible and core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(3) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 50% risk weighting.

(4) Pro forma capital levels assume that the employee stock ownership plan purchases 8% of the shares of common stock to be outstanding immediately following the stock offering with funds we lend. Pro forma GAAP and regulatory capital have been reduced by the amounts required to fund this plans. See "Management of SP Bancorp, Inc." for a discussion of the employee stock ownership plan.

(5) The current Office of Thrift Supervision core capital requirement for financial institutions is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.

Source: SharePlus Federal's prospectus.

EXHIBIT IV-7

SharePlus Federal Bank
Pro Forma Analysis Sheet

Exhibit IV-7
PRO FORMA ANALYSIS SHEET
SharePlus Federal Bank
Prices as of May 28, 2010

Price Multiple		Symbol	Subject (1)	Peer Group Average	Peer Group Median	Texas Companies Average	Texas Companies Median	All Publicly-Traded Average	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	NM x	14.61x	12.07x	NM	NM	18.56x	16.40x
Price-core earnings ratio (x)		P/Core	NM x	15.83x	13.80x	NM	NM	16.60x	15.25x
Price-book ratio (%)	=	P/B	51.87%	69.06%	67.77%	69.76%	69.76%	76.73%	76.18%
Price-tangible book ratio (%)	=	P/TB	51.87%	72.27%	71.12%	69.76%	69.76%	85.20%	80.30%
Price-assets ratio (%)	=	P/A	6.27%	8.10%	6.34%	12.58%	12.58%	8.54%	6.85%

Valuation Parameters

Pre-Conversion Earnings (Y)	$36,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	($268,000)	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$17,007,000	ESOP Amortization (T)	20.00 years
Pre-Conv. Tang. Book Val. (TB)	$17,007,000	RRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$227,184,000	RRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	2.55%	Foundation (F)	0.00%
Est. Conversion Expenses (3)(X)	8.61%	Tax Benefit (Z)	0
Tax Rate (TAX)	38.00%	Percentage Sold (PCT)	100.00%
Shares Tax	$0	Option (O1)	10.00% (6)
		Estimated Option Value (O2)	43.60% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= NM

2. $V = \frac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= NM

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $15,000,000

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $15,000,000

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $15,000,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	1,983,750	10.00	$ 19,837,500	0	1,983,750	$ 19,837,500
Maximum	1,725,000	10.00	17,250,000	0	1,725,000	17,250,000
Midpoint	1,500,000	10.00	15,000,000	0	1,500,000	15,000,000
Minimum	1,275,000	10.00	12,750,000	0	1,275,000	12,750,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 2.55 percent and a tax rate of 38.0 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 20 years and 5 years, respectively; amortization expenses tax effected at 38.0 percent.
(6) 10 percent option plan with an estimated Black-Scholes valuation of 43.60 percent of the exercise price, including a 5 year vesting with 25 percent of the options (granted to directors) tax effected at 38.0 percent.

EXHIBIT IV-8

SharePlus Federal Bank
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
SharePlus Federal Bank
At the Minimum

1. Pro Forma Market Capitalization	$12,750,000
Less: Foundation Shares	-
2. Offering Proceeds	$12,750,000
Less: Estimated Offering Expenses	1,260,950
Net Conversion Proceeds	$11,489,050

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$11,489,050
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	1,530,000
Net Proceeds Reinvested	$9,959,050
Estimated net incremental rate of return	1.58%
Reinvestment Income	$157,453
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	31,620
Less: Amortization of Options (4)	100,618
Less: Recognition Plan Vesting (5)	63,240
Net Earnings Impact	($38,025)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2010 (reported)	$36,000	($38,025)	($2,025)
12 Months ended March 31, 2010 (core)	($268,000)	($38,025)	($306,025)

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2010	$17,007,000	$9,959,050	$0	$26,966,050
March 31, 2010 (Tangible)	$17,007,000	$9,959,050	$0	$26,966,050

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2010	$227,184,000	$9,959,050	$0	$237,143,050

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 38.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 38.0 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
SharePlus Federal Bank
At the Midpoint

1. Pro Forma Market Capitalization	$15,000,000
Less: Foundation Shares	-
2. Offering Proceeds	$15,000,000
Less: Estimated Offering Expenses	1,292,000
Net Conversion Proceeds	$13,708,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$13,708,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	1,800,000
Net Proceeds Reinvested	$11,908,000
Estimated net incremental rate of return	1.58%
Reinvestment Income	$188,265
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	37,200
Less: Amortization of Options (4)	118,374
Less: Recognition Plan Vesting (5)	74,400
Net Earnings Impact	($41,709)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2010 (reported)	$36,000	($41,709)	($5,709)
12 Months ended March 31, 2010 (core)	($268,000)	($41,709)	($309,709)

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2010	$17,007,000	$11,908,000	$0	$28,915,000
March 31, 2010 (Tangible)	$17,007,000	$11,908,000	$0	$28,915,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2010	$227,184,000	$11,908,000	$0	$239,092,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 38.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 38.0 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
SharePlus Federal Bank
At the Maximum Value

1. Pro Forma Market Capitalization	$17,250,000
Less: Foundation Shares	-
2. Offering Proceeds	$17,250,000
Less: Estimated Offering Expenses	1,323,050
Net Conversion Proceeds	$15,926,950

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$15,926,950
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	2,070,000
Net Proceeds Reinvested	$13,856,950
Estimated net incremental rate of return	1.58%
Reinvestment Income	$219,078
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	42,780
Less: Amortization of Options (4)	136,130
Less: Recognition Plan Vesting (5)	85,560
Net Earnings Impact	($45,392)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2010 (reported)	$36,000	($45,392)	($9,392)
12 Months ended March 31, 2010 (core)	($268,000)	($45,392)	($313,392)

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2010	$17,007,000	$13,856,950	$0	$30,863,950
March 31, 2010 (Tangible)	$17,007,000	$13,856,950	$0	$30,863,950

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2010	$227,184,000	$13,856,950	$0	$241,040,950

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 38.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 38.0 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
SharePlus Federal Bank
At the Supermaximum Value

1. Pro Forma Market Capitalization	$19,837,500
Less: Foundation Shares	-
2. Offering Proceeds	$19,837,500
Less: Estimated Offering Expenses	1,358,758
Net Conversion Proceeds	$18,478,742

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$18,478,742
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	2,380,500
Net Proceeds Reinvested	$16,098,242
Estimated net incremental rate of return	1.58%
Reinvestment Income	$254,513
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	49,197
Less: Amortization of Options (4)	156,550
Less: Recognition Plan Vesting (5)	98,394
Net Earnings Impact	($49,627)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2010 (reported)	$36,000	($49,627)	($13,627)
12 Months ended March 31, 2010 (core)	($268,000)	($49,627)	($317,627)

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2010	$17,007,000	$16,098,242	$0	$33,105,242
March 31, 2010 (Tangible)	$17,007,000	$16,098,242	$0	$33,105,242

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2010	$227,184,000	$16,098,242	$0	$243,282,242

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 38.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 38.0 percent.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

Exhibit IV-9
Core Earnings Analysis
Comparable Institution Analysis
For the 12 Months Ended March 31, 2010

Comparable Group		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% ($000)	Less: Extraordinary Items ($000)	Estimated Core Income to Common ($000)	Shares (000)	Estimated Core EPS ($)
CZWI	Citizens Community Bancorp Inc. of WI	($3,546)	$8,574	($2,915)	$0	$2,113	5,113	$0.41
CFFC	Community Financial Corp. of VA (1)	$1,367	$242	($82)	$0	$1,527	4,362	$0.35
FFDF	FFD Financial Corp. of Dover OH	$925	($326)	$111	$0	$710	1,011	$0.70
FABK	First Advantage Bancorp of TN	$518	($92)	$31	$0	$457	4,360	$0.10
FCAP	First Capital, Inc. of IN	$977	($306)	$104	$0	$775	2,788	$0.28
FSFG	First Savings Financial Group of IN	$1,990	$172	($58)	$0	$2,104	2,415	$0.87
LABC	Louisiana Bancorp, Inc. of LA	$2,379	($234)	$80	$0	$2,225	4,572	$0.49
FFFD	North Central Bancshares of IA	$2,508	($148)	$50	$0	$2,410	1,348	$1.79
RIVR	River Valley Bancorp of IN	$1,741	($699)	$238	$0	$1,280	1,504	$0.85
WAYN	Wayne Savings Bancshares of OH	$2,237	($116)	$39	$0	$2,160	3,004	$0.72

(1) Financial information is for the quarter ending December 31, 2009.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Serving the Financial Services Industry Since 1988

FIRM QUALIFICATION STATEMENT

RP® Financial ("RP®") provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial services companies.

STRATEGIC PLANNING SERVICES

RP®'s strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

MERGER ADVISORY SERVICES

RP®'s merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and supporting the implementation of post-acquisition strategies. RP® is also expert in de novo charters, shelf charters and negotiating acquisitions of troubled institutions. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP®'s merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP®'s extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, goodwill impairment, insurance company demutualizations, ESOPs, subsidiary companies, purchase accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

OTHER CONSULTING SERVICES

RP® offers other consulting services including evaluating the impact of regulatory changes (TARP, etc.), branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are aided by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (29)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (25)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Director (26)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (23)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (22)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (19)	(703) 647-6552	tbiddle@rpfinancial.com
Janice Hollar, Senior Vice President (24)	(703) 647-6554	jhollar@rpfinancial.com

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 1100
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com